Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162575
PROSPECTUS

RAILAMERICA, INC.

Offer to exchange $740 million aggregate principal amount of 9.25% Senior Secured Notes Due 2017 (which we refer to as the old notes) for $740 million aggregate principal amount of 9.25% Senior Secured Notes Due 2017 (which we refer to as the new notes) which have been registered under the Securities Act of 1933, as amended (the Securities Act), and fully and unconditionally guaranteed by the subsidiary guarantors listed on the first page of this prospectus. When we use the term “notes” in this prospectus, the term includes the old notes and the new notes.

The exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2009, unless we extend the exchange offer.

Terms of the exchange offer:

•	We will exchange new notes for all outstanding old notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration or termination of the exchange offer.

•	The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

•	The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes. You should see the discussion under the caption “Material Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•	We issued the old notes in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

There is no established trading market for the new notes or the old notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 16 for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2009.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy the notes in any jurisdiction or under any circumstances in which the offer or sale is unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Subsidiary Guarantors

A. & R. Line, Inc.	New StatesRail Holdings, LLC
Alabama & Gulf Coast Railway LLC	North Carolina & Virginia Railroad Company, LLC
Arizona & California Railroad Company	Otter Tail Valley Railroad Company, Inc.
Bauxite & Northern Railway Company	Palm Beach Rail Holding, Inc.
California Northern Railroad Company	Point Comfort & Northern Railway Company
Cascade and Columbia River Railroad Company	Puget Sound & Pacific Railroad
Central Oregon & Pacific Railroad, Inc.	RailAmerica Operations Shared Services, Inc., f/k/a American Rail Dispatching Center, Inc.
The Central Railroad Company of Indiana	RailAmerica Operations Support Group, Inc. f/k/a Rail Operating Support Group, Inc.
Central Railroad Company of Indianapolis	RailAmerica Contract Switching Services, Inc.
Connecticut Southern Railroad, Inc.	RailAmerica Equipment Corp.
Dallas, Garland & Northeastern Railroad, Inc.	RailAmerica Intermodal Services, Inc.
Eastern Alabama Railway, LLC	RailAmerica Transportation Corp.
Huron and Eastern Railway Company, Inc.	RailTex, Inc.
Indiana & Ohio Rail Corp.	Rockdale, Sandow & Southern Railroad Company
Indiana & Ohio Railway Company	San Diego & Imperial Valley Railroad Company, Inc.
Indiana Southern Railroad, LLC	San Joaquin Valley Railroad Co.
Kiamichi Railroad Company, L.L.C.	San Pedro Trails, Inc.
Kyle Railroad Company	South Carolina Central Railroad Company, LLC
Kyle Railways, LLC	South East Rail, Inc.
The Massena Terminal Railroad Company	StatesRail II Railroad, LLC
Mid-Michigan Railroad, Inc.	StatesRail, LLC
Missouri & Northern Arkansas Railroad Company, Inc.	Toledo, Peoria & Western Railway Corp.
New England Central Railroad, Inc.	Ventura County Railroad Company

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the matters discussed in the section entitled “Risk Factors” and the detailed information and financial statements included elsewhere in this prospectus.

Unless the context suggests otherwise, references in this prospectus to “RailAmerica,” the “Company,” “we,” “us,” and “our” refer to RailAmerica, Inc. and its consolidated subsidiaries. References in this prospectus to “Fortress” refer to Fortress Investment Group LLC. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States (“GAAP”). Unless the context suggests otherwise, all share and per share information in this prospectus gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

Our Company

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 U.S. states and three Canadian provinces. Our railroad portfolio represents an important component of North America’s transportation infrastructure, carrying large quantities of freight for a highly diverse customer base. In 2008, our railroads transported over one million carloads of freight for approximately 1,800 customers, hauling a wide range of products such as farm and food products, lumber and forest products, paper and paper products, metals, chemicals and coal. On October 16, 2009, we completed an initial public offering of 22,000,000 shares of common stock at a price of $15.00 per share including 10,500,000 million shares of common stock sold by us for which we received net proceeds, after fees and expenses, of approximately $144 million.

For the majority of our customers, our railroads transport freight between a customer’s facility or plant and a connection point with a Class I railroad (a railroad with over $359.6 million in revenues in 2007). Each of our railroads connects with at least one Class I railroad, and in many cases connects with multiple Class I railroads. Frequently, our railroads are the only rail lines directly serving our customers. Moreover, due to the nature of the freight we carry — heavy, large quantities shipped long distances — our service is often the most cost competitive mode of transportation for shippers. In addition to providing freight services, we also generate non-freight revenue from other sources such as railcar storage, demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), leases of equipment to other users, and real estate leases and use fees.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Because we normally provide transportation for only a segment of a shipment’s total distance, with the Class I railroad carrying the freight the majority of the distance, customers are usually billed once, typically by the Class I railroad, for the total cost of rail transport. The Class I railroad is obligated to pay us in a timely manner upon delivery of our portion of the rail service regardless of whether or when the Class I railroad actually receives the total payment from the customer, which reduces our collections risk due to the high credit quality of North American Class I railroads.

Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis. According to the Association of American Railroads, or AAR, in 2006 (the most recent year for which data is available) railroads carried 43% of the total ton-miles (one ton of freight shipped one mile) of freight transported in the U.S. alone. Short line and regional railroads in particular are a vital part of North America’s overall railroad network, connecting customer facilities to Class I railroads and providing an essential service to major shippers and receivers of freight. As one of the largest owners and operators of short line and regional freight railroads in North America, we believe that we are well positioned to take advantage of the rail industry’s favorable dynamics and to continue to grow our business both internally, by growing revenue and earnings from our existing portfolio of railroads, and as an active acquiror in the industry.

We generated total operating revenue of $508.5 million and net income of $16.5 million for the year ended December 31, 2008 and total operating revenue of $206.5 million and net income of $19.2 million for the six months ended June 30, 2009.

The following charts show the relative percentages of our freight revenue by commodity and our total revenue contribution by region for the year ended December 31, 2008.

Freight Revenue by Commodity	Total Revenue Contribution by Region

Immediately after the initial public offering, we had 54,346,930 shares of common stock outstanding. We did not receive any proceeds from the sale of our common stock by the Initial Stockholder (as defined below). We intend to use the net proceeds to us from the initial public offering for working capital and other general corporate purposes, including to redeem $74 million aggregate principal amount of the old notes described below in “Description of the Notes” at a price equal to 103% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, as well as potential strategic investments and acquisitions. On October 16, 2009, we provided a notice of redemption to the indenture trustee and holders of the old notes to redeem $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date, November 16, 2009.

Competitive Strengths

We believe that the key competitive strengths that will enable us to execute our strategy include:

•	Profitable operations with substantial earnings growth: Our focus on continuously improving the operating efficiency and profitability of each of our 40 railroads has allowed us to significantly increase our operating margins and grow our cash flow. As a result of our management team’s focus on improving operating efficiency, our operating ratio, defined as total operating expenses divided by total operating revenue, improved from 89% for the year ended December 31, 2006 to 86% for the year ended December 31, 2007 to 83% for the year ended December 31, 2008. Our operating ratio improved from 84% for the six months ended June 30, 2008 to 78% for the six months ended June 30, 2009. Additionally, due to the relative operational simplicity of our railroads, we have more predictable and lower capital expenditures when compared to the more complex requirements of many Class I networks. As a result of our focus on improving operating efficiency and our predictable capital expenditures, we expect to continue to be able to grow our earnings and cash flow over the long term.

•	Favorable tax attributes: We also benefit from favorable tax attributes which substantially reduce our income tax obligations. As of December 31, 2008, we had $120 million of federal net operating loss carry-forwards expiring between 2020 and 2027 and $95 million of short line tax credits available through 2028. We believe short line railroads will continue to benefit from strong legislative and shipper support due to the pro-competitive nature of our business.

•	Diversified portfolio of freight railroads: We benefit from significant diversity in our customer base, product base, geographic footprint and our relationships with Class I railroads. For the year ended December 31, 2008, no single customer accounted for more than 5% of our freight revenue and our top ten customers accounted for approximately 20% of our freight revenue. In addition, the types of freight hauled over our railroads include more than a dozen commodities, none of which accounted for more than 14% of our freight revenue for the year ended December 31, 2008. This diversity reduces the impact from a downturn in the volume of any single product or a particular regional economy and lowers our dependence on any one customer.

•	Stable and predictable revenue base: Our railroads are often integrated into a customer’s facility and serve as an important component of that customer’s distribution or input network. In many circumstances, our customers have made significant capital investments in facilities on or near our railroads (as in the case of electric utilities, industrial plants or major warehouses) or are geographically unable to relocate (as in the case of coal mines and rock quarries). This provides us with a stable and predictable revenue base.

•	Focus on safety: Our focus on safety allows us to improve the quality and reliability of our services, prevent accidents and injuries, and lower the costs and risks associated with operating our business. As a result of this safety focus, from 2004 to 2008 we have reduced our Reportable Injuries Ratio, defined by the Federal Railroad Administration, or FRA, as reportable personal injuries per 200,000 man-hours, from 2.84x to 1.64x. Similarly, from 2004 to 2008 we reduced our Reportable Train Accidents Ratio, defined by the FRA as reportable train accidents per 100,000 train miles, from 1.08x to 0.74x.

•	Highly experienced management: Our senior management team, which was appointed in early 2007, is comprised of experienced rail industry executives with an average of 26 years in the industry and a track record of generating financial improvements both at well established operations, as well as at newly acquired and underperforming railroads. Several members of management have held senior positions at both Class I railroads as well as other short line and regional railroads. We believe that the experience of our senior management team and its focus on revenue, cash flow and earnings growth are significant contributors to improving the operating and financial performance of our railroads.

Growth Strategy

We plan to grow our revenue, cash flow and earnings by employing the following growth strategies:

Growing freight revenue:  We are focused on growing our freight revenue by seeking new business opportunities at our individual railroads and by centralizing key commercial and pricing decisions. We believe that shippers often seek to locate their operations on short lines because of possible access to multiple Class I railroads and the resulting negotiating leverage it affords them. To this end, our commercial and development team actively solicits customers to locate their manufacturing and warehousing facilities on our railroads. We also seek to generate new business by converting customers located on or near our railroads from other modes of transportation to rail. Members of our senior management team have significant prior experience in the marketing departments of both Class I and short line railroads. Additionally, by centralizing and carefully analyzing pricing decisions based on prevailing market conditions and competitive analysis rather than having such decisions made at the railroad level by local management, we believe we can leverage our management team’s expertise and increase rates per carload.

Expanding our non-freight services and revenue:  We intend to continue to expand and grow the non-freight services we offer to both our rail customers and other parties. Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer’s facility), storing customers’ excess or idle railcars on inactive portions of our rail lines, third party railcar repair, and car hire and demurrage. Each of these services leverages our existing customer relationships and generates additional revenue at a high margin with minimal capital investment. We also seek to grow our revenue from non-transportation uses of our land holdings such as land leases, crossing or access rights, subsurface rights, signboards and cellular communication towers, among others. These sources of revenue and value are an important area of focus by our management as such revenue has minimal associated operating costs or capital expenditures and represents a recurring, high margin cash flow stream. As a result of this strategy, we have grown our non-freight revenue from $56.2 million, or 12.2% of operating revenue, in 2006 to $68.4 million, or 13.5% of operating revenue, in 2008.

Pursuing opportunistic acquisitions:  The North American short line and regional railroad industry is highly fragmented, with approximately 550 short line and regional railroads operating approximately 45,800 miles of track. We believe that opportunistically acquiring additional short line and regional railroads will enable us to grow our revenue and achieve a number of further benefits including, among others, expanding and enhancing our services, further diversifying our portfolio and achieving economies of scale by leveraging senior management experience and corporate costs over a broader revenue base. We believe that the opportunity to acquire assets at attractive valuations is increasing due to the tighter credit environment combined with lower volumes, which results in more willing sellers of assets and a limited number of buyers that possess both the financial flexibility and the expertise to capitalize on these opportunities.

Continuing to improve operating efficiency and lowering costs:  We continue to focus on driving financial improvement through a variety of cost savings initiatives. To identify and implement cost savings, we have organized our 40 railroads into five regional groups which, in turn, report to senior management where many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized. We believe that this strategy enables us to achieve cost and pricing efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. To date, we have implemented a number of cost savings initiatives broadly at all of our railroads targeting lower fuel consumption, safer operations, more efficient locomotive utilization and lower costs for third party services, among others, and continue to be extremely focused on ongoing opportunities to further reduce our costs.

Industry Overview

The North American economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis. With a network of over 140,000 miles of track (in the U.S.), railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter-century. Since de-regulation in 1980, the railroad industry has continually improved its cost structure compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation and a single train can haul the equivalent of up to approximately 280 trucks. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2007 where the equivalent gallon of fuel moved one ton of freight an average of 436 miles by rail — representing an 85% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2006.

According to the AAR, there were 563 railroads in the United States as of December 31, 2007. The AAR classifies railroads operating in the United States into the following three categories based on a railroad’s amount of revenues and track-miles.

		Aggregate
		Miles	% of
Classification of Railroads	Number	Operated	Revenue	Revenues and Miles Operated in 2007

Class I(1)	7	94,313	93%	Over $359.6 million
Regional	33	16,930	3%	$40.0 to $359.6 million and/or 350 or more miles operated
Local/Short line	523	28,891	4%	Less than $40.0 million and less than 350 miles operated

Total	563	140,134	100%

(1)	Includes CSX Transportation, BNSF Railway Co., Norfolk Southern, Kansas City Southern Railway Company, Union Pacific, Canadian National Railway and Canadian Pacific Railroad Co.

Source: Association of American Railroads, Railroad Facts, 2008 Edition.

Our Principal Stockholder

RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress, owns approximately 55.8% of our outstanding common stock. RR Acquisition Holding LLC is referred to in this prospectus as our Initial Stockholder. The Initial Stockholder owns shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors — Risks Related to Our Organization and Structure.”

Additional Information

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. Our principal executive office is located at 7411 Fullerton Street, Suite 300, Jacksonville, Florida 32256, and our telephone number at that location is 1-800-342-1131. Our Internet website address is www.railamerica.com. Information on, or accessible through, our website is not part of this prospectus.

SUMMARY DESCRIPTION OF THE EXCHANGE OFFER

On June 23, 2009, RailAmerica, Inc. completed the private placement of $740,000,000 aggregate principal amount of the old notes. As part of that offering, RailAmerica, Inc. entered into a registration rights agreement with the initial purchasers of the old notes, dated as of June 23, 2009, in which it agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. Below is a summary of the exchange offer.

Old Notes	$740 million aggregate principal amount of 9.25% Senior Secured Notes due 2017.

New Notes	Up to $740 million aggregate principal amount of 9.25% Senior Secured Notes due 2017, the issuance of which has been registered under the Securities Act of 1933. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer	We are offering to issue up to $740 million aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that was executed when the old notes were issued in a transaction in reliance upon the exemption from registration provided by Rule 144A and Regulation S of the Securities Act. Old notes may be tendered in minimum denominations of principal amount of $2,000 and integral multiples of $1,000. We will issue the new notes promptly after expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange; Period for Tendering Old Notes.”

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2009, unless extended by us. By tendering your old notes, you represent to us that:

• you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

• any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

• neither you nor anyone receiving new notes from you, has any arrangement or understanding with any person to participate in a distribution of the new notes, as defined in the Securities Act;

• you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering;

• if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities, you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on December 2, 2009. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered old notes, see “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and the “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Consequences of Not Exchanging Your Old Notes	If you are eligible to participate in the exchange offer and you do not tender your old notes, you will not have any further registration or exchange rights and your old notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of the new notes may adversely affect the liquidity of your old notes. See “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”

Procedures for Tendering the Old Notes	You must do the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

• tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at one of the addresses listed below under the caption “The Exchange Offer — Exchange Agent,” or

• tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank National Association, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the caption “The Exchange Offer — Book-Entry Transfers.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion under the caption “Material Federal Income Tax Considerations” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer — Exchange Agent.”

Resales	Based on interpretations by the staff of the Securities and Exchange Commission (“SEC”) as set forth in no-action letters issued to the third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

• you are our “affiliate,” as defined in Rule 405 under the Securities Act;

• you are not acquiring the new notes in the exchange offer in the ordinary course of your business;

• you are participating or intend to participate, or have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes, you will receive in the exchange offer; or

• you are holding old notes that have or are reasonably likely to have the status of an unsold allotment in the initial offering.

If you fall within one of the exceptions listed above, you cannot rely on the applicable interpretations of the staff of the SEC and you must comply with the applicable registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. See the discussion below under the caption “The Exchange Offer — Procedures for Tendering Old Notes” for more information.

Broker-Dealer	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were acquired by such broker-dealer as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Furthermore, a broker-dealer that acquired any of its old notes directly from us:

• may not rely on the applicable interpretations of the staff or the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988); Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991); or Shearman & Sterling, SEC no-Action Letter (July 2, 1993); and

• must also be named as a selling security holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

SUMMARY DESCRIPTION OF THE NOTES

The terms of the new notes and those of the outstanding old notes are substantially identical, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. When we use the term “notes” in this prospectus, the term includes the old notes and the new notes. For a more detailed description of the new notes, see “Description of the Notes.”

Issuer	RailAmerica, Inc., a Delaware corporation.

Notes Offered	Up to $740 million aggregate principal amount of 9.25% senior secured notes due 2017.

Maturity Date	July 1, 2017.

Interest Payment Dates	January 1 and July 1 of each year, commencing on January 1, 2010. Interest will accrue from June 23, 2009.

Guarantees	All payments on the notes, including principal and interest, are jointly and severally guaranteed on a senior secured basis by all of our existing and future wholly-owned domestic restricted subsidiaries other than domestic subsidiaries all of the material assets of which consist of stock in foreign subsidiaries and certain domestic subsidiaries that do not have material assets or earnings.

Security	The notes and the guarantees are secured by a first-priority lien (subject to certain exceptions and permitted liens) on substantially all the tangible and intangible assets of us and the guarantors (other than ABL Collateral) (as defined below) in each case held by us and the guarantors including the capital stock of any subsidiary held by us, any guarantor and any first tier subsidiary that is a domestic subsidiary substantially all of the assets of which consist of stock in foreign subsidiaries (but limited to 65% of the voting stock of any such first-tier subsidiary that is a foreign subsidiary or a domestic subsidiary all of the material assets of which consist of stock in foreign subsidiaries), such assets are referred to as the Notes Collateral. See “Description of the Notes — Security for the Notes.”

The ABL Collateral consists of accounts receivable, deposit accounts, securities accounts, cash (other than cash proceeds of the Notes Collateral), related general intangibles and instruments related to the foregoing and proceeds of the foregoing, in each case held by us and the guarantors.

Ranking	The notes and the guarantees will be our and the guarantors’ senior secured obligations. The indebtedness evidenced by the notes and the guarantees will:

• rank senior in right of payment to any existing and future subordinated indebtedness;

• rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including amounts outstanding under the ABL Facility;

• rank equally to our and the guarantors’ obligations under any other pari passu lien obligations incurred after the issue date to the extent of the Notes Collateral;

• be effectively subordinated to our indebtedness and the guarantors’ obligations under the ABL Facility, any other debt incurred after the issue date that has a first-priority security interest in the ABL Collateral, any permitted hedging obligations and all cash management obligations incurred with any lender or any of its affiliates under the ABL Facility, in each case to the extent of the ABL Collateral; and

• be structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us or one of our guarantor subsidiaries).

The Indenture governing the notes (the Indenture) permits additional indebtedness or other obligations to be secured by the Notes Collateral.

Optional Redemption	During any 12-month period commencing on the issue date, we may redeem up to 10% of the aggregate principal amount of the notes issued under the Indenture at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any.

We may also redeem some or all of the notes at any time before July 1, 2013 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium.

We may also redeem some or all of the notes at any time after July 1, 2013 at the redemption prices described under “Description of the Notes — Optional Redemption” plus, in each case, accrued and unpaid interest, if any.

In addition, prior to July 1, 2012, we may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain equity offerings at a price equal to 100% of the aggregate principal amount of the notes to be redeemed plus a premium equal to the stated interest rate of the notes, plus accrued and unpaid interest, if any; provided that after giving effect to any such redemption, at least 65% of the notes issued on the issue date would remain outstanding immediately after such redemption. See “Description of the Notes — Optional Redemption.”

Change of Control	Upon a change of control, we will be required to make an offer to purchase each holder’s notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

Asset Sales	If we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at their face amount, plus accrued and unpaid interest to the purchase date. See “Description of the Notes — Repurchase at the Option of Holders — Asset Sales.”

Certain Covenants	The Indenture governing the notes contains covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness or issue certain disqualified stock and preferred shares;

• create liens on certain assets to secure debt;

• pay dividends or make other equity distributions;

• purchase or redeem capital stock;

• make certain investments;

• sell assets;

• agree to any restrictions on the ability of restricted subsidiaries to transfer property or make payments to us;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

• engage in transactions with affiliates; and

• permit any person to become a restricted subsidiary without guaranteeing payment of the notes.

These limitations are subject to a number of important qualifications and exceptions. See “Description of the Notes — Certain Covenants.” Many of these covenants will cease to apply to the notes at all times after such notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

No Established Trading Market	The new notes generally will be freely transferable but will also be new securities for which there is no established market. Accordingly, a liquid market for the notes may not develop or be maintained. We have not applied, and do not intend to apply, for the listing of the new notes on any exchange or automated dealer quotation system.

Risk Factors	Tendering your old notes in the exchange offer involves risks. You should carefully consider the information in the section entitled “Risk Factors” beginning on page 16 and all the other information included in this prospectus before tendering any old notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial information for our business. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated historical financial statements and the related notes included elsewhere in this prospectus.

The information for the successor periods included in the following tables gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

The consolidated financial information labeled as “predecessor” includes financial reporting periods prior to the merger on February 14, 2007, in which we were acquired by certain private equity funds managed by affiliates of Fortress (the “Acquisition”) and the consolidated financial information labeled as “successor” includes financial reporting periods subsequent to the Acquisition.

The summary consolidated statement of operations data for the predecessor year ended December 31, 2006, the predecessor period January 1, 2007 through February 14, 2007, the successor period February 15, 2007 through December 31, 2007 and the successor year ended December 31, 2008 and the summary successor consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the predecessor years ended December 31, 2004 and 2005 and the summary predecessor consolidated balance sheet data as of December 31, 2006 have been derived from our audited financial statements that are not included in this prospectus. The summary successor consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the summary successor consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period. The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	to December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Operating revenue	$366,896	$420,987	$462,580	$55,766	$424,154	$508,466	$255,240	$206,483
Operating expenses	315,825	369,965	412,577	57,157	355,776	422,418	213,970	161,174

Operating income (loss)	51,071	51,022	50,003	(1,391)	68,378	86,048	41,270	45,309
Interest expense, including amortization costs	(27,696)	(20,329)	(27,392)	(3,275)	(42,996)	(61,678)	(24,334)	(35,263)
Other income (loss)(1)	(39,549)	(621)	—	284	7,129	(9,008)	(1,340)	(1,420)

Income (loss) from continuing operations before income taxes	(16,174)	30,072	22,611	(4,382)	32,511	15,362	15,596	8,626
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Discontinued operations	(11,445)	(362)	9,223	—	(756)	2,764	(297)	12,951

Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227

Income (loss) from continuing operations per share of common stock:
Basic	$(0.41)	$0.83	$0.71	$(0.14)	$0.80	$0.32	$0.12	$0.15
Diluted	$(0.41)	$0.81	$0.70	$(0.14)	$0.80	$0.32	$0.12	$0.15

	Predecessor			Successor
						As of
	As of December 31,			As of December 31,		June 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)

BALANCE SHEET DATA:
Cash and cash equivalents	$24,331	$14,310	$12,771	$15,387	$26,951	$23,930
Total assets	1,016,143	1,147,376	1,125,732	1,483,239	1,475,394	1,469,083
Long-term obligations, including current maturities	363,350	433,873	400,638	636,941	629,580	713,884
Stockholders’ equity	380,926	431,278	472,249	512,749	471,520	483,034

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except for freight carloads)

OTHER DATA:
Freight carloads (continuing operations)	1,173,243	1,248,102	1,238,182	141,006	1,021,657	1,056,710	556,689	414,303
Freight revenue	$330,381	$378,100	$406,366	$48,289	$371,089	$440,041	$225,136	$169,606
Non-freight revenue	36,515	42,887	56,214	7,477	53,065	68,425	30,104	36,877
EBITDA(2)	39,818	81,515	88,135	3,741	107,653	116,618	59,529	64,455
Depreciation and amortization	28,296	31,114	38,132	4,848	32,146	39,578	19,599	20,566
Interest expense, including amortization costs	27,696	20,329	27,392	3,275	42,996	61,678	24,334	35,263
Capital expenditures	75,800	75,907	70,425	5,545	65,400	61,282	29,625	25,766
Net cash provided by (used in) Operating activities	48,077	54,137	60,603	(1,763)	67,931	83,572	38,754	(43,358)
Investing activities	110,669	(138,980)	(34,996)	(5,448)	(1,150,087)	(45,651)	(28,935)	(6,501)
Financing activities	(148,375)	74,502	(27,081)	2,458	1,088,941	(24,799)	(655)	46,897

(1)	Other income (loss) for the year ended December 31, 2004 primarily relates to financing costs incurred to amend the senior credit facility and to repurchase our senior subordinated notes. Other income (loss) for the remaining periods primarily relates to non-cash foreign exchange gains or losses associated with U.S. dollar term borrowings by one of our Canadian subsidiaries. Other income (loss) for the six months ended June 30, 2009 primarily relates to write-off of deferred financing costs in conjunction with the repayment of our term borrowings.

(2)	EBITDA is defined as net income (loss) before interest expense, provision for (benefit from) income taxes and depreciation and amortization. We believe EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on U.S. generally accepted accounting principle (“GAAP”) measures and eliminates items that have less bearing on our operating performance.

EBITDA provides us with a key measure of operating performance as it assists us in comparing our performance on a consistent basis by removing the impact of changes in (i) our asset base (depreciation and amortization) from the Acquisition due to a step-up in value and from capital expenditures and (ii) our capital structure (interest expense, including amortization costs).

Adjusted EBITDA (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”) represents EBITDA before impairment of assets, equity compensation costs, gain (loss) on foreign currency exchange and non-recurring headquarter relocation costs. Adjusted EBITDA assists us in monitoring our ability to undertake key investing and financing functions such as making investments, transferring property, paying dividends, and incurring additional indebtedness, which are generally prohibited by the covenants under our senior secured notes unless we met certain financial ratios and tests.

EBITDA provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. Among other things, it provides an indicator for management to determine if adjustments to current spending decisions are needed.

An investor or potential investor should find this metric important in evaluating our performance, results of operations or financial position.

The following table shows the reconciliation of our EBITDA from net income (loss):

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months
	Year Ended December 31,			February 14,	December 31,	December 31,	Ended June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands)

Net Income (Loss) to EBITDA Reconciliation:
Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227
Add: Discontinued operations (gain) loss	11,445	362	(9,223)	—	756	(2,764)	297	(12,951)

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Add:
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350
Interest expense, including amortization costs	27,696	20,329	27,392	3,275	42,996	61,678	24,334	35,263
Depreciation and amortization	28,296	31,114	38,132	4,848	32,146	39,578	19,599	20,566

EBITDA	$39,818	$81,515	$88,135	$3,741	$107,653	$116,618	$59,529	$64,455

EBITDA, as presented herein, is a supplemental measure of our performance that is not required by, or presented in accordance with GAAP. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, EBITDA has limitations as an analytical tool. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue, net income (loss) or any other performance measure derived in accordance with GAAP.

RISK FACTORS

You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to tender your old notes in the exchange offer.

Risks Related to the Exchange Offer and Holding the Notes

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. In addition, if a large number of old notes are exchanged for new notes and there is only small amount of old notes outstanding, there may not be an active market in the old notes, which may adversely affect the market price and liquidity of the old notes. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes” and “Material Federal Income Tax Considerations.”

You must comply with the exchange offer procedures in order to receive new, freely tradable new notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the Exchange Agent’s account at DTC, New York, New York as depository, including an Agent’s Message (as defined herein) if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer — Procedures for Tendering Old Notes” and “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”

An active trading market for the new notes may not develop.

The new notes are a new issue of securities for which there is currently no trading market. We do not intend to apply for listing of the new notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if it develops, that such market will be sustained as to the liquidity of any market. If an active market does not develop or is not maintained, the market price and liquidity of the new notes may be adversely affected. In addition, the liquidity of the trading market in the new notes, if it develops, and the market price quoted for the new notes, may be adversely affected by changes in interest rates in the market for high yield securities and by changes in our financial performance or prospects, or the prospects for companies in our industry.

You may not be able to resell notes you receive in the exchange offer without registering those notes or delivering a prospectus.

Based on interpretations by the staff of the SEC in no-action letters, we believe, with respect to notes issued in the exchange offer, that:

•	holders who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their notes in the ordinary course of business; and

•	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the notes do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the staff of the SEC in no-action letters, and would have to register the notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding notes in market-making activities or other trading activities and must deliver a prospectus when they resell the notes they acquire in the exchange offer in order not to be deemed an underwriter.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, including our ability to incur additional indebtedness.

As of June 30, 2009, our total indebtedness was approximately $713.9 million, which represented approximately 59.6% of our total capitalization. Our substantial amount of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness.

Our substantial indebtedness could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The Indenture governing the notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. The credit market turmoil could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the Indenture governing our senior secured notes could result in a default under the Indenture, which could cause all of our existing indebtedness to be immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, in the event of an acceleration holders of our senior secured notes could proceed against the collateral securing the notes which includes nearly all of our assets. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these restrictions and covenants may also cause us to take actions that are not favorable to our stockholders and may make it more difficult for us to successfully execute our business plan and compete against companies that are not subject to such restrictions and covenants.

Despite our substantial indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although our ABL facility and the Indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt, including future shared collateral debt (as defined in “Description of the Notes”), is added to our existing debt levels, the related risks that we now face would increase. In addition, the Indenture governing the notes does not prevent us from incurring obligations that do not constitute indebtedness under the Indenture.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The Indenture governing the notes and our ABL facility contains various covenants that limit our ability to engage in specified types of transactions. The Indenture and ABL facility covenants limit us and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell, transfer or convey certain assets;

•	create liens;

•	designate our subsidiaries as unrestricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants or covenants contained in future agreements could result in a default under the Indenture, the ABL facility or such future agreements. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions.

We may not be able to generate sufficient cash to service the notes or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on the notes or our other indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance the notes or our other indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the Indenture governing the notes and existing or future debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our ABL Facility is effectively senior to the notes to the extent of the value of the ABL Collateral.

Obligations under our ABL Facility are secured by a first-priority lien in the ABL Collateral. In addition, the Indenture permits us to incur additional indebtedness secured on a first-priority basis by the ABL Collateral in the future. We have approximately $25 million of undrawn availability under the ABL Facility, after taking account of borrowing base limitations. Holders of the indebtedness under our ABL Facility and any other indebtedness secured by a first-priority lien in the ABL Collateral are entitled to receive proceeds from the realization of value of the ABL Collateral to repay such indebtedness in full before the holders of the notes will be entitled to any recovery from such collateral. As a result, the notes are effectively junior in right of payment to indebtedness under our ABL Facility and any other indebtedness secured by the ABL Collateral, to the extent of the realizable value of such collateral.

Claims of noteholders are structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they do not guarantee the notes.

The notes are not guaranteed by any of our non-U.S. or non-wholly owned subsidiaries. Accordingly, claims of holders of the notes are structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries have to be satisfied before any of the assets of such subsidiaries become available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

In addition, the equity interests of other equity holders in any non-wholly owned non-guarantor subsidiary in any dividend or other distribution made by these entities need to be satisfied on a proportionate basis with us. These less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Our non-guarantor subsidiaries accounted for $68.6 million and $25.8 million, or 13.5% and 12.5%, of our revenues, and generated operating income of $23.3 million and $7.0 million, for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our non-guarantor subsidiaries accounted for $214.4 million and $179.0 million, or 14.5% and 12.2%, of our assets and $66.3 million and $24.5 million, or 6.6% and 2.4%, of our liabilities as of December 31, 2008 and June 30, 2009, respectively.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.

No appraisal of the value of the Notes Collateral has been made and the fair market value of the Notes Collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the Notes Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Notes Collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the Notes Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the Notes Collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of the Notes Collateral may not be sufficient to pay our obligations under the notes.

To the extent that pre-existing liens, liens permitted under the Indenture and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of obligations secured by first-priority liens), encumber any of the Notes Collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the Notes Collateral that could adversely affect the value of the Notes Collateral and the ability of the Notes Collateral Agent, the trustee under the Indenture or the holders of the notes to realize or foreclose on the Notes Collateral.

In addition, because a portion of the Notes Collateral consists of pledges of 65% of the capital stock of certain of our foreign subsidiaries, the validity of those pledges under local law, if applicable, and the ability of the holders of the notes to realize upon that collateral under local law, to the extent applicable, may be limited by such local law, which limitations may or may not affect the liens securing the notes.

Furthermore, the Indenture governing the notes permits us, subject to compliance with certain financial tests, to issue additional secured debt, including debt secured equally and ratably by the same assets pledged for the benefit of the holders of the notes. This would reduce amounts payable to holders of the notes from the proceeds of any sale of the Notes Collateral.

There may not be sufficient Notes Collateral to pay off any additional notes we may issue together with the notes offered hereby.

Consequently, liquidating the Notes Collateral securing the notes and the guarantees may not result in proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of Notes Collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the Notes Collateral) would have only an unsecured, unsubordinated claim against our and the subsidiary guarantors’ remaining assets.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, all or a portion of the Notes Collateral may be released, including:

•	to enable the sale, transfer or other disposal of such Notes Collateral in a transaction not prohibited under the Indenture, including the sale of any entity in its entirety that owns or holds such Notes Collateral; and

•	with respect to Notes Collateral held by a guarantor, upon the release of such guarantor from its guarantee.

In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the Indenture.

The Indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any Notes Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the Indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the Notes Collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of the Notes.”

There are certain other categories of property that are also excluded from the Notes Collateral.

Our ability to incur purchase money indebtedness and capital lease obligations is subject to limitations, as described in “Description of the Notes.” Certain categories of assets are excluded from the Notes Collateral. Excluded assets include, among other categories, assets of our subsidiaries located outside the U.S. to the extent a security interest cannot be granted under federal or state law, assets in which the grant of a security interest is prohibited by law, certain after-acquired property, outstanding stock of certain controlled foreign corporations and assets (including leasehold interests in real property) in which we are contractually obligated not to create a security interest. See “Description of the Notes.” These excluded assets represent approximately 20% of our total assets as of June 30, 2009. If an event of default occurs and the notes are accelerated, the notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

Lien searches on real property have not been and will not be conducted.

We have not conducted lien searches on the portion of the Notes Collateral that constitutes rail lands and other real property. If conducted, such lien searches could reveal a prior lien or multiple prior liens on such portion of the Notes Collateral, and such liens may prevent or inhibit the Notes Collateral Agent from foreclosing on the liens on such Notes Collateral securing the notes and impair the value of such Notes Collateral. We cannot guarantee that if lien searches were to have been conducted that such lien searches would not reveal any prior liens on such Notes Collateral. Any such prior lien could be significant, could be prior to the liens securing the notes and could have an adverse effect on the ability of the Notes Collateral Agent to realize or foreclose upon such Notes Collateral.

Rights of holders of the notes in the Notes Collateral may be adversely affected by the failure to perfect security interests in Notes Collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the Notes Collateral may not be perfected with respect to the claims of the notes if the Notes Collateral Agent does not take the actions necessary to perfect any of these liens. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate of title and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. We and the guarantors have limited obligations to perfect the security interest of the holders of the notes in specified Notes Collateral. There can be no assurance that the trustee or the Notes Collateral Agent will monitor, or that we will inform such trustee or Notes Collateral Agent of, the future acquisition of property and rights that constitute Notes Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Notes Collateral. Neither the trustee nor the Notes Collateral Agent has an obligation to monitor the acquisition of additional property or rights that constitute Notes Collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the Notes Collateral or the priority of the security interest in favor of the notes against third parties.

The failure of the Trustee or the Notes Collateral agent to monitor the status of an international treaty relating to the perfection of security interests in rolling stock could adversely affect the security interest in the Notes Collateral or the priority of the security interest in favor of the Notes against third parties.

The perfection of security interests in rolling stock is governed by federal law and requires that filings be made with the Department of Transportation’s Surface Transportation Board, or STB, including when we acquire additional rolling stock. Any filing with the STB must include a description of the equipment and the identification number affixed to each item of rolling stock. However, not all items of rolling stock bear such an identification number. We and the guarantors have limited obligations to perfect the security interest of the holders of the notes in specified Notes Collateral. There can be no assurance that the trustee or the Notes Collateral Agent will monitor, or that we will inform such trustee or Notes Collateral Agent of, the future acquisition of property and rights that constitute Notes Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Notes Collateral. Neither the trustee nor the Notes Collateral Agent has an obligation to monitor the acquisition of additional property or rights that constitute Notes Collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the Notes Collateral or the priority of the security interest in favor of the notes against third parties.

In addition, we are subject to changes in local, state, federal and international laws and regulations that affect the perfection of security interests in rolling stock. An international convention intended to standardize transactions involving movable property, including rolling stock, has been ratified by the United States. This convention, however, enters into force only if the United States ratifies a specific protocol, which the United States has not yet done. In the event that the United States ratifies the protocol, the provisions of the convention and protocol will enter into force and will preempt applicable U.S. laws enacted earlier in time with respect to the perfection of security interests in rolling stock. We and the guarantors have limited obligations to perfect the security interest of the holders of the notes in specified Notes Collateral. There can be no assurance that the trustee or the Notes Collateral Agent will monitor, or that we will inform such trustee or Notes Collateral Agent of, ratification of the protocol or force of the treaty and that the necessary action will be taken to properly perfect the security interest in the Notes Collateral. Neither the trustee nor the Notes Collateral Agent has an obligation to monitor the ratification of the protocol or force of the treaty or the perfection of any security interest thereunder. Such failure may result in the loss of the security interest in the Notes Collateral or the priority of the security interest in favor of the notes against third parties.

We do not expect that mortgages on all of our real properties intended to constitute Notes Collateral will be recorded at the time of the issuance of the new notes. Any issues that we are not able to resolve in connection with the recordation of such mortgages may impact the value of the Notes Collateral. Recordation of such mortgages after the issue date of the notes increases the risk that the liens granted by those mortgages could be avoided.

We do not expect that mortgages on all of our real properties intended to constitute Notes Collateral will be recorded at the time of the issuance of the notes. One or more of these mortgages may constitute a significant portion of the value of the collateral securing the notes and the guarantees.

We have agreed to use commercially reasonable efforts to put such mortgages in place within 60 days following the closing date. If we are unable to record a mortgage, the value of the collateral securing the notes will be reduced.

If we or any guarantor were to become subject to a bankruptcy proceeding after the issue date of the notes, any mortgage recorded more than 30 days after the issue date of the notes would face a greater risk of being invalidated than if we had recorded it at the issue date or within such 30 day period. If a mortgage is recorded more than 30 days after the issue date, it will be treated under bankruptcy law as if it were delivered to secure previously existing debt, which is materially more likely to be avoided as a preference by the bankruptcy court than if the mortgage were promptly recorded at the time of the issue date of the notes or within such 30 day period. To the extent that the grant of any such mortgage is avoided as a preference, you would lose the benefit of the property encumbered by that mortgage.

Title insurance policies and surveys were not obtained for any real property.

Title insurance policies and surveys were not obtained in connection with the mortgages against any of our real property. Accordingly, the mortgages do not have the benefit of (i) title insurance policies insuring our title to and the first priority of the liens of the mortgages with respect to any of the real property owned or leased by us and (ii) any surveys that would reveal encroachments, adverse possession claims, zoning or other restrictions that exist with respect to such real properties which could adversely affect the value or utility of such property securing the notes. There can be no assurance that there does not exist a mechanics’ lien or other lien encumbering one or more of the real properties that is senior to the lien (or a portion of the lien) of any such mortgage. The existence of such liens could adversely affect the value of the real property securing the notes as well as the ability of the Notes Collateral Agent to realize or foreclose on such real property.

In addition, there can be no assurance that the legal descriptions attached to the mortgages (i) accurately describe and encumber the property intended to be mortgaged as security for the notes, (ii) include all real property owned, leased or otherwise held by us or (iii) do not include real property not owned, lease or otherwise held by us.

Certain of the real property is ground leased.

Approximately 10% of the book value of the assets securing the notes consist in whole or in material part of a leasehold interest under a ground lease or a ground sub-lease. Mortgages secured by a lien on a leasehold interest are subject to risks not associated with mortgage loans secured by a lien on a fee estate. The most significant of these risks is that a leasehold interest could be terminated before the debt secured by the mortgage is paid in full. The forms of these ground leases vary in scope and extent with respect to provisions designed to protect the interests of a leasehold mortgagee. However, most of our real property subject to ground leases require that the ground lessor provide the leasehold mortgagee with notice of the occurrence of a default under the ground lease and the opportunity to cure the applicable borrower’s default.

In general, the ground leases do not prohibit the ground lessee from encumbering its interest in the property, though in some cases, consent of the ground lessor is required. If a mortgage on the fee interest in the property is recorded prior to the recordation of a memorandum of the ground lease or if the ground lease, by its terms, is subordinate to a fee mortgage, the holder of the fee mortgage could, in the event of the foreclosure of the fee mortgage, elect to terminate the applicable ground lease, and thus your security interest in such leasehold.

The imposition of certain permitted liens could adversely affect the value of the Notes Collateral.

The collateral securing the notes is subject to liens permitted under the terms of the Indenture governing the notes, whether arising on or after the date the notes are issued. The existence of any permitted liens could adversely affect the value of the Notes Collateral as well as the ability of the Notes Collateral Agent to realize or foreclose on such collateral. The Notes Collateral securing the notes may also secure future indebtedness and other obligations of the company and the guarantors to the extent permitted by the Indenture and the security documents. Your rights to the Notes Collateral would be diluted by any increase in the indebtedness secured by the Notes Collateral.

Remedies available to the Notes Collateral Agent may be limited by state law, practicability and lease provisions.

Several states have laws that prohibit more than one “judicial action” or “one form of action” to enforce a mortgage obligation, and some courts have construed the term “judicial action” broadly. In addition, the Notes Collateral Agent may be required to foreclose first on real property located in states where such “one action” rules apply (and where non-judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. As a result of the foregoing considerations, among others, the ability of the Notes Collateral Agent to realize upon the mortgages may be limited by the application of state laws.

In addition, the large number of real properties may render mortgage foreclosure impracticable. The Notes Collateral Agent may elect to forego foreclosure on the individual real properties and foreclose on the equity interests of the owners of such real property instead. A foreclosure on the equity interests of such entities could violate provisions of certain ground leases and contracts entered into by such entities and could result in early termination of such agreements.

In addition, a foreclosure of the equity interests, rather than of the liens of the mortgages, will leave in place any junior liens that may have been recorded subsequent to the recording of the mortgages.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral in favor of the Notes Collateral Agent, including pursuant to security documents delivered after the date of the Indenture governing the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. As more fully described herein, certain of the assets securing the notes are not subject to a valid and perfected security interest.

The collateral securing the notes is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the Notes Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees. In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment may not be easily replaced.

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral securing the notes will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the Notes Collateral is subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from, among other things, repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from retaining security repossessed by such creditor without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral, including cash collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”

The secured creditor is entitled to “adequate protection” to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case but the adequate protection actually provided to a secured creditor may vary according to the circumstances. Adequate protection may include cash payments or the granting of additional security if and at such times as the court, in its discretion and at the request of such creditor, determines after notice and a hearing that the collateral has diminished in value as a result of the imposition of the automatic stay of repossession of such collateral or the debtor’s use, sale or lease of such collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the trustee under the Indenture for the notes could foreclose upon or sell the Notes Collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Moreover, the Notes Collateral Agent and the trustee may need to evaluate the impact of the potential liabilities before determining to foreclose on Notes Collateral consisting of real property because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened releases of hazardous substances at such real property. Consequently, the Notes Collateral Agent may decline to foreclose on such Notes Collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

In the event of a bankruptcy of us or any of the guarantors, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral securing the notes.

In any bankruptcy proceeding with respect to us or any of the guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the Notes Collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by the bankruptcy court that the notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim in an amount equal to the value of the Notes Collateral and an unsecured claim with respect to the remainder of its claim which would not be entitled to the benefits of security in the Notes Collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at any time prior to such a finding of under-collateralization, those payments would be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the notes are only entitled to post-petition interest under the United States Bankruptcy Code to the extent that the value of their security interest in the Notes Collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in Notes Collateral with a value equal or less than their pre-bankruptcy claim are not entitled to post-petition interest under the United States Bankruptcy Code. No appraisal of the fair market value of the Notes Collateral has been prepared and therefore the value of the noteholders’ interest in the Notes Collateral may not equal or exceed the principal amount of the notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to obtain financing. Our failure to repurchase the notes upon a change of control would cause a default under the Indenture governing the notes.

In addition, the change of control provisions in the Indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the Indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the Indenture that would trigger our obligation to repurchase the notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the Indenture, we are not required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and any guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes, the incurrence of any guarantees of the notes entered into upon issuance of the notes and subsidiary guarantees that may be entered into thereafter under the terms of the Indenture governing the notes and the granting of liens to secure the notes and the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes, any guarantee or any of the liens securing the notes and the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes, incurred its guarantee or granted the liens with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing the notes, incurring its guarantee or granting the liens and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or now or antecedent debt is secured or satisfied. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In addition, the court may avoid and set aside the liens securing the collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes.

Although each guarantee entered into by a subsidiary contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the notes, if any, could cause the liquidity or market value of the notes to decline.

The notes have been rated by nationally recognized statistical ratings organizations. The notes may in the future be rated by additional rating agencies. We cannot assure you that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any lowering or withdrawal of a rating by a rating agency could reduce the liquidity or market value of the notes.

Risks Related to Our Business

Adverse macroeconomic and business conditions have and could continue to impact our business negatively.

Economic activity in the United States and throughout the world has undergone a sudden, sharp downturn, which has impacted our business negatively. Global financial markets have and could continue to experience unprecedented volatility and disruption. Certain of our customers and suppliers are directly affected by the economic downturn, are facing credit issues and could experience cash flow problems that have and could continue to give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for our rail services. In addition, adverse economic conditions could also affect our costs for insurance and our ability to acquire and maintain adequate insurance coverage for risks associated with the railroad business if insurance companies experience credit downgrades or bankruptcies. Changes in governmental banking, monetary and fiscal policies to stimulate the economy, restore liquidity and increase credit availability may not be effective. It is difficult to determine the depth and duration of the economic and financial market problems and the many ways in which they may impact our customers, suppliers and our business in general. Moreover, given the asset intensive nature of our business, the economic downturn increases the risk of significant asset impairment charges since we are required to assess for potential impairment of non-current assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset’s carrying amount may not be recoverable. This may also limit our ability to sell our assets to the extent we need, or find it desirable, to do so. Continuation or further worsening of current macroeconomic and financial conditions could have a material adverse effect on our operating results, financial condition and liquidity. In addition, our railroads compete directly with other modes of transportation, including motor carriers, and ship, barge and pipeline operators. If these alternative methods of transportation become more cost-effective to our customers due to macroeconomic changes, or if legislation is passed providing materially greater opportunity for motor carriers with respect to size or weight restrictions, our operating results, financial condition and liquidity could be materially adversely affected.

Rising fuel costs could materially adversely affect our business.

Fuel costs were approximately 7% of our total operating revenue for the six months ended June 30, 2009, and were approximately 12%, 12% and 14% of our total operating revenue for the years ended December 31, 2006, 2007 and 2008, respectively. Fuel prices and supplies are influenced significantly by international, political and economic circumstances. If fuel supply shortages or unusual price volatility were to arise for any reason, the resulting higher fuel prices would significantly increase our operating costs.

As part of our railroad operations, we frequently transport hazardous materials, the accidental release of which could have an adverse effect on our operating results.

We are required to transport hazardous materials to the extent of our common carrier obligation. An accidental release of hazardous materials could result in significant loss of life and extensive property damage. The associated costs could have an adverse effect on our operating results, financial condition or liquidity.

Some of our employees belong to labor unions and strikes or work stoppages could adversely affect our operations.

Many of our employees are union-represented. Our union employees work under collective bargaining agreements with various labor organizations. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If our union-represented employees were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or their terms and conditions in future labor agreements were renegotiated, we could experience significant disruption of our operations and higher ongoing labor costs.

Because we depend on Class I railroads and certain important customers for our operations, our business and financial results may be adversely affected if our relationships with Class I carriers and certain important customers deteriorate.

The railroad industry in the United States and Canada is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Approximately 87% of our total freight revenue in 2008 was derived from interchange traffic. Of our total freight revenue in 2008, Union Pacific, CSX Transportation, Canadian National Railway and BNSF Railway represented 24%, 22%, 16% and 12%, respectively and the remaining Class I carriers each represented less than 10% of our total freight revenue. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I carriers with respect to, among other matters, freight rates, car supply, switching, interchange, fuel surcharges and trackage rights (an arrangement where the company that owns the line retains all rights, but allows another company to operate over certain sections of its track). In addition, loss of customers or service interruptions or delays by our Class I interchange partners relating to customers who ship over our track may decrease our revenue. Class I carriers are also sources of potential acquisition candidates as they continue to divest branch lines. Failure to maintain good relationships may adversely affect our ability to negotiate acquisitions of branch lines.

Although our operations served approximately 1,800 customers in 2008, freight revenue from our 10 largest freight revenue customers accounted for approximately 19.6% of our total revenues in 2008. Substantial reduction in business with or loss of important customers could have a material adverse effect on our business and financial results.

If the track maintenance tax credit is not renewed by Congress, we would no longer be able to earn or assign credits for track maintenance.

We are eligible to receive tax credits for certain track maintenance expenditures under Section 45G of the Internal Revenue Code, as amended, or the Code. Pursuant to Section 45G, these credits are assignable under limited circumstances. In 2009, we expect to receive approximately $22.5 million from the assignment of these credits. Section 45G is scheduled to expire on December 31, 2009, and after such time, unless Section 45G is renewed, we would no longer be able to earn or assign credits for track maintenance expenditures. Legislation is pending before the United States Senate (S. 461) and the House of Representatives (H.R. 1132) that would extend the availability of the Section 45G tax credit for three years. There can be no assurance, however, that this legislation will be enacted.

We are subject to the risks of doing business in Canada.

We currently have railroad operations in Canada. The risks of doing business in Canada include:

•	adverse changes in the economy of Canada;

•	exchange rate fluctuations; and

•	economic uncertainties including, among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

We are subject to environmental and other governmental regulation of our railroad operations which could impose significant costs.

The failure to comply with environmental and other governmental regulations could have a material adverse effect on us. Our railroad and real estate ownership is subject to foreign, federal, state and local environmental laws and regulations. We could incur significant costs, fines and penalties as a result of any allegations or findings to the effect that we have violated or are strictly liable under these laws or regulations. We may be required to incur significant expenses to investigate and remediate environmental contamination. We are also subject to governmental regulation by a significant number of foreign, federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, maintenance and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us.

Additionally, future changes in federal and/or state laws and regulations governing railroad rates, operations and practices could likewise have a material adverse effect on us.

Severe weather and natural disasters could disrupt normal business operations, which could result in increased costs and liabilities and decreases in revenues.

Severe weather conditions and other natural phenomena, including earthquakes, hurricanes, fires and floods, may cause significant business interruptions and result in increased costs, increased liabilities and decreased revenue.

We face possible catastrophic loss and liability and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision, and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, cargo leaks or explosions, environmental mishaps, or other accidents can cause serious bodily injury, death, and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, floods, hurricanes or other storms. The occurrence of a major natural disaster could have a material adverse effect on our operations and financial condition. We maintain insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations which could have an adverse effect on our financial condition.

We may face liability for casualty losses which are not covered by insurance.

We have obtained insurance coverage for losses sustained by our railroads arising from personal injury and for property damage in the event of derailments or other incidents. Personal injury claims made by our railroad employees are subject to the Federal Employers’ Liability Act, or FELA, rather than state workers’ compensation laws. Currently, we are responsible for the first $2 million of expenditures per each incident under our general liability insurance policy and $1 million of expenditures per each incident under our property insurance policy. Severe accidents or personal injuries could cause our liability to exceed our insurance limits which might have a material adverse effect on our business and financial condition. Our annual insurance limits are $200 million and $15 million on liability and property, respectively. In addition, adverse events directly and indirectly attributable to us, including such things as derailments, accidents, discharge of toxic or hazardous materials, or other like occurrences in the industry, can be expected to result in increases in our insurance premiums and/or our self insured retentions and could result in limitations to the coverage under our existing policies.

We depend on our management and key personnel, and we may not be able to operate and grow our business effectively if we lose the services of our management or key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on the continued services and performance of our current management and other key personnel and our ability to attract and retain qualified personnel in the future. The loss of key personnel could affect our ability to run our business effectively. Competition for qualified personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. The loss of any key personnel requires the remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Future acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid and London, any government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Although the substantial majority of our rail lines and track-miles are in rural, low density areas, not typically cited as high priority security risks, our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror. Such acts could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on our operating results and financial condition. Such effects could be magnified where releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse effect on our operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets which could restrict our ability to raise capital. In addition, insurance premiums charged for some or all of our coverage could increase dramatically or certain coverage may not be available to us in the future.

The availability of qualified personnel and an aging workforce may adversely affect our operations.

Changes in demographics, training requirements and the availability of qualified personnel, particularly train crew members, could negatively affect our service levels. Unpredictable increases in demand for rail services may exacerbate these risks and may have an adverse effect on our operating results, financial condition or liquidity.

Our inability to acquire or integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits of acquisitions could have adverse consequences to our business.

We expect to grow through acquisitions. Evaluating acquisition targets gives rise to additional costs related to legal, financial, operating and industry due diligence. Acquisitions generally result in increased operating and administrative costs and, to the extent financed with debt, additional interest costs. We may not be able to manage or integrate the acquired companies or businesses successfully. The process of acquiring businesses may be disruptive to our business and may cause an interruption or reduction of our business as a result of the following factors, among others:

•	loss of key employees or customers;

•	possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain the quality of services that have historically been provided;

•	integrating employees of rail lines acquired from other entities into our regional railroad culture;

•	failure to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we expect to result from integrating acquired companies and may cause material adverse short- and long-term effects on our operating results, financial condition and liquidity.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements and cost savings are based on analyses completed by members of our management. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, the longevity of specific customer plants and factories served, operating costs and competitive factors, most of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates that are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses or problems in the business unrelated to these acquisitions.

As a new public company, we will incur additional costs and face increased demands on our management.

As a new public company with shares listed on a U.S. exchange, we must comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes Oxley Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors, created additional board committees and adopted certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Furthermore, our management has increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the applicable stock exchange requirements of the NYSE.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of fiscal 2010, and we cannot predict the outcome of that effort.

As a U.S.-listed public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act by December 31, 2010. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of the next fiscal year, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this exchange offer is completed. We cannot predict the outcome of our review at this time. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We will also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NYSE. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, the value of the notes could decline and our ability to raise capital could be impaired.

Risks Related to Our Organization and Structure

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The Initial Stockholder and certain other affiliates of Fortress and permitted transferees (referred to in this prospectus, collectively, as the “Fortress Stockholders”) have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Fortress Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of RailAmerica and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Fortress Stockholder pursues or acquires the corporate opportunity or if the Fortress Stockholder does not present the corporate opportunity to us. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

Risks Related to Taxation

Our ability to use net operating loss and tax credit carryovers and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of future transactions.

Section 382 and 383 of the Code contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long term tax exempt rate and the value of the company’s stock immediately before the ownership change. As a result of transactions that have taken place in the past with respect to our common stock, our use of our $120 million of federal net operating losses, our $95 million of tax credits and certain built-in losses is subject to annual taxable income limitations. As a result, we may be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

In addition, it is possible that future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo one or more additional ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 and those attributes already subject to limitations (as a result of our prior ownership changes) may be subject to more stringent limitations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, our relationships with Class I railroads and other connecting carriers, our ability to obtain railcars and locomotives from other providers on which we are currently dependent, legislative and regulatory developments including rulings by the Surface Transportation Board or the Railroad Retirement Board, strikes or work stoppages by our employees, our transportation of hazardous materials by rail, rising fuel costs, acquisition risks, competitive pressures within the industry, risks related to the geographic markets in which we operate and other factors described in the section entitled “Risk Factors” beginning on page 16 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before deciding to tender your old notes in the exchange offer. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred finance charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months
	Year Ended December 31,			February 14,	December 31,	December 31,	Ended June 30,
	2004	2005	2006	2007	2007	2008	2008	2009

Ratio of earnings to fixed charges	(1)	1.96	1.57	(1)	1.61	1.21	1.53	1.21

(1)	Earnings for the year ended December 31, 2004 and for the period from January 1, 2007 to February 14, 2007 were inadequate to cover fixed charges. The coverage deficiencies were $16.2 million and $4.4 million, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The consolidated financial information labeled as “predecessor” includes financial reporting periods prior to the merger on February 14, 2007, in which we were acquired by certain private equity funds managed by affiliates of Fortress (the “Acquisition”) and the consolidated financial information labeled as “successor” includes financial reporting periods subsequent to the Acquisition.

The information for the successor periods included in the following tables gives effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

The selected consolidated statement of operations data for the predecessor year ended December 31, 2006, the predecessor period January 1, 2007 through February 14, 2007, the successor period February 15, 2007 through December 31, 2007 and the successor year ended December 31, 2008 and the selected successor consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the predecessor years ended December 31, 2004 and 2005 and the selected predecessor consolidated balance sheet data as of December 31, 2006 have been derived from our audited financial statements that are not included in this prospectus. The selected successor consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the selected successor consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months
	Year Ended December 31,			February 14,	December 31,	December 31,	Ended June 30,
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Operating revenue	$366,896	$420,987	$462,580	$55,766	$424,154	$508,466	$255,240	$206,483
Operating expenses	315,825	369,965	412,577	57,157	355,776	422,418	213,970	161,174

Operating income (loss)	51,071	51,022	50,003	(1,391)	68,378	86,048	41,270	45,309
Interest expense, including amortization costs	(27,696)	(20,329)	(27,392)	(3,275)	(42,996)	(61,678)	(24,334)	(35,263)
Other income (loss)	(39,549)	(621)	—	284	7,129	(9,008)	(1,340)	(1,420)

Income (loss) from continuing operations before income taxes	(16,174)	30,072	22,611	(4,382)	32,511	15,362	15,596	8,626
Provision for (benefit from) income taxes	(1,680)	(1,112)	(4,809)	935	(1,747)	1,599	10,525	2,350

Income (loss) from continuing operations	(14,494)	31,184	27,420	(5,317)	34,258	13,763	5,071	6,276
Discontinued operations	(11,445)	(362)	9,223		(756)	2,764	(297)	12,951

Net income (loss)	$(25,939)	$30,822	$36,643	$(5,317)	$33,502	$16,527	$4,774	$19,227

Income (loss) from continuing operations per share of common stock:
Basic	$(0.41)	$0.83	$0.71	$(0.14)	$0.80	$0.32	$0.12	$0.15
Diluted	$(0.41)	$0.81	$0.70	$(0.14)	$0.80	$0.32	$0.12	$0.15

	Predecessor			Successor
						As of
	As of December 31,			As of December 31,		June 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)

BALANCE SHEET DATA:
Total assets	$1,016,143	$1,147,376	$1,125,732	$1,483,239	$1,475,394	$1,469,083
Long-term debt, including current maturities	363,350	433,873	400,638	636,941	629,580	713,884
Stockholders’ equity	380,926	431,278	472,249	512,749	471,520	483,034

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended	Six Months Ended
	Year Ended December 31,			February 14,	December 31,	December 31,	June 30,
	2004	2005	2006	2007	2007	2008	2008	2009

OPERATING DATA:
Freight carloads (continuing operations)	1,173,243	1,248,102	1,238,182	141,006	1,021,657	1,056,710	556,689	414,303

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus, including “Summary Consolidated Financial Data” and “Selected Historical Consolidated Financial Data.” The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and included elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of RailAmerica, Inc. and its consolidated subsidiaries.

Historical information has been reclassified to conform to the presentation of discontinued operations. The results of operations and cash flows of the Predecessor and Successor entities, as defined in the consolidated financial statements included herein and notes thereto, for the periods ending February 14, 2007 and December 31, 2007, respectively, have been combined for comparison purposes to reflect twelve months of data for 2007.

General

Our Business

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 states and three Canadian provinces. In addition, we provide non-freight services such as railcar storage, demurrage, leases of equipment and real estate leases and use fees.

Managing Business Performance

We manage our business performance by (i) growing our freight and non-freight revenue, (ii) driving financial improvements through a variety of cost savings initiatives, and (iii) continuing to focus on safety to lower the costs and risks associated with operating our business.

Growth in carloads and increases in revenue per carload have a positive effect on freight revenue. Carloads have decreased in 2008 and 2009 due to the global economic slowdown, however, the diversity in our customer base helps mitigate our exposure to severe downturns in local economies. We do not expect carload volumes to recover for the remainder of 2009. We continue to implement more effective pricing by centralizing and carefully analyzing pricing decisions and expect revenue per carload to remain stable for 2009.

Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer’s facility), storing customers’ excess or idle railcars on inactive portions of our rail lines, third party railcar repair, and car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee). Each of these services leverages our existing customer relationships and generates additional revenue with minimal capital investment. Management also intends to grow non-freight revenue from users of our land holdings for non-transportation purposes.

Our operating costs include labor, equipment rents (locomotives and railcars), purchased services (contract labor and professional services), diesel fuel, casualties and insurance, materials, joint facilities and other expenses. Each of these costs is included in one of the following functional departments: maintenance of way, maintenance of equipment, transportation, equipment rental and selling, general & administrative.

Management is focused on improving operating efficiency and lowering costs. Many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized, which enables us to achieve cost efficiencies and leverage the experience of senior management in commercial, operational and strategic decisions. A number of cost savings initiatives have been broadly implemented at all of our railroads targeting lower fuel consumption, safer operations, more efficient locomotive utilization and lower costs for third party services, among others.

Commodity Mix

Each of our 40 railroads operates independently with its own customer base. Our railroads are spread out geographically and carry diverse commodities. For the six months ended June 30, 2009, coal, agricultural products and chemicals accounted for 22%, 14% and 10%, respectively, of our carloads. As a percentage of our freight revenue, which is impacted by several factors including the length of the haul, agricultural products, chemicals and coal generated 14%, 14% and 11%, respectively, for the six months ended June 30, 2009.

Overview

Operating revenue in the six months ended June 30, 2009, was $206.5 million, compared with $255.2 million in the six months ended June 30, 2008. The net decrease in our operating revenue was primarily due to decreased carloads and lower fuel surcharges, partially offset by negotiated rate increases and an increase in our non-freight revenue.

Freight revenue decreased $55.5 million, or 24.7%, in the six months ended June 30, 2009, compared with the six months ended June 30, 2008, primarily due to a decrease in carloads of 25.6%. Non-freight revenue increased $6.8 million, or 22.5%, in the six months ended June 30, 2009, compared with the six months ended June 30, 2008, primarily due to increases in car storage fees, real estate rental revenue and demurrage charges.

Our operating ratio, defined as total operating expenses divided by total operating revenue, was 78.1% in the six months ended June 30, 2009, compared with an operating ratio of 83.8% in the six months ended June 30, 2008, primarily due to a decrease in diesel fuel prices, reductions in labor expenses, maintenance expenditures for right of way improvements as a result of our cost savings initiatives as discussed under “— Results of Operations” and a reduction in car hire expense. Operating expenses were $161.2 million in the six months ended June 30, 2009, compared with $214.0 million in the six months ended June 30, 2008, a decrease of $52.8 million, or 24.7%.

Net income in the six months ended June 30, 2009, was $19.2 million, compared with $4.8 million in the six months ended June 30, 2008. Income from continuing operations in the six months ended June 30, 2009, was $6.3 million, compared with $5.1 million in the six months ended June 30, 2008.

During the six months ended June 30, 2009, we used $43.4 million in cash from operating activities, of which $55.8 million related to the termination of our interest rate swap. We purchased $25.8 million of property and equipment. We received $19.6 million in cash from the sale of assets.

Results of Operations

Comparison of Operating Results for the Six Months Ended June 30, 2009 and 2008

Operating Revenue

Operating revenue decreased by $48.7 million, or 19.1%, to $206.5 million in the six months ended June 30, 2009, from $255.2 million in the six months ended June 30, 2008. Total carloads during the six month period ending June 30, 2009 decreased 25.6% to 414,303 in 2009, from 556,689 in the six months ended June 30, 2008. The decrease in operating revenue was primarily due to the decrease in carloads, the weakening of the Canadian dollar, and lower fuel surcharges, which declined $4.6 million from the prior period, partially offset by negotiated rate increases.

The increase in the average revenue per carload to $409 in the six months ended June 30, 2009, from $404 in the comparable period in 2008 was primarily due to rate growth and commodity mix.

Non-freight revenue increased by $6.8 million, or 22.6%, to $36.9 million in the six months ended June 30, 2009 from $30.1 million in the six months ended June 30, 2008, primarily due to increases in car storage fees, real estate rental revenue and demurrage charges. In addition, during the six months ended June 30, 2009, we restructured a Class I contract on one of our Canadian railroads which resulted in the revenue shifting from freight revenue to non-freight revenue.

The following table compares our freight revenue, carloads and average freight revenue per carload for the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30, 2009			Six Months Ended June 30, 2008
			Average Freight			Average Freight
	Freight		Revenue per	Freight		Revenue per
	Revenue	Carloads	Carload	Revenue	Carloads	Carload
	(Dollars in thousands, except carloads and average freight revenue per carload)

Agricultural Products	$24,546	57,079	$430	$28,960	71,988	$402
Chemicals	23,023	40,031	575	31,539	56,909	554
Coal	18,958	89,535	212	19,713	92,420	213
Non-Metallic Minerals and Products	16,058	38,789	414	19,966	49,812	401
Pulp, Paper and Allied Products	15,943	30,910	516	20,197	40,158	503
Forest Products	13,811	23,926	577	19,988	38,037	525
Food or Kindred Products	13,158	26,154	503	12,441	26,751	465
Other	11,570	34,221	338	14,816	51,024	290
Metallic Ores and Metals	10,805	19,537	553	29,113	52,907	550
Petroleum	9,740	21,351	456	10,126	22,831	444
Waste and Scrap Materials	9,323	25,412	367	15,054	41,672	361
Motor Vehicles	2,671	7,358	363	3,223	12,180	265

Total	$169,606	414,303	$409	$225,136	556,689	$404

Freight revenue was $169.6 million in the six months ended June 30, 2009, compared to $225.1 million in the six months ended June 30, 2008, a decrease of $55.5 million or 24.7%. This decrease was primarily due to the net effect of the following:

•	Agricultural products revenue decreased $4.4 million or 15% primarily due to customers in Kansas holding grain shipments in anticipation of more favorable grain prices;

•	Chemicals revenue decreased $8.5 million or 27% primarily due to a customer in South Carolina who filed for bankruptcy in 2008 and a decline in chemical shipments in Michigan as a result of the economic downturn;

•	Coal revenue decreased $0.8 million or 4% primarily due to reduced shipments in Canada and the weakening of the Canadian dollar;

•	Non-metallic minerals and products revenue decreased $3.9 million or 20% primarily due to a decrease in limestone moves in Alabama and Texas as a result of the downturn in the construction industry;

•	Pulp, paper and allied products revenue decreased $4.3 million or 21% due to decreased carloads in Alabama and Canada due to a weak demand for paper products and the weakening of the Canadian dollar;

•	Forest products revenue decreased $6.2 million or 31% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Food or kindred products revenue increased $0.7 million or 6% primarily due to negotiated rate increases and increased shipments of tomato products and beer in California, partially offset by a delayed tomato harvest in California;

•	Other revenue decreased $3.2 million or 22% due to wind turbine component moves in Illinois in 2008 that did not recur until the second quarter of 2009, a decrease in bridge traffic (where we provide a pass through connection between one Class I railroad and another railroad without freight originating or terminating on the line) in Canada from the restructuring of a Class I contract during the six months ended June 30, 2009, which resulted in the freight revenue shifting to non-freight revenue and the weakening of the Canadian dollar;

•	Metallic ores and metals revenue decreased $18.3 million or 63% primarily due to the temporary closure of a customer facility and a production curtailment at a customer plant, both located in Texas and a decline in carloads resulting from weak steel and pig iron markets which affected customers in all geographic regions of the country;

•	Petroleum revenue decreased $0.4 million or 4% primarily due to a decrease in liquefied petroleum gas, or LPG, cars in California as a result of a decline in demand from business and residential customers, partially offset by an increase in moves of LPG cars to storage for a customer in Arizona;

•	Waste and scrap materials revenue decreased $5.7 million or 38% primarily due to a decline in construction debris moves in the Pacific Northwest and a loss of traffic to a competitor in mid 2008; and

•	Motor vehicles revenue decreased $0.6 million or 17% primarily due to reduced auto shipments in the Midwest, partially offset by an increase in the negotiated rate per carload.

Operating Expenses

The following table sets forth the operating revenue and expenses, by natural category, for our consolidated operations for the periods indicated (dollars in thousands).

	Six Months Ended June 30,
	2009		2008

Operating revenue	$206,483	100.0%	$255,240	100.0%
Operating expenses:
Labor and benefits	65,461	31.7%	73,606	28.8%
Equipment rents	18,427	8.9%	23,588	9.2%
Purchased services	15,883	7.7%	18,163	7.1%
Diesel fuel	14,912	7.2%	39,582	15.5%
Casualties and insurance	9,372	4.6%	9,837	3.9%
Materials	5,161	2.5%	4,956	1.9%
Joint facilities	2,325	1.1%	6,672	2.6%
Other expenses	8,053	3.9%	18,065	7.1%
Net loss (gain) on sale of assets	1,014	0.5%	(98)	0.0%
Depreciation and amortization	20,566	10.0%	19,599	7.7%

Total operating expenses	161,174	78.1%	213,970	83.8%

Operating income	$45,309	21.9%	$41,270	16.2%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations (in thousands).

	Six Months Ended June 30,
	2009			2008
		Selling,	Total		Selling,	Total
		General and	Operating		General and	Operating
	Transportation	Administrative	Expenses	Transportation	Administrative	Expenses

Operating expenses:
Labor and benefits	$37,657	$27,804	$65,461	$45,472	$28,134	$73,606
Equipment rents	18,215	212	18,427	23,354	234	23,588
Purchased services	10,010	5,873	15,883	11,607	6,556	18,163
Diesel fuel	14,907	5	14,912	39,582	—	39,582
Casualties and insurance	6,707	2,665	9,372	5,693	4,144	9,837
Materials	4,702	459	5,161	4,401	555	4,956
Joint facilities	2,325	—	2,325	6,672	—	6,672
Other expenses	(3,073)	11,126	8,053	7,583	10,482	18,065
Net loss (gain) on sale of assets	—	—	1,014	—	—	(98)
Depreciation and amortization	—	—	20,566	—	—	19,599

Total operating expenses	$91,450	$48,144	$161,174	$144,364	$50,105	$213,970

Operating expenses decreased to $161.2 million in the six months ended June 30, 2009, from $214.0 million in the six months ended June 30, 2008. The operating ratio was 78.1% in 2009 compared to 83.8% in 2008. The improvement in the operating ratio was primarily due to our continuing cost saving initiatives, which include reductions in labor expenses, maintenance expenditures for right of way improvements in addition to a reduction in car hire expense and a decrease in fuel prices in the six months ended June 30, 2009 as compared to the same period in 2008. During the six months ended June 30, 2009 and 2008, operating expenses also include $0.6 million and $1.4 million, respectively, of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. The costs incurred during the six months ended June 30, 2009 and 2008 are included within labor and benefits ($0.4 million and $0.8 million, respectively) and purchased services ($0.2 million and $0.6 million, respectively).

The net decrease in operating expenses was due to the following:

•	Labor and benefits expense decreased $8.1 million, or 11% primarily due to a reduction in labor force as a result of the decline in carload volumes and additional cost savings initiatives implemented by management. Other benefits expense decreased as the six months ended June 30, 2008, included accrued termination benefits related to the restructuring and relocation of corporate headquarters. Health insurance costs continued to decrease in 2009 as a result of a change to our health insurance provider in early 2008 and an increase in employee contributions;

•	Equipment rents expense decreased $5.2 million, or 22% primarily due to a reduction in car hire expense as a result of the decline in carload volume;

•	Purchased services expense decreased $2.3 million, or 13% primarily due to cost reduction initiatives implemented by management during 2009;

•	Diesel fuel expense decreased $24.7 million, or 62% primarily due to lower average fuel costs of $1.72 per gallon in 2009 compared to $3.40 per gallon in 2008, resulting in a $13.8 million decrease in fuel expense and a favorable consumption variance of $10.7 million;

•	Casualties and insurance expense decreased $0.5 million, or 5% primarily due to a decrease in FRA reportable train accidents to 13 in the six months ended June 30, 2009 from 26 in the six months ended June 30, 2008;

•	Materials expense increased $0.2 million, or 4% primarily due to an increase in car repair material purchases, partially offset by a decrease in locomotive materials as a result of fewer repairs;

•	Joint facilities expense decreased $4.3 million, or 65% primarily due to the decline in carload volume;

•	Other expenses decreased $10.0 million, or 55% primarily due to a reduction in expense as a result of the execution of the Track Maintenance Agreement in 2009 as mentioned previously. For the six months ended June 30, 2009, the Shipper paid for $8.4 million of maintenance expenditures;

•	Asset sales resulted in net losses (gains) of $1.0 million and $(0.1) million in the six months ended June 30, 2009 and 2008, respectively. The gain on sale of $0.1 million in the six months of 2008 is primarily due to easement sales along our corridor of track. During the six months ended June 30, 2009, we sold a portion of track owned by the Central Railroad of Indianapolis at a price set by the STB of $0.4 million, which resulted in a loss on disposition of $1.5 million. We also sold a portion of track owned by the Central Oregon and Pacific Railroad, known as the Coos Bay Line, to the Port of Coos Bay for $16.6 million. The carrying value of this line approximated the sale price; and

•	Depreciation and amortization expense increased as a percentage of operating revenue to 10.0% in the six months ended June 30, 2009, from 7.7% in the six months ended June 30, 2008 due to the capitalization and depreciation of 2008 and 2009 capital projects and the overall decrease in operating revenue.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $11.0 million to $35.3 million for the six months ended June 30, 2009, from $24.3 million in the six months ended June 30, 2008.

This increase is primarily due to an increase in the effective interest rate on our debt beginning in the third quarter of 2008, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs. The interest rate on the bridge credit facility increased to LIBOR plus 4.00% from LIBOR plus 2.25%, effective July 1, 2008 as part of the amendment to extend the maturity of the loan. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the 2008 amendment and extension of the bridge credit facility. Interest expense includes $8.6 million and $2.8 million of amortization costs for the six months ended June 30, 2009 and 2008, respectively. The six months ended June 30, 2009 amortization costs includes $1.0 million of swap termination cost amortization, which was incurred during the period from June 23, 2009 to June 30, 2009. In connection with the repayment of the bridge credit facility, we terminated our existing interest rate swap. Per SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” since the hedged cash flow transactions, future interest payments, did not terminate, but continued with the senior secured notes, the fair value of the hedge on the termination date in accumulated comprehensive loss is amortized into interest expense over the shorter of the remaining life of the swap or the maturity of the notes.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowing held by one of our Canadian subsidiaries and the write-off of unamortized deferred loan costs associated with our former bridge credit facility. For the six months ended June 30, 2009, the exchange rates increased, resulting in a foreign exchange gain of $1.2 million, and for the six months ended June 30, 2008, the exchange rates decreased, resulting in a foreign exchange loss of $1.3 million, respectively. The six months ended June 30, 2009 includes a $2.6 million loss associated with the write-off of unamortized deferred loan costs.

Income Taxes.  The effective income tax rates for the six months ended June 30, 2009 and 2008 for continuing operations were 27.2% and 67.5%, respectively. Our overall effective tax rate for the six months ended June 30, 2009, benefited from the resolution of the Australian tax audit matter during the period which resulted in a net tax benefit of approximately $2.5 million. Other factors impacting the effective tax rate for the six months ended June 30, 2009 included the adverse impact of significant non-operational losses with minimal state tax benefit, off-set by the favorable Canadian tax rate differential for foreign exchange gains and the tax benefit claimed for the loss on sale of a portion of track. Our overall effective tax rate for the six months ended June 30, 2008 was adversely impacted by the significant non-operational losses with minimal state tax benefit, the tax effects for repatriated Canadian earnings, an accrual for uncertain tax positions, and the revaluation of deferred taxes for changes in estimated state apportionment factors. The rate for the six months ended June 30, 2009, did not include a federal tax benefit related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008 due to the execution of the Track Maintenance Agreement in 2009 as discussed above. The rate for the six months ended June 30, 2008, did not include a federal tax benefit related to the track maintenance credit provisions as the Tax Extenders and AMT Relief Act of 2008 was not enacted until the fourth quarter of 2008. For the six months ended June 30, 2009 and 2008 we paid cash taxes of $1.7 million and $4.0 million, respectively.

Discontinued Operations.  In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In the first quarter of 2009, we recorded an adjustment of $0.3 million, or $0.2 million, after tax, through the gain on sale of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the six months ended June 30, 2008, we incurred additional consulting costs associated with sale of Freight Australia of $0.5 million or $0.3 million, after tax, related to the Australian Taxation Office, or ATO, audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. On May 14, 2009, we received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, during the second quarter of 2009, we removed the previously recorded tax reserves resulting in a benefit to the continuing operations tax provision of $2.5 million, an adjustment to the gain on sale of discontinued operations of $12.3 million and reduced our accrual for consulting fees resulting in a gain on sale of discontinued operations of $0.7 million, or $0.5 million, after tax.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

The following table presents combined revenue and expense information for the twelve months ended December 31, 2007. The information was derived from the audited consolidated financial statements of RailAmerica as the Predecessor for the period January 1, 2007 through February 14, 2007 and as Successor for the period from February 15, 2007 through December 31, 2007.

The combined Statements of Operations are being presented solely to assist comparisons across the years. The Successor period for 2007 in the combined Statements of Operations includes the effect of fair value purchase accounting adjustments resulting from the acquisition of RailAmerica on February 14, 2007. Due to the change in the basis of accounting resulting from the application of purchase accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

The combined information is a non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor or Successor results. Such data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the RailAmerica acquisition occurred on January 1, 2007 or that may be obtained for any future period.

	2008	2007
	Successor	Successor	Predecessor	Combined
		February 15,	January 1,	(Non-GAAP)
	Year Ended	2007 through	2007 through	Year Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2007
	(In thousands)

Operating revenue	$508,466	$424,154	$55,766	$479,920
Operating expenses:
Transportation	278,241	236,156	43,949	280,105
Selling, general and administrative	102,876	87,474	8,387	95,861
Net gain on sale of assets	(1,697)	—	(27)	(27)
Impairment of assets	3,420	—	—	—
Depreciation and amortization	39,578	32,146	4,848	36,994

Total operating expenses	422,418	355,776	57,157	412,933
Operating income (loss)	86,048	68,378	(1,391)	66,987
Interest expense, including amortization costs	(61,678)	(42,996)	(3,275)	(46,271)
Other income (loss)	(9,008)	7,129	284	7,413

Income (loss) from continuing operations before income taxes	15,362	32,511	(4,382)	28,129
Provision for (benefit from) income taxes	1,599	(1,747)	935	(812)

Income (loss) from continuing operations	13,763	34,258	(5,317)	28,941
Discontinued operations:
Gain (loss) on disposal of discontinued business	2,764	(756)	—	(756)

Net income (loss)	$16,527	$33,502	$(5,317)	$28,185

Operating Revenue

Operating revenue increased by $28.6 million, or 6%, to $508.5 million in the year ended December 31, 2008, from $479.9 million in the year ended December 31, 2007. Total carloads decreased 9% to 1,056,710 in 2008, from 1,162,663 in 2007. The net increase in operating revenue is primarily due to negotiated rate increases, higher fuel surcharges, which increased $12.9 million from prior year, partially offset by the decrease in carloads. The decrease in carloads is primarily due to a decrease in bridge traffic at one of our Canadian railroads and a decline in lumber and forest product movements in the Pacific Northwest.

The increase in the average revenue per carload to $416 in the year ended December 31, 2008, from $361 in the comparable period in 2007 was primarily due to rate growth and higher fuel surcharges.

Non-freight revenue increased by $7.9 million, or 13%, to $68.4 million in the year ended December 31, 2008 from $60.5 million in the year ended December 31, 2007. This increase is primarily due to increases in storage fees, real estate rental revenue and demurrage charges.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2008 and 2007:

				Combined Year Ended
	Year Ended December 31, 2008			December 31, 2007 (Non-GAAP)
			Average Freight			Average Freight
	Freight		Revenue per	Freight		Revenue per
	Revenue	Carloads	Carload	Revenue	Carloads	Carload
	(Dollars in thousands, except carloads and average freight revenue per carload)

Agricultural Products	$61,193	143,730	$426	$54,633	147,363	$371
Chemicals	60,082	104,791	573	56,692	113,234	501
Metallic Ores and Metals	52,378	93,419	561	43,419	87,658	495
Pulp, Paper and Allied Products	41,861	78,279	535	37,371	78,531	476
Forest Products	40,269	71,419	564	50,361	95,784	526
Non-Metallic Minerals and Products	38,553	93,690	411	39,095	109,465	357
Coal	37,364	177,847	210	36,653	189,471	193
Other	28,492	97,088	293	27,590	139,469	198
Waste and Scrap Materials	28,392	77,495	366	28,637	84,766	338
Food or Kindred Products	26,287	54,676	481	20,326	47,562	427
Petroleum	19,733	44,946	439	17,912	44,033	407
Motor Vehicles	5,437	19,330	281	6,689	25,327	264

Total	$440,041	1,056,710	$416	$419,378	1,162,663	$361

Freight revenue was $440.0 million in the year ended December 31, 2008, compared to $419.4 million in the year ended December 31, 2007, an increase of $20.6 million or 5%. This increase was primarily due to the net effect of the following:

•	Agricultural products revenue increased $6.6 million or 12% primarily due to negotiated rate increases, higher fuel surcharges, new business to move soybeans in North Carolina, and an increase in carrot shipments in California, partially offset by customers in Kansas, Illinois and Michigan holding grain shipments in anticipation of more favorable grain prices;

•	Chemicals revenue increased $3.4 million or 6% primarily due to negotiated rate increases, higher fuel surcharges and additional haulage for existing customers in Ohio and Illinois. Carloads were down 7% primarily due to reduced shipments with a customer in South Carolina who filed for bankruptcy in early 2008 and special hauls in Alabama in 2007;

•	Metallic ores and metals revenue increased $9.0 million or 21% primarily due to negotiated rate increases, higher fuel surcharges, plate, and rebar shipments in Alabama and North Carolina, special pipe moves in Texas and Oklahoma and additional copper anode moves for an existing customer in New England, partially offset by a temporary closure of a customer facility in Texas;

•	Pulp, paper and allied products revenue increased $4.5 million or 12% primarily due to increased carloads in Alabama to support a production change at a customer plant, negotiated rate increases and higher fuel surcharges, partially offset by a decline in carloads in New England due to weak market conditions;

•	Forest products revenue decreased $10.1 million or 20% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Non-metallic minerals and products revenue decreased $0.5 million or 1% primarily due to a decrease in cement and limestone moves in the Southwest and Alabama as a result of a downturn in the construction industry;

•	Coal revenue increased $0.7 million or 2% primarily due to negotiated rate increases and increased business with existing power customers in the Midwest and Canada, partially offset by a 6% decrease in carloads from reduced shipments in Indiana as a result of coal shortages, power customers changing suppliers and weather related track wash-outs;

•	Other revenue increased $0.9 million or 3% primarily due to new business in Illinois to move wind turbine components, partially offset by a decrease in bridge traffic in Canada and a loss of intermodal traffic to a competitor in 2008. Carloads decreased 30% as a result of lower bridge traffic in Canada on one of our railroads where payment is primarily based on the number of trains rather than individual carloads. The total number of trains decreased 12% for the year ended December 31, 2008 compared to the year ended December 31, 2007;

•	Waste and scrap materials revenue decreased $0.2 million or 1% primarily due to a weakening demand for scrap iron in Ohio and a decrease in waste moves in South Carolina;

•	Food or kindred products revenue increased $6.0 million or 29% primarily due to negotiated rate increases, higher fuel surcharges and increased shipments of tomato products and beer in California, and soybean meal in Washington;

•	Petroleum revenue increased $1.8 million or 10% primarily due increased demand for LPG in Arizona and California and negotiated rate increases; and

•	Motor vehicles revenue decreased $1.3 million or 19% primarily due to a customer plant closing in Canada and reduced auto shipments in the Midwest.

Operating Expenses

The following table sets forth the operating revenue and expenses, for our consolidated operations for the periods indicated (dollars in thousands):

	2008		2007
	Successor		Successor	Predecessor	Combined
			February 15,	January 1,	(Non-GAAP)
			2007 through	2007 through	Year Ended
	Year Ended December 31,		December 31,	February 14,	December 31,
	2008		2007	2007	2007

Operating revenue	$508,466	100.0%	$424,154	$55,766	$479,920	100.0%
Operating expenses:
Labor and benefits	148,789	29.3%	121,879	22,605	144,484	30.1%
Equipment rents	45,020	8.9%	48,057	6,538	54,595	11.4%
Purchased services	38,792	7.6%	30,050	3,743	33,793	7.0%
Diesel fuel	69,974	13.8%	50,487	6,900	57,387	12.0%
Casualties and insurance	22,041	4.3%	24,057	5,347	29,404	6.1%
Materials	10,663	2.1%	9,068	1,286	10,354	2.1%
Joint facilities	12,573	2.5%	10,804	1,267	12,071	2.5%
Other expenses	33,265	6.6%	29,228	4,650	33,878	7.1%
Net loss (gain) on sale and impairment of assets	1,723	0.3%	—	(27)	(27)	0.0%
Depreciation and amortization	39,578	7.8%	32,146	4,848	36,994	7.7%

Total operating expenses	422,418	83.1%	355,776	57,157	412,933	86.0%

Operating income (loss)	$86,048	16.9%	$68,378	$(1,391)	$66,987	14.0%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations (in thousands).

				Combined Period Ended December 31, 2007
	Year Ended December 31, 2008			(Non-GAAP)
		Selling,	Total		Selling,	Total
		General and	Operating		General and	Operating
	Transportation	Administrative	Expenses	Transportation	Administrative	Expenses

Operating expenses:
Labor and benefits	$89,430	$59,359	$148,789	$91,169	$53,315	$144,484
Equipment rents	44,562	458	45,020	54,144	451	54,595
Purchased services	22,913	15,879	38,792	22,187	11,606	33,793
Diesel fuel	69,935	39	69,974	57,383	4	57,387
Casualties and insurance	14,312	7,729	22,041	21,575	7,829	29,404
Materials	9,494	1,169	10,663	9,299	1,055	10,354
Joint facilities	12,573	—	12,573	12,071	—	12,071
Other expenses	15,022	18,243	33,265	12,277	21,601	33,878
Net gain on sale of assets	—	—	1,723	—	—	(27)
Depreciation and amortization	—	—	39,578	—	—	36,994

Total operating expenses	$278,241	$102,876	$422,418	$280,105	$95,861	$412,933

Operating expenses increased to $422.4 million in the year ended December 31, 2008, from $412.9 million in the year ended December 31, 2007. The operating ratio was 83.1% in 2008 compared to 86.0% in 2007. The net decrease in the operating ratio was primarily due to our continuing cost saving initiatives, which include a reduction of locomotive lease expense and decreased casualties and insurance expense, in addition to a decrease in stock compensation expense, partially offset by higher diesel fuel prices in the year ended December 31, 2008 as compared to the same period in 2007. The 2008 operating expenses also include $6.1 million of costs related to the restructuring and relocation of our corporate headquarters to Jacksonville, Florida. These costs are included within labor and benefits ($4.2 million), purchased services ($1.4 million) and other expenses ($0.5 million).

The net increase in operating expenses is due to the following:

•	Labor and benefits expense increased $4.3 million, or 3% primarily due to increased other benefits expense in 2008 from accrued and paid termination benefits related to the restructuring and relocation of corporate headquarters from Boca Raton, Florida to Jacksonville, Florida, partially offset by lower health insurance costs in 2008 as a result of a change to our health insurance provider and increases in employee contributions and higher restricted stock amortization in 2007 from the accelerated vesting of restricted shares triggered by a change in control clause as a result of the Fortress acquisition;

•	Equipment rents expense decreased $9.6 million, or 18% primarily as a result of purchasing locomotives that were previously leased under operating agreements. Locomotive lease expense declined $5.1 million in the year ended December 31, 2008 compared to the year ended December 31, 2007;

•	Purchased services expense increased $5.0 million, or 15% primarily due to consulting fees incurred in connection with the restructuring and relocation mentioned above;

•	Diesel fuel expense increased $12.6 million, or 22% primarily due to higher average fuel costs of $3.23 per gallon in 2008 compared to $2.33 per gallon in 2007, resulting in a $19.0 million increase in fuel expense in the year ended December 31, 2008, partially offset by a favorable consumption variance of $6.4 million;

•	Casualties and insurance expense decreased $7.4 million, or 25% primarily due to an accrual of $3.0 million recorded in 2007 related to the Indiana & Ohio Railway, or IORY, Styrene incident and a decrease in FRA personal injuries to 26 in the year ended December 31, 2008 from 40 in the year ended December 31, 2007.

Our FRA personal injury frequency ratio, which is measured as the number of reportable injuries per 200,000 person hours worked, was 1.64 at December 31, 2008, compared to 2.37 at December 31, 2007;

•	Materials expense remained relatively flat with a slight increase of $0.3 million, or 3%;

•	Joint facilities expense increased $0.5 million, or 4% primarily due to an increase in reciprocal switch and usage charges;

•	Other expenses remained relatively flat at $33.3 million in the year ended December 31, 2008 and $33.9 million in the year ended December 31, 2007;

•	Asset sales and impairment resulted in a net loss of $1.7 million compared to a net gain of $0.03 million in the year ended December 31, 2008 and 2007, respectively. The year ended December 31, 2008 includes impairment charges of $3.4 million related to the former corporate headquarters building located in Boca Raton, Florida and to disposed surplus locomotives; and

•	Depreciation and amortization expense increased as a percentage of operating revenue to 7.8% in the year ended December 31, 2008, from 7.7% in the year ended December 31, 2007 due to the capitalization and depreciation of 2008 capital projects.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $15.4 million to $61.7 million for the year ended December 31, 2008, from $46.3 million in the year ended December 31, 2007. This increase is primarily due to an increase in the effective interest rate on our debt in the third quarter of 2008, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs and the increase in our long term debt balance as a result of the merger transaction in 2007. The interest rate on the bridge credit facility increased to LIBOR plus 4% from LIBOR plus 2.25%, effective July 1, 2008 as part of the amendment to extend the maturity of the loan. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the bridge credit facility and for the 2008 amendment and extension, which are amortized over a shorter period of time than the previous deferred financing costs as a result of the shorter maturity of the credit agreement. The year ended December 31, 2007, includes a month and a half of interest on a term loan balance of approximately $388 million, which increased to $625 million on February 14, 2007 under the bridge credit facility agreement. Interest expense includes $10.1 million and $2.9 million of amortization costs for the periods ended December 31, 2008 and 2007, respectively.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowings held by one of our Canadian subsidiaries. For the year ended December 31, 2008 the exchange rates decreased, resulting in a foreign exchange loss of $8.3 million, while the increase in the foreign exchange rates in the prior year resulted in a foreign exchange gain of $7.0 million.

Income Taxes.  Our effective income tax rates for the years ended December 31, 2008 and 2007 for continuing operations were a provision of 10.4% and a benefit of 2.9%, respectively. The rates for the years ended December 31, 2008 and 2007 both included a federal tax benefit of approximately $16 million related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008. The rate for the year ended December 31, 2008 includes an interest adjustment related to our FIN 48 reserve and an increase of the valuation allowance against certain deferred tax assets. Cash taxes paid were $6.7 million and $2.9 million in the years ended December 31, 2008 and 2007, respectively.

Discontinued Operations.  In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. In 2008, we settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after tax, through the gain on sale of discontinued operations.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the years ended December 31, 2008 and 2007, we incurred additional consulting costs associated with sale of Freight Australia of $1.9 million or $1.3 million, after tax, and $1.1 million or $0.8 million, after tax, related to the ATO audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. In addition, we recognized foreign exchange gains of $4.0 million or $2.8 million, after tax, on tax reserves established in conjunction with the ATO audit during the period ended December 31, 2008.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

The following table presents combined revenue and expense information for the twelve months ended December 31, 2007. The information was derived from the audited consolidated financial statements of RailAmerica as the Predecessor for the period January 1, 2007 through February 14, 2007 and as Successor for the period from February 15, 2007 through December 31, 2007.

The combined Statements of Operations are being presented solely to assist comparisons across the years. The Successor period for 2007 in the combined Statements of Operations includes the effect of fair value purchase accounting adjustments resulting from the acquisition of RailAmerica on February 14, 2007. Due to the change in the basis of accounting resulting from the application of purchase accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

The combined information is a non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor or Successor results. Such data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the RailAmerica acquisition occurred on January 1, 2007 or that may be obtained for any future period.

	2007			2006
	Successor	Predecessor	Combined	Predecessor
	February 15,	January 1,	(Non-GAAP)
	2007 through	2007 through	Year Ended	Year Ended
	December 31,	February 14,	December 31,	December 31,
	2007	2007	2007	2006
	(In thousands)

Operating revenue	$424,154	$55,766	$479,920	$462,580
Operating expenses:
Transportation	236,156	43,949	280,105	278,314
Selling, general and administrative	87,474	8,387	95,861	99,515
Net gain on sale of assets	—	(27)	(27)	(3,384)
Depreciation and amortization	32,146	4,848	36,994	38,132

Total operating expenses	355,776	57,157	412,933	412,577
Operating income (loss)	68,378	(1,391)	66,987	50,003
Interest expense, including amortization costs	(42,996)	(3,275)	(46,271)	(27,392)
Other income	7,129	284	7,413	—

Income (loss) from continuing operations before income taxes	32,511	(4,382)	28,129	22,611
Provision for (benefit from) income taxes	(1,747)	935	(812)	(4,809)

Income (loss) from continuing operations	34,258	(5,317)	28,941	27,420
Discontinued operations:
Gain (loss) on disposal of discontinued business	(756)	—	(756)	9,060
Income from operations of discontinued business	—	—	—	163

Net income (loss)	$33,502	$(5,317)	$28,185	$36,643

Operating Revenue

Operating revenue increased by $17.3 million, or 4%, to $479.9 million in the year ended December 31, 2007, from $462.6 million in the year ended December 31, 2006. Total carloads decreased 6% to 1,162,663 in 2007, from 1,238,182 in 2006. The net increase in operating revenue is primarily due to negotiated rate increases and the strengthening of the Canadian dollar, partially offset by the decrease in carloads and lower fuel surcharges, which decreased $1.1 million from the prior year. The decrease in carloads is primarily due to a decrease in overhead bridge moves at one of our Canadian railroads and a decline in lumber and forest product movements in the Pacific Northwest.

The increase in the average revenue per carload to $361 in the year ended December 31, 2007, from $328 in the comparable period in 2006 was primarily due to negotiated rate increases.

Non-freight revenue increased by $4.3 million, or 8%, to $60.5 million in the year ended December 31, 2007 from $56.2 million in the year ended December 31, 2006. This net increase is primarily due to an increase in storage fees and demurrage charges, partially offset by a decrease in car hire income.

The following table compares our freight revenue, carloads and average freight revenue per carload for the years ended December 31, 2007 and 2006:

	Combined
	Year Ended December 31, 2007
	(Non-GAAP)			Year Ended December 31, 2006
			Average			Average
	Freight		Revenue	Freight		Revenue
	Revenue	Carloads	per Carload	Revenue	Carloads	per Carload
	(Dollars in thousands, except carload and average revenue per carload)

Chemicals	$56,692	113,234	$501	$49,894	109,004	$458
Agricultural Products	54,633	147,363	371	51,751	153,169	338
Forest Products	50,361	95,784	526	58,380	117,963	495
Metallic Ores and Metals	43,419	87,658	495	35,261	73,936	477
Non-Metallic Minerals and Products	39,095	109,465	357	41,015	119,691	343
Pulp, Paper and Allied Products	37,371	78,531	476	31,405	77,645	404
Coal	36,653	189,471	193	39,818	209,126	190
Waste and Scrap Materials	28,637	84,766	338	25,626	80,420	319
Other	27,590	139,469	198	30,442	184,920	165
Food or Kindred Products	20,326	47,562	427	19,315	47,146	410
Petroleum	17,912	44,033	407	16,974	41,855	406
Motor Vehicles	6,689	25,327	264	6,485	23,307	278

Total	$419,378	1,162,663	$361	$406,366	1,238,182	$328

Freight revenue was $419.4 million in the year ended December 31, 2007, compared to $406.4 million in the year ended December 31, 2006, an increase of $13.0 million or 3%. This increase was primarily due to the net effect of the following:

•	Chemicals revenue increased $6.8 million or 14% primarily due to negotiated rate increases and volume growth with existing customers;

•	Agricultural products revenue increased $2.9 million or 6% primarily due to negotiated rate increases, offset by a decline in carloads due to strong local crops eliminating the need for haulage via rail;

•	Forest products revenue decreased $8.0 million or 14% primarily due to volume declines in the Pacific Northwest stemming from the continued downturn in the housing and construction markets;

•	Metallic ores and metals revenue increased $8.2 million or 23% primarily due to negotiated rate increases, favorable market conditions which resulted in increased shipments with existing customers and a new customer in the Southeast;

•	Non-metallic minerals and products revenue decreased $1.9 million or 5% primarily due to reduced volumes as core consumers changed sourcing options and made raw material substitutions and decreases in housing construction in the Midwest;

•	Pulp, paper and allied products revenue increased $6.0 million or 19% primarily due to negotiated price increases as a result of working closely with our Class I partners to take significant and targeted price actions;

•	Coal revenue decreased $3.2 million or 8% primarily due to the loss of some short-haul business to aggressive truck pricing;

•	Waste and scrap materials revenue increased $3.0 million or 12% primarily due to a demand for scrap iron and steel as a result of declining imports at competitive pricing;

•	Other revenue decreased $2.9 million or 9% primarily due to a decrease in bridge traffic in Canada. Carloads decreased 25% as a result of lower bridge traffic in Canada on one of our railroads where payment is primarily based on the number of trains rather than individual carloads;

•	Food or kindred products revenue increased $1.0 million or 5% primarily due to a change in traffic mix;

•	Petroleum revenue increased $0.9 million or 6% primarily due to negotiated rate increases; and

•	Motor vehicles revenue increased $0.2 million or 3% primarily due to new business with an existing customer.

Operating Expenses

The following table sets forth the operating revenue and expenses for our consolidated operations for the periods indicated (dollars in thousands).

	2007				2006
	Predecessor	Successor	Combined		Predecessor
	January 1,	February 15,	(Non-GAAP)
	2007 through	2007 through	Year Ended		Year Ended
	February 14,	December 31,	December 31,		December 31,
	2007	2007	2007		2006

Operating revenue	$55,766	$424,154	$479,920	100.0%	$462,580	100.0%
Operating expenses:
Labor and benefits	22,605	121,879	144,484	30.1%	144,256	31.2%
Equipment rents	6,538	48,057	54,595	11.4%	55,356	12.0%
Purchased services	3,743	30,050	33,793	7.0%	37,701	8.2%
Diesel fuel	6,900	50,487	57,387	12.0%	57,456	12.4%
Casualties and insurance	5,347	24,057	29,404	6.1%	21,475	4.7%
Materials	1,286	9,068	10,354	2.1%	10,824	2.3%
Joint facilities	1,267	10,804	12,071	2.5%	13,068	2.8%
Other expenses	4,650	29,228	33,878	7.1%	37,693	8.1%
Net gain on sale of assets	(27)	—	(27)	0.0%	(3,384)	(0.7)%
Depreciation and amortization	4,848	32,146	36,994	7.7%	38,132	8.2%

Total operating expenses	57,157	355,776	412,933	86.0%	412,577	89.2%

Operating income (loss)	$(1,391)	$68,378	$66,987	14.0%	$50,003	10.8%

The following table sets forth the reconciliation of the functional categories presented in our consolidated statement of operations to the natural categories discussed below. Management utilizes the natural category format of expenses when reviewing and evaluating our performance and believes that it provides a more relevant basis for discussion of the changes in operations.

	Combined Period Ended December 31, 2007
	(Non-GAAP)			Year Ended December 31, 2006
		Selling,	Total		Selling,	Total
		General and	Operating		General and	Operating
	Transportation	Administrative	Expenses	Transportation	Administrative	Expenses
	(In thousands)

Operating expenses:
Labor and benefits	$91,169	$53,315	$144,484	$93,025	$51,231	$144,256
Equipment rents	54,144	451	54,595	54,936	420	55,356
Purchased services	22,187	11,606	33,793	22,366	15,335	37,701
Diesel fuel	57,383	4	57,387	57,429	27	57,456
Casualties and insurance	21,575	7,829	29,404	13,792	7,683	21,475
Materials	9,299	1,055	10,354	9,660	1,164	10,824
Joint facilities	12,071	—	12,071	13,068	—	13,068
Other expenses	12,277	21,601	33,878	14,038	23,655	37,693
Net gain on sale of assets	—	—	(27)	—	—	(3,384)
Depreciation and amortization	—	—	36,994	—	—	38,132

Total operating expenses	$280,105	$95,861	$412,933	$278,314	$99,515	$412,577

Operating expenses increased to $412.9 million in the year ended December 31, 2007, from $412.6 million in the year ended December 31, 2006. The operating ratio was 86.0% in 2007 compared to 89.2% in 2006. The net decrease in the operating ratio was primarily due to a decrease in purchased services and other expenses, partially offset by an increase in casualties and insurance expense in the year ended December 31, 2007 as compared to the same period in 2006.

The net increase in operating expenses is due to the following:

•	Labor and benefits expense increased $0.2 million, or less than 1% primarily due to higher restricted stock amortization in 2007 as compared to 2006 from the accelerated vesting of restricted shares triggered by a change in control clause as a result of the Fortress acquisition, partially offset by decreased salaries and wages in 2007 compared to 2006 from the severance of former senior executives upon the change in control;

•	Equipment rents expense decreased $0.8 million, or 1% primarily as a result of purchasing locomotives that were previously leased under operating agreements. Locomotive lease expense declined $1.0 million in the year ended December 31, 2007 compared to the year ended December 31, 2006;

•	Purchased services expense decreased $3.9 million, or 10% primarily due to consulting fees incurred in connection with our Process Improvement Project and reorganization in 2006;

•	Diesel fuel expense remained relatively flat at $57.4 million in the year ended December 31, 2007 and $57.5 million in the year ended December 31, 2006 primarily due to higher average fuel costs of $2.33 per gallon in 2007 compared to $2.20 per gallon in 2006, resulting in a $2.9 million increase in fuel expense in the year ended December 31, 2007, partially offset by a favorable consumption variance of $3.1 million;

•	Casualties and insurance expense increased $7.9 million, or 37% primarily due to an accrual of $3.0 million recorded in 2007 related to the IORY Styrene incident, an increase in our personal injury accruals of $2.3 million during 2007, and an increase in FRA personal injury frequency ratio to 2.37 at December 31, 2007, compared to 2.21 at December 31, 2006;

•	Materials expense decreased $0.4 million, or 3% primarily due to cost saving initiatives implemented by management which resulted in lower track material and tools and supplies costs;

•	Joint facilities expense decreased $1.0 million, or 8% primarily due to a decrease in usage fees and switch charges as a result of the decrease in carloads;

•	Other expenses decreased $3.8 million, or 10% primarily due to a reduction in rent, bad debt and travel and entertainment expenses in 2007;

•	Asset sales resulted in gains of $0.03 million compared to a net gain of $3.4 million in the year ended December 31, 2007 and 2006, respectively. The year ended December 31, 2006 included several land and easement sales along our railroad properties in the Pacific Northwest which resulted in asset sale gains; and

•	Depreciation and amortization expense decreased as a percentage of operating revenue to 7.7% in the year ended December 31, 2007, from 8.2% in the year ended December 31, 2006 as a result of a change in estimated asset lives in connection with the Fortress acquisition.

Other Income (Expense) Items

Interest Expense.  Interest expense, including amortization of deferred financing costs, increased $18.9 million to $46.3 million for the year ended December 31, 2007, from $27.4 million in the year ended December 31, 2006. This increase is primarily due to an increase in our long term debt balance from approximately $388 million to $625 million on February 14, 2007 as a result of the merger transaction. In addition, the effective interest rate on our debt, which includes interest expense on our interest rate swaps and the amortization of deferred financing costs increased as a result of the merger transaction in 2007. The amortization of deferred financing costs increased from the prior year as a result of incurring deferred financing costs associated with the bridge credit facility, which are amortized over a shorter period of time than the previous deferred financing costs as a result of the shorter maturity of the credit agreement. Interest expense includes $2.9 million and $0.6 million of amortization costs for the periods ended December 31, 2007 and 2006, respectively.

Other Income (Loss).  Other income (loss) primarily relates to foreign exchange gains or losses associated with the U.S. dollar term borrowings held by one of our Canadian subsidiaries as a result of the refinancing in 2007. For the year ended December 31, 2007 the Canadian dollar strengthened, resulting in a foreign exchange gain of $7.0 million.

Income Taxes.  Our effective income tax rates for the years ended December 31, 2007 and 2006 for continuing operations were a benefit of 2.8% and 21.3%, respectively. The rates for the years ended December 31, 2007 and 2006 included a federal tax benefit of approximately $16 million and $13 million, respectively, related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004. The rate for the year ended December 31, 2006 includes a $1.7 million tax benefit as a result of changes in Canadian tax law. For the years ended December 31, 2007 and 2006, we paid cash taxes of $2.9 million and $3.7 million, respectively.

Discontinued Operations.  On June 30, 2006, we finalized the donation of our E&N Railway operations to the Island Corridor Foundation in exchange for $0.9 million in cash and a promissory note of $0.3 million. This transaction resulted in the recognition of a pre-tax gain of $2.5 million, or $2.4 million net of tax, in the gain from sale of discontinued operations during the year ended December 31, 2006. The results of operations for the E&N Railway have been presented as discontinued operations. For the year ended December 31, 2006, the E&N Railway contributed income of approximately $0.1 million to income from discontinued operations.

In January 2006, we completed the sale of our Alberta Railroad Properties for $22.1 million in cash. The results of operations for the Alberta Railroad Properties have been presented as discontinued operations. For the year ended December 31, 2006, the Alberta Railroad Properties contributed income of $0.06 million to income from discontinued operations. In conjunction with the completion of the sale in 2006, we recorded an additional tax provision on the sale of the discontinued operations of $1.1 million.

In August 2004, we completed the sale of our Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). The share sale agreement provided for an additional payment to RailAmerica of AUD $7 million (US $5 million) based on the changes in the net assets of Freight Australia from September 30, 2003 through August 31, 2004, which was received in December 2004, and also provided various representations and warranties by us to the buyer. Potential claims against us for violations of most of the representations and warranties were capped at AUD $50 million (US $39.5 million). No claims were asserted by the buyer. Accordingly, we reduced our reserve for warranty claims by $13.4 million, $8.0 million net of tax, through discontinued operations in the year ended December 31, 2006. During the years ended December 31, 2007 and 2006, we incurred additional consulting costs associated with sale of Freight Australia of $1.1 million or $0.8 million, after tax, and $0.3 million or $0.2 million, after tax, respectively, related to the ATO audit of the reorganization transactions undertaken by our Australian subsidiaries prior to the sale. These amounts are reflected in the gain (loss) on sale of discontinued operations.

Liquidity and Capital Resources

The discussion of liquidity and capital resources that follows reflects our consolidated results and includes all subsidiaries. We have historically met our liquidity requirements primarily from cash generated from operations and borrowings under our credit agreements which are used to fund capital expenditures and debt service requirements. For the six months ended June 30, 2009, there was a net cash outflow from operations primarily due to the termination of the interest rate swap and the payment of accrued interest of $55.8 million and $8.7 million, respectively, in conjunction with the repayment of the bridge credit facility in June 2009. We believe that we will be able to generate sufficient cash flow from operations to meet our capital expenditure and debt service requirements through our continued focus on revenue growth and operating efficiency as discussed under “— Managing Business Performance.”

Operating Activities

Cash used in operating activities was $43.4 million for the six months ended June 30, 2009, compared to cash provided by operating activities of $38.8 million for the six months ended June 30, 2008. The decrease in cash flows from operating activities was primarily due to the termination of the existing interest rate swap in connection with the repayment of the bridge credit facility in June 2009.

Cash provided by operating activities was $83.6 million, $66.2 million and $60.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in cash flows from operating activities from 2007 to 2008 was primarily due to an increase in operating income and a more timely collection of accounts receivable in 2008. The increase in cash flows from operating activities from 2006 to 2007 was primarily due to an increase in operating income in 2007.

Investing Activities

Cash used in investing activities was $6.5 million for the six months ended June 30, 2009, compared to $28.9 million for the six months ended June 30, 2008. The decrease was primarily due to the sale of the Coos Bay Line to the Port of Coos Bay for $16.6 million. Capital expenditures were $25.8 million in the six months ended June 30, 2009, compared to $29.6 million in the six months ended June 30, 2008. Asset sale proceeds were $19.6 million for the six months ended June 30, 2009 compared to $0.7 million for the six months ended June 30, 2008, primarily due to the sale of the Coos Bay Line.

Cash used in investing activities was $45.7 million, $1,155.5 million and $35.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in cash used in investing activities from 2007 to 2008 and increase from 2006 to 2007 was primarily due to the acquisition of RailAmerica by private equity funds managed by an affiliate of Fortress in February 2007, which resulted in $1,087.5 million of payments to common shareholders and repayment of the old senior credit facility. Capital expenditures were $61.3 million, $70.9 million and $70.4 million in the years ended December 31, 2008, 2007 and 2006, respectively. Asset sale proceeds were $17.4 million, $2.9 million and $35.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Asset sale proceeds in 2008 were primarily due to the sale of the former corporate headquarters in Boca Raton, Florida. Asset sale proceeds in 2007 were primarily from land and easements sales that occurred throughout the year. Asset sales proceeds in 2006 consisted of cash received from the sale of Alberta Railroad Properties, cash receipts on a note receivable related to the sale of our former Chilean railroad operations and proceeds from the disposition of the E&N Railway.

Financing Activities

Cash provided by financing activities was $46.9 million for the six months ended June 30, 2009, compared to cash used in financing activities of $0.7 million in the six months ended June 30, 2008. The cash provided by financing activities in the six months ended June 30, 2009 was due to the issuance of the 9.25% senior secured notes, partially offset by the cash used to repay the existing bridge credit facility and financing costs associated with the issuance of the notes. The cash used in financing activities during the first six months of 2008 was primarily due to scheduled payments of other long term debt.

Cash (used in) provided by financing activities was $(24.8) million, $1,091.4 million and $(27.1) million during the years ended December 31, 2008, 2007 and 2006, respectively. The cash used in financing activities during 2008 was primarily for the amendment fee paid in the third quarter of 2008 and the repayment of the mortgage on the corporate headquarters building sold during the third quarter of 2008. The cash provided by financing activities in 2007 was primarily due to the acquisition of RailAmerica by investment funds managed by an affiliate of Fortress in February 2007. At this time, we entered into a new bridge credit facility agreement, as described below, and received a capital contribution. Cash used in financing activities during 2006 was primarily for the paydown of our former senior term debt upon the receipt of the cash proceeds from the sale of the Alberta Railroad Properties.

Working Capital

As of June 30, 2009, we had working capital of $45.4 million, including cash on hand of $23.9 million, and approximately $25.0 million of availability under the ABL Facility, compared to working capital of $19.4 million, including cash on hand of $27.0 million, and $25.0 million of availability under our prior revolving credit facility at December 31, 2008. The working capital increase at June 30, 2009, compared to December 31, 2008, is primarily due to the decrease in accrued liabilities as a result of interest and incentive compensation payments. Our cash flows from operations and borrowings under our credit agreements historically have been sufficient to meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt service requirements.

In June 2009, we declared and paid a cash dividend in the amount of $20.0 million to our common stockholders.

We expect to continue to sufficiently meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt service requirements with our cash flows from operations and borrowings under the ABL Facility.

Long-term Debt

$740 million 9.25% Senior Secured Notes

On June 23, 2009, we sold $740.0 million of 9.25% senior secured notes (the old notes) due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s fees and the original issue discount. The notes are secured by first-priority liens on substantially all of our and the guarantors’ assets. The guarantors are defined essentially as our existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the old notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

We may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. We may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, we may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, we may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter. On October 16, 2009, we provided a notice of redemption to the indenture trustee and holders of the old notes to redeem $74 million aggregate principal amount of the notes at a cash redemption price of 103%, plus accrued interest thereon to, but not including, the redemption date, November 16, 2009.

$40 million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, we also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of June 30, 2009, there was approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and Indenture contain various covenants and restrictions that will limit us and our restricted subsidiaries’ ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of June 30, 2009, we had no outstanding balance under the Facility.

Covenants to Senior Secured Notes and ABL Facility

Adjusted EBITDA, as defined in the Indenture governing the senior secured notes, is the key financial covenant measure that monitors our ability to undertake key investing and financing functions, such as making investments, transferring property, paying dividends, and incurring additional indebtedness.

The following table sets forth the reconciliation of Adjusted EBITDA from our cash flow from operating activities (in thousands):

	Successor				Predecessor
				February 15th,	January 1,
	Six Months Ended		Year Ended	2007 through	2007 through	Year Ended
	June 30,		December 31,	December 31,	February 14th,	December 31,
	2009	2008	2008	2007	2007	2006

Cash flows from operating activities to Adjusted EBITDA Reconciliation:
Net cash (used in) provided by operating activities	$(43,358)	$38,754	$83,572	$67,931	$(1,763)	$60,603
Changes in working capital accounts	27,738	1,468	(11,524)	(10,779)	5,965	(3,717)
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	(28,150)	(21,688)	(49,118)	(36,447)	(4,917)	(38,772)
Amortization of swap termination costs	(972)	—	—	—	—	—
Net gain (loss) on sale or disposal of properties	12,258	(353)	1,738	(1,141)	27	19,058
Foreign exchange gain (loss) on debt	1,160	(1,340)	(8,260)	7,048	—	—
Swap termination costs	55,750	—	—	—	—	—
Write-off of deferred financing costs	(2,593)	—	—	—	—	—
Equity compensation costs	(1,942)	(1,695)	(3,042)	(1,178)	(3,524)	(2,604)
Deferred income taxes	(664)	(10,372)	3,161	8,068	(1,105)	2,075

Net income	19,227	4,774	16,527	33,502	(5,317)	36,643

Add: Discontinued operations (gain) loss	(12,951)	297	(2,764)	756	—	(9,223)

Income from continuing operations	6,276	5,071	13,763	34,258	(5,317)	27,420
Add:
Provision for (benefit from) income taxes	2,350	10,525	1,599	(1,747)	935	(4,809)
Interest expense, including amortization costs	35,263	24,334	61,678	42,996	3,275	27,392
Depreciation and amortization	20,566	19,599	39,578	32,146	4,848	38,132

EBITDA	64,455	59,529	116,618	107,653	3,741	88,135
Add:
Impairment of assets	—	—	3,420	—	—	—
Equity compensation costs	1,942	1,695	3,042	1,178	3,524	2,604
Foreign exchange (gain) loss on debt	(1,160)	1,340	8,260	(7,048)	—	—
Write-off of deferred financing costs	2,593	—	—	—	—	—
Non-recurring headquarter relocation costs	636	1,374	6,089	—	—	—

Adjusted EBITDA	$68,466	$63,938	$137,429	$101,783	$7,265	$90,739

Based on current levels of Adjusted EBITDA, we are not restricted in undertaking key investing and financing functions as discussed above.

Adjusted EBITDA, as presented herein, is a supplemental measure of liquidity that is not required by, or presented in accordance with, GAAP. We use non-GAAP financial measures as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. However, Adjusted EBITDA has limitations as an analytical tool. It is not a measurement of our cash flows from operating activities under GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of liquidity.

$650 million Bridge Credit Facility

As part of the merger transaction in which we were acquired by certain private equity funds managed by affiliates of Fortress we terminated the commitments under our former Amended and Restated Credit Agreement and repaid all outstanding loans and other obligations in full under this Agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, we entered into a $650 million bridge credit facility agreement. The facility consists of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. We entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at our option. Under the amended bridge credit facility agreement, the term loans and revolving loans bear interest at LIBOR plus 4.0%. The bridge credit facility agreement originally matured on August 14, 2008, and as such, the outstanding loan balance under this agreement was reflected as a current liability at December 31, 2007. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%.

In November 2008, we entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted us to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers are collateralized by the assets of and guaranteed by us and most of our U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

Interest Rate Swaps

On February 14, 2007, we entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of swap started at $425 million for the period commencing February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period commencing November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period commencing November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, we are required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualifies, is designated and is accounted for as a cash flow hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2009 for the portion of the hedge deemed ineffective. Interest expense of $0.5 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective. Pursuant to SFAS 133, the fair value balance of the swap at the termination date remains in accumulated other comprehensive loss, net of tax, and is amortized into interest expense over the remaining life of the original swap (through February 14, 2014). As of June 30, 2009, accumulated other comprehensive loss included $36.8 million, net of tax, of unamortized loss relating to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $27.4 million, or $17.0 million, net of tax.

On June 3, 2005, we entered into two interest rate swaps for a total notional amount of $100 million for the period commencing November 25, 2005, through November 24, 2008. Under the terms of the interest rate swaps, we were required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 and thus had no fair value at December 31, 2007. The remaining interest rate swap’s fair value was a net receivable of $0.03 million at December 31, 2007. This interest rate swap terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008. Interest expense of $0.5 million and $0.4 million was recognized during the years ended December 31, 2008 and December 31, 2007, respectively, for the portion of the hedge deemed ineffective.

On November 30, 2004, we entered into an interest rate swap for a notional amount of $100 million for the period commencing November 25, 2005, through November 24, 2007. The swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. Under the terms of the interest rate swap, we were required to pay a fixed interest rate of 4.05% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. This interest rate swap terminated as planned on November 24, 2007, and thus had no fair value at December 31, 2007. Interest expense of $0.8 million was recognized during the period ended December 31, 2007 for the portion of the hedge deemed ineffective.

For derivative instruments in an asset position, we analyze the credit standing of the counterparty and factor it into the fair value measurement. SFAS No. 157, “Fair Value Measurements” (SFAS 157) states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

Contractual Obligations

Two primary uses of the cash provided by our operations are capital expenditures and debt service. The following table represents the minimum future payments on our long-term debt, and our existing lease obligations as of June 30, 2009 (in thousands):

		July 1, 2009 to
		December 31,			After
	Total	2009	2010-2011	2012-2013	2013

Senior secured notes(1)	$740,000	$—	$—	$—	$740,000
Other long term debt	3,080	161	761	550	1,608
Interest payments on long term debt	549,998	35,781	137,229	137,154	239,834
Capital lease obligations	915	156	759	—	—
Operating lease obligations	78,545	11,808	27,342	11,646	27,749

Total contractual cash obligations(2)	$1,372,538	$47,906	$166,091	$149,350	$1,009,191

(1)	In June 2009, we repaid in full our $650 million bridge loan facilities with the amounts borrowed under the senior secured notes.

(2)	There were no material purchase obligations outstanding as of December 31, 2008. Table excludes any reserves for income taxes under FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB 109,” because we are unable to reasonably predict the ultimate amount or timing of settlement of our unrecognized tax benefits beyond 2009. As of June 30, 2009, our reserves for income taxes totaled approximately $9.2 million.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The critical financial statement accounts that are subject to significant estimation are reserves for litigation, casualty and environmental matters, deferred income taxes and property, plant and equipment depreciation methods.

In accordance with SFAS No. 5, “Accounting for Contingencies,” an accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired and can be reasonably estimated. These estimates have been developed in consultation with outside counsel handling our defense in these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Subsequent changes to those estimates are reflected in our statements of operations in the period of the change.

Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the statutory tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish an additional valuation allowance against a portion of our deferred tax asset, resulting in an increase in our effective tax rate and an adverse effect on earnings. Additionally, changes in our estimates regarding the statutory tax rates to be applied to the reversal of deferred tax assets and liabilities could materially affect our effective tax rate.

Property, plant and equipment comprised 65% of our total assets as of December 31, 2008. These assets are stated at cost, less accumulated depreciation. We use the group method of depreciation under which a single depreciation rate is applied to the gross investment in our track assets. Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. Expenditures that increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. We periodically review the carrying value of our long-lived assets for impairment. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

For a complete description of our accounting policies, see Note 1 to our consolidated financial statements.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board, or the FASB, issued FSP SFAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP SFAS 141R-1), which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination as set forth in SFAS 141R. This FSP requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This FSP also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will apply the provisions of FSP SFAS 141R-1 as appropriate to its future business combinations with an acquisition date on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We adopted SFAS 157 for its financial assets and liabilities on January 1, 2008, and it did not have a material impact on its consolidated financial statements. On January 1, 2009, we adopted SFAS 157 for all of its nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, and it did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition-related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. Early adoption of SFAS 141R is prohibited. We will apply the provisions of SFAS 141R as appropriate to its future business combinations and adjustments to pre-acquisition tax contingencies related to acquisitions prior to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the non-controlling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. Adoption of this pronouncement on January 1, 2009 did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and how these items affect a company’s financial position, results of operations and cash flows. SFAS 161 affects only these disclosures and does not change the accounting for derivatives. SFAS 161 has been applied prospectively beginning with the first quarter of the 2009 fiscal year.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1). FSP FAS 107-1 requires expanded fair value disclosures for all financial instruments within the scope of FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments.” These disclosures are required for interim periods for publicly traded entities. In addition, entities are required to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis. We have applied this Staff Position effective with our 2009 second quarter.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 defines the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and we have applied SFAS 165 effective with our 2009 second quarter.

In June 2009, the FASB issued SFAS No. 167, “Consolidation of Variable Interest Entities” (SFAS 167). SFAS 167 alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity’s purpose and design and the parent company’s ability to direct the entity’s actions. SFAS 167 is effective commencing with the 2010 fiscal year. We are currently evaluating the effects, if any, that adoption of this standard will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168). SFAS 168 authorized the Codification as the sole source for authoritative U.S. GAAP and any accounting literature that is not in the Codification will be considered nonauthoritative. SFAS 168 will be effective commencing with our 2009 third quarter and is not anticipated to have a material effect on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changing foreign currency exchange rates, interest rates and diesel fuel prices. Changes in these factors could cause fluctuations in earnings and cash flows.

Foreign Currency.  Our foreign currency risk arises from owning and operating railroads in Canada. As of December 31, 2008, we had not entered into any currency hedging transactions to manage this risk. A decrease in the Canadian dollar could negatively impact our reported revenue and earnings for the affected period. During 2008, the Canadian dollar decreased 20% in value in comparison to the U.S. dollar. The average rate for the year ended 2008, however, was 1% higher than it was for 2007. The increase in the average Canadian dollar exchange rate led to an increase of $0.8 million in reported revenue and a $0.4 million increase in reported operating income in 2008, compared to 2007. A 10% unfavorable change in the 2008 average exchange rate would have negatively impacted 2008 revenue by $6.8 million and operating income by $2.3 million.

Interest Rates.  Our old notes issued in June 2009 are fixed rate instruments, and therefore, would not be impacted by changes in interest rates. Our potential interest rate risk results from our ABL Facility as an increase in interest rates would result in lower earnings and increased cash outflows. We do not currently have any outstanding balances under this facility, but if we were to draw upon it, we would be subject to changes in interest rates.

Diesel Fuel.  We are exposed to fluctuations in diesel fuel prices, as an increase in the price of diesel fuel would result in lower earnings and increased cash outflows. Fuel costs represented 13.8% of total operating revenues during the year ended December 31, 2008. Due to the significance of fuel costs to our operations and the historical volatility of fuel prices, we participate in fuel surcharge programs which provide additional revenue to help offset the increase in fuel expense. These fuel surcharge programs fluctuate with the price of diesel fuel with a lag of three to nine months. Each one-cent change in the price of fuel would result in approximately a $0.2 million change in fuel expense on an annual basis.

Counterparty Risk.  We monitor our hedging positions and the credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on December 2, 2009. However, if we, in our sole discretion, extend the period of time during which the exchange offer is open, the term “expiration date” shall mean the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $740 million aggregate principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of old notes known to us.

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Old notes tendered in the exchange offer must be in minimum denominations of principal amount of $2,000 and integral multiples of $1,000.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of such letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal; or

•	a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in lieu of such letter of transmittal.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program (each such entity being hereinafter referred to as an “eligible institution”). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent’s interpretation of the term and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney, in either case signed exactly as the name(s) of the registered holder(s) that appear on the old notes and the signatures must be guaranteed by an eligible institution.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent to us that, among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, that neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes, and that you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering. If you are our “affiliate,” as defined under Rule 405 under the Securities Act, are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

•	cannot rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of

Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling security holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are tendered for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned to the holder without cost to such holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedure described above, such unaccepted or non-exchanged old notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent has already established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “— Exchange Agent” on or prior to the expiration date.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under “— Exchange Agent.” This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,

•	the old notes to be withdrawn (including the principal amount of such old notes).

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to the expiration date:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC; or

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree has been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,

•	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

•	or any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action has been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above or, in our reasonable judgment, might result in the holders of new notes having obligations with respect to resales and transfers of new notes which are greater than those described in the interpretation of the SEC referred to on the cover page of this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer; or

•	there has occurred:

•	any general suspension of or general limitation on prices for, or trading in, our securities on any national securities exchange or in the over-the-counter market,

•	any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or

•	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof;

which in our reasonable judgment in any case, and regardless of the circumstances (including any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the Indenture under the Trust Indenture Act.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

U.S. Bank National Association, Exchange Agent

By Registered or Certified Mail, Overnight Delivery:
U.S. Bank National Association
Corporate Trust Services
60 Livingston Avenue
EP-MN-WS3C
St. Paul, MN 55107
Attn: Specialized Finance

For Information Call:
(800) 934-6802 or go to
www.usbank.com/corp_trust/bondholder_contact.html

By Facsimile Transmission
(for Eligible Institutions only):
(651) 495-8158

Confirm by Telephone:
(800) 934-6802

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE

OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by U.S. Bank National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the Indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act,

•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business,

•	you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes you will receive in the exchange offer,

•	you are holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering, or

•	you are a participating broker-dealer.

We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the new notes or have any arrangement or understanding with respect to the distribution of the new notes you will receive in the exchange offer, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. In addition, to comply with state securities laws, you may not offer or sell the new notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to “qualified institutional buyers” (as defined in Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

INDUSTRY

Introduction

The North American economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of North America’s freight transportation industry, carrying more freight than any other mode of transportation. According to AAR, railroads account for approximately 43% of total freight ton-miles while trucks and ships account for approximately 30% and 13%, respectively. With a network of over 140,000 miles of track (in the U.S.), railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter century. Since 1980, the railroad industry has continually improved its cost structure compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. According to AAR, railroads’ operating ratios have decreased from 82.6% in 1998 to 78.3% in 2007 as a result of significant reductions to labor and rolling stock (locomotives and railcars) requirements and the spinning off of less dense network segments. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation and a single train can haul the equivalent of up to 280 trucks. Additionally, as the price of fuel has increased over the past several years, the fuel efficiency advantage of railroads as compared to other forms of freight transportation has grown. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2007 where the equivalent gallon of fuel moved one ton of freight an average of 436 miles by rail — representing an 85% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2006.

The table below details the growth in railroad market share based on freight ton-miles since 1980.

Source: Association of American Railroads.

Industry Structure

According to the AAR, there are 563 railroads in the United States operating over 140,000 miles of track. The AAR classifies railroads operating in the United States into one of three categories based on the amount of revenues and track-miles. Class I railroads, those with over $359.6 million in revenues in 2007, represent approximately 93% of total rail revenues. Regional and local/short line railroads operate approximately 45,800 miles of track in the

United States. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. Regional and local/short line railroads combined account for approximately 7% of total industry rail revenues.

		Aggregate
		Miles	% of
Classification of Railroads	Number	Operated	Revenue	Revenues and Miles Operated in 2007

Class I(1)	7	94,313	93%	Over $359.6 million
Regional	33	16,930	3%	$40.0 to $359.6 million and/or 350 or more miles operated
Local/Short line	523	28,891	4%	Less than $40.0 million and less than 350 miles operated

Total	563	140,134	100%

(1)	Includes CSX Transportation, BNSF Railway Co., Norfolk Southern, Kansas City Southern Railway Company, Union Pacific, Canadian National Railway and Canadian Pacific Railroad Co.

Source: Association of American Railroads, Railroad Facts, 2008 Edition.

Class I railroads operate across many different states and concentrate largely, though not exclusively, on long-haul, high density intercity traffic lanes. The six largest railroads in North America are BNSF Railway, Union Pacific, Norfolk Southern, CSX Transportation, Canadian National Railway, or CN, and Canadian Pacific Railroad Company. Regional railroads typically operate 400-650 miles of track and provide service to selected areas of the country, mainly connecting neighboring states and/or economic centers. Typically short line railroads serve as branch lines connecting customers with Class I railroads. Short line railroads have more predictable and straightforward operations as they generally perform point-to-point service over short distances, without the complex networks associated with the large Class I railroads.

Use of regional and short line railroads is largely driven by interchange traffic between carriers. Typically, a Class I railroad will transport the freight the majority of the distance, usually hundreds or thousands of miles and drop it off with the short line, which provides the final step of service directly to the customer. Most short line railroads depend on Class I traffic for a substantial portion of their revenue. Our portfolio of 40 railroads is a mix of regional and short line railroads.

Regional and Short line Railroads

Short lines and regional railways have always been a part of the rail industry in North America. In the 1800’s, most North American railroads were constructed to serve a local or regional interest. Today’s Class I railroads are descended from hundreds of short lines and regionals that came together in successive waves of consolidation.

During the 1980’s the number of regional and short line railroads increased dramatically. Deregulation of U.S. railroads simplified abandonment and sales regulations, allowing the major carriers to gain many of the savings of abandonment while preserving the traffic on the rail lines. Carriers created through this divestiture process now account for the majority of regional and short line railroads. Short line and regional railroads today serve important roles in moving freight within their service areas and function as a critical traffic “feeder” network for the Class I railroads.

Over the past decade, the number of regional and short line railroads has remained relatively constant. While some new entrants were formed through spin-offs or divestitures of Class I railroads, they have generally been offset by other existing regional and short lines either exiting the business or being merged with or acquired by other railroads. With the growth of multi-carrier holding companies, such as ourselves and Genesee & Wyoming, the number of operators of regional and short line railroads has decreased. The consolidation brought on by multi-carrier holding companies has induced a number of shippers with private railroads to sell those railroads to the major short line operators. Similarly, Class I railroads sell and lease rail lines to smaller rail entities in order to address a range of issues impacting costs and productivity.

Short lines and regional railroads have a variety of ownership structures and are owned by shippers, governments, and multi-carrier holding companies. RailAmerica operates 40 North American carriers; Genesee & Wyoming operates 63 carriers in North America, Australia and the Netherlands, and owns a minority interest in a railroad in Bolivia; and Pioneer Railcorp operates 16 U.S. carriers. Many of the other short lines and regionals are owned by smaller privately held multi-carrier holding companies. Some of the larger other short lines and regional railroads include OmniTrax, which operates 14 carriers in the U.S. and 3 in Canada; Watco, which operates 20 carriers in the U.S.; and Anacostia and Pacific (A&P), which has 7 affiliated carriers.

Competition

Short line and regional railroads compete against each other and other forms of freight transportation based on cost, location and service. The cost of transporting goods and services via different forms of freight transportation is a major factor in determining which means of transportation a shipper will utilize. With respect to location, potential customers often experience geographic constraints that significantly impact the relative freight transportation costs of different alternatives. For example, a shipper can be constrained by railroad’s trackage, accessible waterways, access to pipelines and proximity to airports. As a result, short line and regional railroad operators often evaluate the feasibility of other forms of freight transportation available to a customer when developing their rate and service offerings.

Some short line and regional railroad customers have multiple forms of freight transportation available. Depending on circumstances, truck, water, or other railroads may be competitive alternatives for a shipment. In such instances, customers will compare both the relative costs, reliability of on-time delivery and quality of service when determining what mode(s) of transport to use.

Trucking is often considered as a viable alternative to rail transport. While trucking provides additional delivery location flexibility due to the geographic diversity of North America’s highway network relative to railway network, railroads are substantially more cost competitive along travel routes they serve. Recently, rail transport has become a more cost efficient alternative for shippers moving bulk goods over long distances, because of volatile fuel costs.

Other factors that enhance rail’s competitive advantage over trucking include:

•	Capability to transport larger shipment sizes

•	Higher density; ratio of product handled in a railcar to a truck is higher

•	Longer distances

•	Reduced sensitivity to fast or reliable service

•	Less dependent on return haul requirements compared to trucking

For many shipments, transport options that include alternative railroads are competitive, even where direct service by a second rail carrier is not available. When such intermodal service is used, the cost to transfer products from one mode to another becomes a factor. Factors that enhance a short line’s competitive advantage over other rail routes or intermodal options include:

•	Lower marginal operating costs

•	Direct service to the customer, so that no transfer cost is incurred

•	Where transfer costs are incurred by both the short line and the competitive rail mode, greater efficiency at terminals. (Hazardous materials, for example, incur higher transfer costs because of the risks involved.)

•	Shorter distances to a transfer point

•	Better railcar supply

•	Less circuitry between origin and destination

Options to ship by water are limited geographically, but when available can be very competitive with rail. Factors that enhance rail’s competitiveness over water options include:

•	Capability for rail to transport larger shipments, with higher density as water vessels are limited by water depth and size of shipment

•	Railroads have a more direct route between origination and destination compared to vessels

•	Rail benefits from lower loading and unloading costs

BUSINESS

General

We believe that we are the largest owner and operator of short line and regional freight railroads in North America, measured in terms of total track-miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 U.S. states and three Canadian provinces. Our railroad portfolio represents an important component of North America’s transportation infrastructure, carrying large quantities of freight for a highly diverse customer base. In 2008, our railroads transported over one million carloads of freight for approximately 1,800 customers, hauling a wide range of products such as farm and food products, lumber and forest products, paper and paper products, metals, chemicals and coal.

Of our approximately 7,500 total track-miles, we own approximately 4,500 track-miles and lease approximately 3,000 track-miles. In most cases, leases involve little to no annual lease payment, but may have involved a one-time, up front payment, and have long-term, or perpetual durations. We also own 240 locomotives and 524 railcars and lease an additional 206 locomotives and 7,195 railcars.

Our 40 railroads are operated as independent businesses with local management responsible for overseeing daily operations and safety. These railroads are organized into five regional groups that, in turn, report to senior management where many functions such as pricing, purchasing, capital spending, finance, insurance, real estate and other administrative functions are centralized to achieve cost efficiencies and leverage the experience of senior management in commercial and strategic decisions.

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. On February 14, 2007, we were acquired by RR Acquisition Holding LLC, an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress. During the period from our formation until today, we have grown both through the expansion of the traffic base on our existing railroads and through acquisitions of additional North American railroads.

The following table provides a brief description of each of our railroads ranked by revenue:

	No. of	Track-	2008	2008
Name	Railroads	Miles	Carloads	Revenue	Major Commodities Hauled
	($ in millions)

Central Region:
Missouri & Northern Railroad	1	594	110,914	$30.0	Farm Products, Coal
Dallas Garland & Northeastern Railroad	2	337	59,649	24.2	Metallic & Non-Metallic Ores
Kyle Railroad Company	1	625	20,001	22.4	Farm Products
Kiamichi Railroad	1	261	52,927	19.4	Coal
Point Comfort & Northern Railway	1	19	12,402	12.3	Metallic & Non-Metallic Ores
Otter Tail Valley Railroad	1	81	10,996	4.7	Farm Products, Coal
Rockdale, Sandow & Southern Railroad	1	8	6,103	4.0	Metallic & Non-Metallic Ores
Bauxite & Northern Railway	1	6	4,059	3.4	Metallic & Non-Metallic Ores

Total — Central Region	9	1,930	277,051	$120.4
Northeast Region:
New England Central Railroad	1	394	37,018	$27.3	Lumber & Forest Products
Ottawa Valley Railway	1	342	69,758	20.0	Overhead Traffic
Cape Breton Central Nova Scotia Railway	1	245	22,739	17.9	Paper & Paper Products
Goderich-Exeter Railway	1	181	24,724	16.1	Chemicals
Southern Ontario Railway	1	69	44,368	14.5	Metal & Metal Products
Connecticut Southern Railroad	1	42	23,663	10.4	Waste
Massena Terminal Railroad	1	4	4,295	2.5	Metallic & Non-Metallic Ores

Total — Northeast Region	7	1,278	226,565	$108.7

	No. of	Track-	2008	2008
Name	Railroads	Miles	Carloads	Revenue		Major Commodities Hauled
	($ millions)

Midwest Region:
Indiana & Ohio Railway	1	570	62,353	$31.1		Auto & Auto Parts, Chemicals
Chicago, Ft. Wayne & Eastern Railroad	1	315	39,352	24.1		Farm Products
Huron Eastern Railway Saginaw Valley	1	384	34,646	17.4		Chemicals
Toledo, Peoria & Western Railway	1	247	26,546	15.7		Intermodal, Farm Products
Mid-Michigan Railroad	3	196	12,729	6.6		Farm Products
Central Railroad of Indiana	1	96	8,579	4.6		Metal & Metal Products
Central Railroad of Indianapolis	1	39	8,250	2.8		Farm Products

Total — Midwest Region	9	1,848	192,455	$102.3
Southeast Region:
Alabama & Gulf Coast Railway	1	348	61,234	$30.9		Paper & Paper Products
Consolidated Virginia Railroads	2	135	32,154	23.0		Metal & Metal Products
South Carolina Central Railroad	2	129	35,529	18.8		Chemicals, Waste
Indiana Southern Railroad	1	196	70,021	16.5		Coal
Eastern Alabama Railway	1	31	15,351	9.8		Minerals & Stone

Total — Southeast Region	7	839	214,289	$99.0
Western Region:
Central Oregon & Pacific Railroad	1	389	27,719	$21.8		Lumber & Forest Products
San Joaquin Valley Railroad	1	417	39,064	18.3		Food Products
California Northern Railroad	1	261	26,137	14.0		Food Products
Arizona & California Railroad	1	259	12,799	8.3		Petroleum Products, Lumber &
						Forest Products, Metal & Metal Products
Puget Sound & Pacific Railroad	1	108	26,498	8.2		Intermodal
San Diego Valley Railroad	1	—	6,804	4.6		Petroleum Products
Cascade & Columbia River Railroad	1	148	5,252	2.7		Metallic & Non-Metallic
						Ores, Lumber & Forest Products
Ventura County Railroad	1	17	2,077	1.0		Auto & Auto Parts

Total — Western Region	8	1,600	146,350	$78.9
Total Company	40	7,494	1,056,710	$509.3	(1)

(1)	Includes approximately $0.8 million of intercompany revenue eliminated in consolidation.

Revenue Model

We generate freight revenue under three different types of service, which are summarized below.

		% of Freight
Service Type	Description	Revenue

Interchange	Freight transport between a customer’s facility and a connection point (“interchange”) with a Class I railroad	88%
Local	Freight that both originates and terminates on the same line	4%
Bridge	Freight transport from one connecting Class I railroad to another	8%

For the majority of our customers, our railroads transport freight between a customer’s facility or plant and a connection point, or “interchange,” with a national Class I railroad. Each of our 40 railroads connects with at least one Class I railroad, and in many cases connects with multiple Class I railroads. Interchange circumstances vary by customer shipping needs with freight either (i) originating at the customer’s facility (such as a coal mine, an ethanol production plant or a lumber yard) for transport by the Class I railroad via the interchange to other North American destinations or ports or (ii) received from the Class I interchange and hauled to a customer’s plant where the freight is subsequently consumed (such as a coal-burning power generation plant). In other cases, a RailAmerica rail line transports freight that both originates and terminates on the same line, which is referred to as “local” traffic, or provides a pass-through connection between one Class I railroad and another railroad without the freight originating or terminating on the line, which is known as “bridge” traffic.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Contracts and arrangements vary in terms of duration, pricing and volume requirements. Because we normally provide transportation for only a segment of a shipment’s total distance, with the Class I railroad carrying the freight the majority of the distance, customers are billed once, typically by the Class I, for the total cost of rail transport. The Class I railroad is obligated to pay us in a timely manner upon delivery of service regardless of whether or when the Class I railroad actually receives the total payment from the customer.

We collect the majority of our revenue from Class I railroads and investment grade customers. Moreover, our railroads are often integrated into a customer’s facility and serve as an important component of that customer’s distribution or input. In many circumstances, our customers have made significant capital investments in facilities on or near our railroads (as in the case of electric utilities, industrial plants or major warehouses) or are geographically unable to relocate (as in the case of coal mines and rock quarries). The quality of our customers and our level of integration with their facilities provide a stable and predictable revenue base.

Freight Revenue

Commodities

Products hauled over our network include a dozen major commodity groups, such as coal, forest products, chemicals, agricultural products, food products, metallic ores and metals, and petroleum products. Agricultural products traffic represented the largest contributor to freight revenue at 13.9% in 2008. The top ten commodities represented approximately 94% of total freight revenue earned in 2008.

Customers

We serve approximately 1,800 customers in North America. Although most of our North American railroads have a well-diversified customer base, several smaller rail lines have one or two dominant customers. In 2008, our 10 largest customers accounted for approximately 20% of our freight revenue, with no individual customer accounting for more than approximately 5% of freight revenue. The table below provides a summary of our top 10 customers.

		2008
	Number of	Freight Revenue	% of Total
Top 10 Customers	Railroads Served	U.S. Dollars	Freight Revenue
	(In millions)

Customer #1 (Steel Producer)	3	$20.8	4.7%
Customer #2 (Lumber & Wood Products)	6	11.2	2.5%
Customer #3 (Metals Fabricator)	5	10.8	2.5%
Customer #4 (Class I Railroad)	6	8.3	1.9%
Customer #5 (Coal Producer)	1	6.3	1.4%
Customer #6 (Lumber & Wood Products)	1	6.1	1.4%
Customer #7 (Grain Processor)	3	5.9	1.3%
Customer #8 (Electric Generating Plant)	1	5.8	1.3%
Customer #9 (Electric Generating Plant)	1	5.4	1.2%
Customer #10 (Paper Mill)	1	5.4	1.2%

Total Top 10 Customers		86.1	19.6%
Other		353.9	80.4%

Total		$440.0	100.0%

Pricing

Our contracts typically stipulate either inflation-based or market-based pricing. Market-based pricing, which accounts for approximately 55% of freight revenue, is based on negotiated rates. Pricing and escalation terms for these contracts are negotiated prior to the signing or renewal of a contract. This type of pricing provides us the ability to price contracts at prevailing market rates. Inflation-based pricing, which encompasses the remaining 45% of freight revenue, is based on a fixed revenue per carload with inflation-based escalators. This type of pricing is common for “handling line” railroads (regional or short line railroads that only transport or interchange freight on their lines for Class I carriers) where the contract is with an interchanging Class I railroad. These contracts are typically long-term and were often entered into at the time the short line was purchased from the Class I.

We operate fuel surcharge programs that vary by railroad and by customer. The goal of these programs is to offset the majority of fuel price increases by charging customers a fuel surcharge on top of their regular contracted rates. Fuel surcharge programs are typically either revenue-based or mileage-based. Revenue-based programs charge a surcharge based on an additional revenue per carload while mileage-based programs charge a surcharge based on miles hauled. Both programs charge their surcharge based on fuel price per gallon above a threshold price. Approximately 75% of fuel price increases are offset directly by fuel surcharges, while additional cost recovery is obtained through increases in revenue per carload upon contract renewal or regular rate updates.

Contracts

A substantial portion of our freight revenue is generated under contracts and similar arrangements with either the customers we serve or the Class I railroads with which we connect. Approximately 60% of our total freight revenue is generated under contracts. Individual contracts vary in terms of duration, pricing and volume requirements, but can generally be categorized as follows:

Contracts directly with customers/shippers (approximately 18% of freight revenue):  In many cases, our individual railroads maintain a contract with the customer that they directly serve. Typically the customer has significant rail infrastructure within its facility and is a major shipper or receiver of industrial freight. Contracts stipulate the term and pricing mechanics and often include minimum customer volume requirements with liquidated damages paid to us to the extent volumes fall below certain levels. In general, these contracts are one to three years in length, although in certain instances the term can be longer.

Contracts directly with Class I railroads (approximately 42% of freight revenue):  In these cases, our individual railroads act as an agent for the connecting Class I railroad, with the Class I railroad typically maintaining a contract directly with the customer/shipper for the entire length of haul. The Class I railroad pays us upon providing the service for its portion of the total haul, and the Class I railroad pays us regardless of whether the customer pays the Class I which results in low credit exposure and timely payment. These contracts are typically long-term in nature with an average duration of approximately 25 years.

Published rate, no contract (approximately 40% of freight revenue):  In the remaining cases, our individual railroads generate freight revenue using a quoted revenue per carload based on the type of freight service and market environment. In all instances this revenue is generated directly from customers and shippers. Rates can typically be adjusted upon 20-days notice although some of our larger customers often request a private rate that provides more price certainty over a longer period of time. While we do not serve customers under signed contracts in these cases, we have longstanding relationships with our customers and in many instances we are the only rail service provider available to customers. Moreover, the heavy nature of the freight shipped by the customer and/or the long distances carried competitively positions us favorably versus other modes of transportation.

We currently do not foresee any significant changes to the mix of contracts described above.

Non-Freight Revenue

In addition to providing freight services, we also generate non-freight revenue from other sources such as railcar storage, demurrage, leases of equipment to other users (including Class I railroads), and real estate leases and use fees. Right-of-way income is generated through crossing licenses and leases with fiber optic, telecommunications, advertising, parking and municipal users. These sources of revenue and value are an important area of focus by our management as revenue from real estate and right-of-way has minimal associated operating costs or capital expenditures and represents a recurring, stable cash flow stream. As a result of this strategy, we have grown our non-freight revenue from $60.5 million in 2007 to $68.4 million in 2008.

A summary of our non-freight revenue is presented in the table below:

	December 31,	December 31,
	2007	2008
	(In millions)

Demurrage	$12.6	$13.2
Storage	7.0	9.9
Car hire income	9.7	9.8
Lease income	7.4	9.4
Railcar switching	4.8	5.4
Car repair services	2.2	2.8
Other non-freight revenue	16.8	17.9

Total	$60.5	$68.4

Track and Equipment

Track

Of our 7,494 total track-miles, we own 4,546 track-miles and lease 2,948 track-miles. In most cases, leases involve little to no annual lease payment (but may have involved a one-time, upfront payment) and have long-term or perpetual durations. In addition, we operate approximately 1,038 track-miles under trackage rights and operating agreements. Generally, trackage rights are rights granted by other railroads to transport freight over their tracks (but not directly serve customers on their rail lines) while operating agreements grant us the right to operate (and typically serve customers) on track owned by third parties. Generally, trackage rights and operating agreements do not convey any other rights (such as real estate rights) to us.

Locomotives and Railcars

Our locomotive fleet at the beginning of 2009 totaled 446 units comprised of 240 owned units and 206 leased units and 7,719 railcars comprised of 524 owned railcars and 7,195 leased railcars. During 2008, we invested $2.5 million to exercise early purchase options on 24 locomotives that had been on high cost lease. We expect to continue to exercise similar purchase options on certain leased locomotives as they become exercisable. The average age of our locomotives and railcars is 39 and 40 years, respectively, across our entire portfolio of railroads.

A summary of the rolling stock owned and leased by us is presented in the table below:

	Railcars				Locomotives
	Owned	Leased	Total		Owned	Leased	Total

Covered hopper cars	35	2,479	2,514	Horsepower/unit:
Open top hopper cars	238	33	271	Over 2,000	109	94	203
Box cars	35	2,522	2,557	1,500 to 2,000	116	101	217
Flat cars	194	1,584	1,778	Under 1,500	15	11	26
Tank cars	6	4	10
Gondolas	5	573	578
Other/passenger cars	11	0	11

Total railcars	524	7,195	7,719	Total locomotives	240	206	446

Employees

As of June 30, 2009, we have a total of 1,588 employees of which 889 are non-unionized and 699 are unionized. Unions representing our employees are highly-fragmented, with representation at the railroad-level rather than system-wide. In total, our railroads are party to 29 labor agreements, which are separately negotiated by the individual railroads, each of which have good relations with employees. We have developed a standard template in which to negotiate with the unions and are confident of its ability to satisfy them. In our entire history there has been just one strike in 2002, at our Cape Breton and Nova Scotia Railroad. This strike resulted in no service interruptions due to employee and supervisor cooperation.

Safety

We endeavor to conduct safe railroad operations for the benefit and protection of employees, customers and the communities served by our railroads. Our safety program, led by our Vice President of Safety and Operating Practices, involves all of our employees and is administered by each Regional Vice President. Operating personnel are trained and certified in train operations, hazardous materials handling, personal safety and all other areas subject to federal regulations. Each U.S. employee involved in train operations is subject to pre-employment and random drug testing as required by federal regulation. We believe that each of our North American railroads complies in all material respects with federal, state, provincial and local regulations. Additionally, each railroad is given flexibility to develop more stringent safety rules based on local requirements or practices. We also participate in committees of the AAR, governmental and industry sponsored safety programs including Operation Lifesaver (the national grade crossing awareness program) and numerous American Short Line and Regional Railroad Association Committees. Our FRA reportable injury frequency ratio, measured as reportable injuries per 200,000 man hours worked, was 1.64 in 2008 as compared to 2.37 in 2007. For 2008, the industry average for all railroads was 2.03.

Environmental

Our rail operations are subject to various federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment. In the United States, these environmental laws and regulations, which are implemented principally by the federal Environmental Protection Agency, or US EPA, and comparable state agencies, govern such matters as the management of wastes, the discharge of pollutants into the air and into surface and underground waters, the manufacture and disposal of regulated substances and remediation of contaminated soil and groundwater. Similarly, in Canada, these functions are administered at the federal level by Environment Canada and the Ministry of Transport and comparable agencies at the provincial level.

We believe that our railroads operate in material compliance with current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with current environmental laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that new, or more stringent enforcement of existing, requirements or discovery of currently unknown conditions will not result in significant expenditures in the future.

There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads, except for an August 2005 incident on the IORY in which Styrene contained in a parked railcar was vented to the atmosphere, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, by various individuals, businesses and the City of Cincinnati against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved in all these matters including all claims of business interruption.

The IORY/Styrene incident also triggered inquiries from the FRA and certain other federal, state and local authorities. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by IORY. The principal pending matter is a criminal investigation by US EPA under the federal Clean Air Act, or the CAA. Because of the chemical release, the US EPA is investigating whether criminal negligence on the part of IORY contributed to the incident, and whether charges should be pressed under the CAA. To this end, the US EPA has pursued extensive discovery and engaged the Company’s counsel on several occasions. Should this investigation lead to environmental crime charges, potential fines upon conviction could range widely and there is a possibility that the US EPA would seek to bar IORY and the Company from doing business with the Federal Government for some period of time. US EPA’s most recent communications indicate that any criminal charges will likely be limited to misdemeanors. While we believe we have substantial defenses to any such charges, we are not in a position at this time to estimate whether any fine and any debarment order would result in a material adverse effect on the Company’s operations, business or financial condition.

Insurance

We maintain liability and property insurance coverage. Our primary liability policies have self-insured retentions of up to $2.0 million per occurrence applicable as to all of our railroads, except for Kiamichi Railroad Company L.L.C. and Otter Tail Valley Railroad Company. Inc. where the self-insured retention is $50 thousand per occurrence. In addition, we maintain excess liability policies that provide supplemental coverage for losses in excess of our primary policy limits of up to $200 million per occurrence.

With respect to the transportation of hazardous commodities, our liability policies cover sudden releases of hazardous materials, including expenses related to evacuation, up to the same excess coverage limits and subject to the same self-insured retentions. Personal injuries associated with grade crossing accidents are also covered under liability policies.

Employees of our United States railroads are covered by FELA, a fault-based system under which claims resulting from injuries and deaths of railroad employees are settled by negotiation or litigation. FELA-related claims are covered under our liability insurance policies. Employees of our industrial switching business are covered under workers’ compensation policies.

Employees of our Canadian railroads are covered by the applicable provincial workers’ compensation policy, which is a no-fault compensation system outside of our liability insurance coverage.

Our property damage policies provide coverage for all locomotives and rail cars in our care custody and control, track, infrastructure and business interruption. This policy provides coverage up to $15.0 million per occurrence, subject to self-insurance retention of $1.0 million per occurrence.

Regulation

United States.  Our subsidiaries in the United States are subject to various safety and other laws and regulations administered by numerous government agencies, including (1) regulation by the Surface Transportation Board of the USDOT, or the STB, successor to the Interstate Commerce Commission, and the U.S. Department of

Transportation, or USDOT, through the FRA, (2) labor related statutes including the Railway Labor Act, the Railroad Retirement Act, the Railroad Unemployment Insurance Act, and the Federal Employer’s Liability Act, and (3) some limited regulation by agencies in the states in which we do business.

The STB, established by the ICC Termination Act of 1995, has jurisdiction over, among other matters, the construction, acquisition, or abandonment of rail lines, the consolidation or merger of railroads, the assumption of control of one railroad by another railroad, the use by one railroad of another railroad’s tracks through lease, joint use or trackage rights, the rates charged for regulated transportation services, and the service provided by rail carriers.

As a result of the 1980 Staggers Rail Act, the rail industry is trusted with considerable rate and market flexibility including the ability to obtain wholesale exemptions from numerous provisions of the Interstate Commerce Act. The Staggers Rail Act allowed the deregulation of all containerized and truck trailer traffic handled by railroads. Requirements for the creation of new short line railroads or the expansion of existing short line railroads were substantially expedited and simplified under the exemption process. On regulated traffic, railroads and shippers are permitted to enter into contracts for rates and provision of transportation services without the need to file tariffs. Moreover, on regulated traffic, the Staggers Rail Act allows railroads considerable freedom to raise or lower rates without objection from captive shippers, although certain proposed shipper-backed legislative initiatives threaten to limit some of that pricing freedom. While the ICC Termination Act retained maximum rate regulation on traffic over which railroads have exclusive control, the new law relieved railroads from the requirements of filing tariffs and rate contracts with the STB on all traffic other than agricultural products.

The FRA regulates railroad safety and equipment standards, including track maintenance, handling of hazardous shipments, locomotive and rail car inspection and repair requirements, and operating practices and crew qualifications.

Canada.  Our Canadian railroad subsidiaries are subject to regulation by various governmental departments and regulatory agencies at the federal or provincial level depending on whether the railroad in question falls within federal or provincial jurisdiction. A Canadian railroad generally falls within the jurisdiction of federal regulation if the railroad crosses provincial or international borders or if the Parliament of Canada has declared the railroad to be a federal work or undertaking and in selected other circumstances. Any company which proposes to construct or operate a railway in Canada which falls within federal jurisdiction is required to obtain a certificate of fitness under the Canada Transportation Act, or the CTA. Under the CTA, the sale of a federally regulated railroad line is not subject to federal approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a federal railway. Federal railroads are governed by federal labor relations laws.

Short line railroads located within the boundaries of a single province which do not otherwise fall within the federal jurisdiction are regulated by the laws of the province in question, including laws as to licensing and labor relations. Most of Canada’s ten provinces have enacted new legislation, which is more favorable to the operation of short line railroads than previous provincial laws. Many of the provinces require as a condition of licensing under the short line railroads acts that the licensees comply with federal regulations applicable to safety and other matters and remain subject to inspection by federal railway inspectors. Under some provincial legislation, the sale of a provincially regulated railroad line is not subject to provincial approval, although a process of advertising and negotiating may be required in connection with any proposed discontinuance of a provincial railway.

Acquisition of additional railroad operations in Canada, whether federally or provincially regulated, may be subject to review under the Investment Canada Act, or the ICA, a federal statute which applies to the acquisition of a Canadian business or establishment of a new Canadian business by a non-Canadian. In the case of an acquisition that is subject to review, the non-Canadian investor must observe a statutory waiting period prior to completion and satisfy the Minister responsible for the administration of the ICA that the investment will be of net benefit to Canada, giving regard to certain evaluative factors set out in the legislation.

Any contemplated acquisitions may also be subject to the provisions of the Competition Act (Canada), or the CA. The CA contains provisions relating to premerger notification as well as substantive merger provisions. An acquisition that exceeds certain financial thresholds set out in the CA may be subject to notification and observance of a statutory waiting period prior to completion, during which time the Commissioner of Competition (the “Commissioner”) will evaluate the impact of the acquisition upon competition. In addition, the Commissioner has the jurisdiction under the CA to review an acquisition that is a “merger” within the meaning of the CA in certain circumstances, even where notification is not filed.

Railroad Retirement

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. Our contributions under the Railroad Retirement System have been approximately triple those of employees in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (Tier I), an additional benefit similar to that allowed in some private defined-benefit plans (Tier II), and other benefits. For 2008, the Railroad Retirement System required up to a 19.75% contribution by railroad employers on eligible wages, while the Social Security and Medicare Acts only required a 7.65% contribution on similar wage bases.

Legal Proceedings

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company’s operations are subject to extensive environmental regulation. There are no material environmental claims currently pending or, to our knowledge, threatened against us or any of our railroads, except for an August 2005 incident on the IORY in which Styrene contained in a parked railcar was vented to the atmosphere, due to a chemical reaction. See “— Environmental.”

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the FELA. The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. At December 31, 2008 and 2007, the Company had $15.8 million and $14.4 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of our directors and executive officers. Each of our executive officers holds office until his or her successor is elected or appointed and qualified or until his or her death, resignation, retirement or removal, if earlier. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Our board currently consists of five members, a majority of which are “independent” as defined under the rules of the NYSE. We expect to appoint two additional directors to our board, at least one of which will be “independent” as defined under the rules of the NYSE.

Name	Age	Position

Wesley R. Edens	47	Chairman of the Board of Directors
Joseph P. Adams, Jr.	52	Deputy Chairman of the Board of Directors
Paul R. Goodwin	66	Director
Vincent T. Montgomery	48	Director
Robert Schmiege	68	Director
John Giles	60	President and Chief Executive Officer
Clyde Preslar	55	Senior Vice President and Chief Financial Officer
David Rohal	47	Senior Vice President Strategic Relations
Paul Lundberg	58	Senior Vice President and Chief Operations Officer
Charles M. Patterson	54	Senior Vice President and Chief Commercial Officer
Scott Williams	55	Senior Vice President and General Counsel
David Novak	55	Senior Vice President and Chief Administrative Officer

Wesley R. Edens was appointed to our board in 2007.  He is the Co-Chairman of the board of Fortress, was the Chief Executive Officer of Fortress until August 2009 and has been a member of the Management Committee of Fortress since co-founding Fortress in 1998. Mr. Edens is responsible for Fortress’s private equity and publicly traded alternative investment businesses. He is Chairman of the board of directors of each of Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, GateHouse Media, Inc., Newcastle Investment Corp. and Seacastle Inc. and a director of GAGFAH S.A. and Penn National Gaming Inc. Mr. Edens was Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves in various capacities in the following three registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II and Chief Executive Officer of RIC Coinvestment Fund LP. Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens received a B.S. in Finance from Oregon State University.

Joseph P. Adams, Jr. was appointed to our board in 2007. He is a Managing Director at Fortress within the Private Equity Group and Deputy Chairman of Aircastle Limited and Seacastle Inc. Previously, Mr. Adams was a partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette where he was in the transportation industry group. In 2002, Mr. Adams served as the first Executive Director of the Air Transportation Stabilization Board. Mr. Adams received a BS in Engineering from the University of Cincinnati and an MBA from Harvard Business School.

Paul R. Goodwin was appointed to our board in October 2009 in connection with our initial public offering. Mr. Goodwin is currently, and has been since April 2003, a member of the board of directors of Manhattan Associates, Inc. and currently chairs its Nominating and Governance Committee. From June 2003 through 2004, Mr. Goodwin served as a consultant to CSX Corporation, which, through its subsidiaries, operates the largest rail network in the eastern United States. Mr. Goodwin also served on the board of the National Railroad Retirement Investment Trust from 2003 through 2006. From April 2000 until June 2003, Mr. Goodwin served as vice-chairman and chief financial officer of CSX Corporation. Mr. Goodwin started with CSX Corporation in 1965 and held various senior management positions with entities affiliated with CSX Corporation group, including executive vice president and chief financial officer, senior vice president finance and planning and executive vice president of finance and administration. Mr. Goodwin graduated from Cornell University with a Bachelor of Civil Engineering and received an MBA from George Washington University.

Vincent T. Montgomery was appointed to our board in October 2009 in connection with our initial public offering. Mr. Montgomery is the President of Toltz, King, Duvall, Anderson, and Associates, Inc. (TKDA), a privately held, engineering and architectural consulting firm. Mr. Montgomery has served in that capacity since July of 2006 and assumed the duties of CFO in March of 2009. Prior to his appointment as President, Mr. Montgomery served as Vice President of TKDA’s Rail Division for 10 years. He has served on TKDA’s Board of Directors since 1996 and currently serves on the Board of two non-profit organizations. Mr. Montgomery is a licensed professional engineer in 12 states and has served on 3 committees for the American Railway Engineering and Maintenance of Way Association (AREMA). Mr. Montgomery received a B.S. in Engineering from Montana State University and an MBA from the University of Minnesota.

Robert Schmiege was appointed to our board in October 2009 in connection with our initial public offering. Mr. Schmiege has spent all of his professional life in the railroad industry and is currently retired. From 1988 to 1995, Mr. Schmiege served as Chairman, President and Chief Executive Officer of the Chicago and North Western Railway Co. Prior to that, Mr. Schmiege held several executive positions at C&NW, including Senior Vice President — Administration from 1984 to 1988 and Vice President — Labor Relations from 1979 to 1984, and he had a key leadership role in the leveraged buyout of C&NW by Blackstone Capital Partners in 1989, followed by its initial public offering and ultimate sale to Union Pacific in 1995. Mr. Schmiege began his career with C&NW as an attorney in 1968. He is a graduate of the University of Notre Dame and Notre Dame Law School.

John Giles previously served as President and Chief Executive Officer of Great Lakes Transportation, LLC between 2001 and 2004, at which time the company was acquired by Canadian National Railway Co. He began in the industry in 1969 with a CSX predecessor. In 1975 he joined the Elgin, Joliet & Eastern Railway Company, a subsidiary of US Steel, where he held positions of progressively greater responsibility in the Transportation department. In 1981, Mr. Giles returned to CSX, where he served in a variety of roles in the operations, marketing and strategic planning departments. He has also served as a Director for various non-profits, and as a Director and advisor on various industry groups, including the Indiana Railroad Co., The Lake Carriers Association, National Freight Transportation Association, and INROADS. Mr. Giles was born in England and raised in Indianapolis. He holds a B.A. in Business from Marian College and an MBA from Indiana University.

Clyde Preslar was named Senior Vice President and Chief Financial Officer of RailAmerica on May 5, 2008, and joined the Company with over 28 years of experience in corporate finance, including 11 years experience as a Chief Financial Officer of publicly traded companies. Prior to joining RailAmerica, Preslar was the Executive Vice President and Chief Financial Officer for Cott Corporation in Tampa, Florida. He also served as Vice President and Chief Financial Officer for Lance, Inc. in Charlotte, North Carolina. Mr. Preslar is currently, and has been since May 2005, a director of Alliance One International, Inc., and chairs its audit committee. Preslar is an Elon College graduate and holds an MBA from Wake Forest University.

David Rohal joined RailAmerica in March 2007, with over 22 years of railroad management experience and served for two years as RailAmerica’s Chief Operating Officer before assuming leadership of strategic and governmental relations. He started in the railroad industry as a management trainee with the Chessie System Railroads, a predecessor of CSX, and held corporate and operating positions with both CSX and short line operator Genesee & Wyoming before joining RailAmerica. In his career Rohal has led and managed many aspects of railroad operations, including field operations, planning, customer service, and equipment, and has led the execution of major transformational projects including reengineering, acquisitions, integrations, and consolidations. Rohal graduated from Yale University in 1984 with a B.A. in American Studies and received a Master of Management degree with concentrations in Transportation, Marketing and Finance from Northwestern University’s J.L. Kellogg Graduate School of Management in 1990.

Paul Lundberg joined RailAmerica in February 2007 and served for two years with corporate responsibilities for operations, relationships with RailAmerica’s Class I railroad partners, and labor relations, before becoming

RailAmerica’s Chief Operations Officer. Mr. Lundberg is part of the management team that joined RailAmerica upon its acquisition by Fortress. Mr. Lundberg began his railroad career on the Chicago & North Western Railway in 1973. He held a variety of management positions in labor relations and operations, including Vice President — Labor Relations and Senior Vice President — Transportation, where he was responsible for all transportation, coal and commuter operations, equipment management, service design and customer service. Subsequent to his career at the C&NW, Mr. Lundberg has held senior management positions at SeaLand and Maersk Sealand (container shipping) and Great Lakes Transportation (railroads and shipping). Prior to joining RailAmerica, Mr. Lundberg was General Manager of the Massachusetts Bay Commuter Railroad, the contract operator of commuter operations in the Boston area. Mr. Lundberg holds a Bachelor of Science in Communications degree from Northwestern University, and a Master of Management degree from Northwestern’s Kellogg Graduate School of Management.

Charles M. Patterson appointed to his post in March 2007, joined RailAmerica after a successful run as Director of Sales with CN Railway. Prior to that, he was Vice President and General Manager of Great Lakes Fleet, LLC. Mr. Patterson’s longest tenure was his 16 years with CSX, where he started as an Operations Planning analyst and ended as Director of Sales, Marketing and Customer Service for Minerals. He also served proudly in the US Army from 1977 to 1981, serving as a Commanding Officer and a Logistics Officer among other assignments. Mr. Patterson holds a B.S. from Davidson College and an MBA from the University of Virginia.

Scott Williams has served as RailAmerica’s Senior Vice President and General Counsel since 2002. Mr. Williams’ responsibilities included corporate governance and SEC, NYSE and Sarbanes Oxley compliance while RailAmerica was a public company through 2007. Mr. Williams continues as part of the management team that joined RailAmerica upon its acquisition by private equity funds managed by affiliates of Fortress Investment Group. Prior to joining RailAmerica, Mr. Williams practiced law as an equity partner with the 150+ attorney firm of Shutts & Bowen, LLP, developing an extensive background in commercial office, shopping center and industrial park development, land development, construction and permanent loan financing, and zoning and utilities practice. While at Shutts & Bowen, Mr. Williams represented the predecessors to RailAmerica in their early short line acquisitions, including the 1986 acquisition of Huron & Eastern Railway, and continued to represent RailAmerica in a series of asset and stock acquisitions and financings in the decade that followed. Mr. Williams has a combined 23 years of experience in working in, or representing clients in, the railroad industry. Mr. Williams received his B.A. from Yale University in 1976 and his J.D. from Vanderbilt University in 1980. He served for four years as a member of the State of Florida Commission on Ethics, and was elected and served as its Chairman in 1990 and 1991.

David Novak joined RailAmerica in February 2008, with operations and administrative responsibilities. Mr. Novak began his business career in the operations department of the Elgin, Joliet & Eastern Railway Company, or EJ&E, a railroad subsidiary of United States Steel Corporation, or USS. Subsequently, Mr. Novak moved to CSX Transportation where he became general superintendent and a managing director in the sales-and-marketing department and a managing director in the finance department. In 2001, Mr. Novak joined the Great Lakes Transportation LLC, or GLT, management team, as a vice president with both operations and administrative responsibilities. After Canadian National Railway Co.’s, or CN’s, 2004 acquisition of GLT’s carrier subsidiaries, Mr. Novak remained with CN to integrate GLT’s operations into CN and to shutdown GLT’s Monroeville headquarters. In December 2004, Mr. Novak authored Project Solomon, an ambitious strategy that envisioned dividing EJ&E between CN and USS, thereby solving structural problems relating to CN’s Chicago-area operations. Mr. Novak led the EJ&E project from CN’s U.S. headquarters near Chicago and came to RailAmerica shortly after the EJ&E acquisition was announced. Mr. Novak holds Bachelor’s and Master’s degrees in business from Indiana University and has attended the University of Chicago, Syracuse University, and the Wharton School of the University of Pennsylvania.

Board of Directors

Our amended and restated bylaws provide that our board shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors consists of five directors. We expect to appoint two additional directors to our board, at least one of which will be “independent” as defined under the rules of the NYSE. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I,

Class II and Class III directors will expire in 2010, 2011 and 2012, respectively. Mr. Montgomery serves as a Class I director, Messrs. Adams and Goodwin will each serve as a Class II director and Messrs. Edens and Schmiege each serve as a Class III director. All officers serve at the discretion of the board of directors. Under our Stockholders Agreement, which we and the Initial Stockholder executed on October 12, 2009 we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIG LLC that otherwise meet our reasonable standards for board nominations) so that up to a majority (depending upon the level of ownership of the Fortress Stockholders) of the members of our board of directors are individuals designated by FIG LLC. We have five directors, three of whom we believe to be independent as defined under the rules of the NYSE. Our board of directors has determined that Messrs. Goodwin, Montgomery and Schmiege are independent directors.

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement that we entered into with the Initial Stockholder on October 12, 2009 we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIG LLC that otherwise meet our reasonable standards for board nominations) so that up to a majority (depending upon the level of ownership of the Fortress Stockholders) of the members of our board of directors are individuals designated by FIG LLC.

Committees of the Board of Directors

We have established the following committees of our board of directors:

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the committee are Mr. Goodwin (chair), Mr. Montgomery and Mr. Schmiege. All three members have been determined to be “independent” directors as defined under NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each of these directors has been determined to be financially literate by our board, and Mr. Goodwin is our audit committee financial expert.

Nominating, Corporate Governance and Conflicts Committee

The nominating, corporate governance and conflicts committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	established guidelines or rules to cover specific categories of transactions.

The members of the committee are Mr. Montgomery (chair), Mr. Goodwin and Mr. Schmiege. All three members have been determined to be “independent” directors as defined under NYSE rules.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the committee are Mr. Schmiege (chair), Mr. Goodwin and Mr. Montgomery. All three members have been to be determined to be “independent” directors as defined under the NYSE rules, “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

Compensation of Directors

We will pay an annual fee to each independent director equal to $50,000, payable in semi-annual installments. In addition, an annual fee of $10,000 will be paid to each member of the audit committee ($15,000 to the chair) of the board of directors, and an annual fee of $5,000 will be paid to each member of the nominating, corporate governance and conflicts committee and the compensation committee ($10,000 to each chair) of the board of directors. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder-approved plan or the issuance is otherwise exempt from NYSE listing requirements. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Each independent director is eligible to receive awards of our common stock as described in “— 2009 Equity Incentive Plan.”

Messrs. Goodwin, Montgomery and Schmiege have each been granted 20,000 restricted shares of common stock. These restricted shares will become vested in three equal portions on the last day of each of our fiscal years 2010, 2011 and 2012, provided the director is still serving as of the applicable vesting date. The directors holding these restricted shares are entitled to any dividends that become payable on such shares during the restricted period.

Executive Officer Compensation

The discussion and analysis of our compensation program for our Chief Executive Officer (the “CEO”), Chief Financial Officer and the other executive officers named in our Summary Compensation Table (the “named executive officers” or “NEOs”) which follows should be read in conjunction with the tables and text contained elsewhere in this filing.

Note that the compensation paid to our named executive officers for 2008, 2007 and, when applicable, 2006, which is discussed below in the section entitled “Historical Compensation of our Named Executive Officers,” is not necessarily indicative of how we will compensate our named executive officers in the future. Set forth immediately below in the section entitled “Compensation Discussion and Analysis” is a description of how we expect to compensate our named executive officers in the future.

Compensation Discussion and Analysis

Our primary executive compensation goals are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term incentives with enhancing shareholder value. To achieve these goals we intend to implement and maintain compensation plans that:

•	Balance short-term and long-term goals by delivering a substantial portion of total executive officer compensation through restricted share grants;

•	Deliver a mix of fixed and at-risk compensation, including through the use of restricted share grants, the value of which is directly related to the performance of RailAmerica; and

•	Through dividend equivalents on restricted share grants, tie a substantial portion of the overall compensation of executive officers to the dividends we pay to our shareholders.

The compensation committee of our board of directors will evaluate our performance, including the achievement of key investment and capital raising goals, and the individual performance of each named executive officer, with a goal of setting overall compensation at levels that the compensation committee believes are appropriate. Our named executive officers are not in any way directly responsible for determining our CEO’s compensation, although they will regularly provide information to the compensation committee that will be relevant to its evaluation of the CEO’s compensation (for instance, in terms of our performance against established compensation goals and otherwise). By contrast, the CEO will play a more active role in determining the compensation of the other named executive officers, who are his subordinates. He will regularly advise the compensation committee of his own evaluation of their job performance and, from time to time, offer for consideration by the compensation committee his own recommendations for their compensation levels. The compensation committee remains free to disregard those recommendations.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining compensation plans.

Elements Of Compensation

Our executive compensation consists of the elements set forth below. Determinations regarding any one element of compensation will affect determinations regarding each other element of compensation, because the goal of the compensation committee is to set overall compensation at an appropriate level. The compensation committee takes into account in this regard the extent to which different compensation elements are at-risk. Accordingly, for example, the amount of salary paid to a named executive officer is considered by the compensation committee in determining the amount of any cash bonus or restricted stock award, but we do not expect the relationship among the elements to be formulaic because of the need to balance the likelihood that the at-risk components of the compensation will actually be paid at any particular level.

Base Salary.  Base salaries for our named executive officers are established based upon the scope of their responsibilities, taking into account the compensation levels from their recent prior employment. Base salaries are reviewed annually and adjusted from time to time in view of each named executive officer’s individual responsibilities, individual and company performance, and experience. The compensation committee intends to conduct annual salary reviews in December of each year. The current base salaries for our named executive officers are as follows:

•	John Giles, $300,000

•	Clyde Preslar, $250,000

•	Paul Lundberg, $236,000

•	Charles Patterson, $236,000

•	David Rohal, $200,000

•	Scott Williams, $243,763

These base salaries are intended to complement the at-risk components of our compensation program by assuring that our named executive officers will receive an appropriate level of compensation.

Discretionary Cash Bonuses.  The compensation committee has the authority to award annual bonuses to our named executive officers. The annual incentive bonuses are intended to compensate our named executive officers for our overall financial performance and for achieving important milestones as well as for individual performance. Bonus levels will vary depending on the individual executive and generally will include such factors as our overall financial performance, quality and amount of new investments, enhancing our dividend paying capability and improving our operations. Short-term cash incentives are designed to advance the interests of the Company by providing incentives in the form of periodic bonus awards to certain key employees who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The bonuses ordinarily will be determined in December and paid in a single installment in the first quarter of the year following determination.

Equity Incentives.  In addition to short-term bonus awards, the compensation committee has the authority to award restricted share and other equity grants to our executive officers. These awards will be made only to certain executives, taking into account exceptional individual and corporate performance, to provide additional retention benefits and performance incentives through additional share ownership. Additional information regarding potential future equity grants is set forth below in the section entitled “2009 Equity Incentive Plan.”

Severance Benefits.  We have entered into employment agreements and restricted share grant agreements with our named executive officers that provide severance benefits to such officers in the circumstances described in greater detail below in the section entitled “Management Shareholder, Employment and Other Agreements.” We believe that these severance and change in control benefits are essential elements of our executive compensation and assist us in recruiting and retaining talented executives.

Other Compensation.  All of our executive officers will continue to be eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our executive officers. Certain of our named executive officers will also continue to be eligible for reimbursements for relocation expenses, legal costs associated with negotiating employment agreements, tax advisory services and/or commuting expenses. We do not view perquisites as a significant element of our comprehensive compensation structure.

Management Shareholder, Employment and Other Agreements

We have entered into employment agreements with each of our named executive officers, effective as of September 28, 2009 with an initial two-year term. Following the completion of the initial term, each agreement will automatically be renewed for additional one-year periods unless either party provides at least 60 days’ notice of non-renewal.

Each employment agreement provides for payment of a specified base salary (current base salaries for our named executive officers are set forth above in the section entitled “Management — Executive Officer Compensation — Compensation Discussion and Analysis”). In addition, each agreement provides for payment of a discretionary annual bonus, based on performance targets established each year by the Company. Each agreement also entitles the officer to receive employee benefits on a basis no less favorable than other senior management employees of the Company.

Each employment agreement provides that upon termination of the officer’s employment either by the Company without “cause” or by the officer for “good reason” (each as defined in the applicable employment agreement and which, in the case of “good reason,” includes the Company electing not to renew the officer’s employment agreement), the officer will be entitled to receive severance payments equal to a total of (a) two times the officer’s base salary and (b) the officer’s target annual bonus (or, if higher, the officer’s actual bonus for the year prior to termination) pro-rated to reflect the portion of the year the officer was employed by us. Receipt of this severance will be conditioned on the officer providing a general release of claims in favor of the Company. In addition, each agreement provides that if any payment or benefit received by the officer in connection with a “change in control” of the Company, whether received pursuant to the employment agreement or otherwise, would become subject to the excise tax imposed by Section 280G of the Internal Revenue Code, then such payment or benefit will be reduced to the extent necessary to avoid the excise tax.

Each employment agreement provides that the officer will not compete with us or solicit our employees or customers for twelve months following the termination of the officer’s employment for any reason.

Existing Equity Arrangements

Each of our named executive officers has been granted restricted shares of Company common stock under the terms of the Management Shareholder Award Agreements previously entered into between the Company and the named executive officer as amended in connection with our initial public offering. The restricted shares granted pursuant to the Management Shareholder Award Agreements vest on the first five anniversaries of the date of grant in accordance with the following schedule (provided that the officer is employed by the Company on the vesting date): 10%, 15%, 25%, 25%, 25%.

In addition, historically, 50% of the Company’s annual discretionary bonuses (including the bonuses payable to our named executive officers) have been paid in restricted shares of Company common stock (the “bonus shares”). These shares vest in equal installments on the first three anniversaries of the date of grant, provided that the officer is employed by the Company on the vesting date.

Except as described below, if the employment of any of our named executive officers is terminated without cause or for good reason (as described above in the section entitled “Management Shareholder, Employment and Other Agreements”) or as a result of the officer’s death or disability, subject to the named executive officer executing a general release of claims in favor of the Company, the tranche of restricted shares next scheduled to vest (but in no event less than 25% of the total share grant) will vest and the remaining unvested restricted shares will be forfeited; provided, however, that if the employment of any of our named executive officers is terminated without cause or for good reason or the officer retires after having achieved at least sixty years of age and more than sixty months of employment with us or certain specified employers, all bonus shares will vest. If the employment of any of our named executive officers is terminated without cause or for good reason within one year following a change in control, all unvested restricted shares will vest. On any other termination of employment, all unvested restricted shares will be forfeited.

The aggregate number of restricted shares held by each of our named executive officers as of December 31, 2008 is set forth in the table entitled “Outstanding Equity Awards At 2008 Year End.”

2009 Equity Incentive Plan

We have adopted an equity incentive plan for our employees, the RailAmerica, Inc. 2009 Omnibus Stock Incentive Plan, or the “Plan.” The purposes of the Plan are to provide additional incentives to selected employees, directors and independent contractors of, and consultants to, the Company or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Plan provides for the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and share-based awards.

While we intend to issue restricted shares and other share-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants. Our board of directors (or the compensation committee of the board of directors, after it has been appointed) will determine the specific criteria for future equity grants under the Plan. The following description summarizes the expected features of the Plan.

Summary of Plan Terms

A total of 4,500,000 shares of common stock has been reserved and is available for issuance under the Plan, subject to annual increases of 125,000 shares of common stock per year, beginning in 2010 through and including 2019.

The Plan is currently administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the “plan administrator”). The plan administrator will interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan.

The Plan permits the plan administrator to select the directors, employees and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares of common stock subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards.

We may issue share options under the Plan. All share options granted under the Plan are intended to be non-qualified share options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. The option exercise price of all share options granted under the Plan is determined by the plan administrator, but in no event shall the exercise price be less than 100% of the fair market value of the common stock on the date of grant. The term of all share options granted under the Plan is determined by the plan administrator, but may not exceed ten years. Each share option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable share option agreement.

Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, retirement, disability or death, such optionee’s share options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and will then expire. Unless the applicable share option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to retirement, disability or death, such optionee’s share options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. Share options that were not exercisable on the date of termination of employment for any reason other than for cause will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding share options (whether or not vested) will expire at the commencement of business on the date of such termination of employment.

Share appreciation rights, or “SARs,” may be granted under the Plan, either alone or in conjunction with all or part of any option granted under the Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator on the date of grant (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related share option. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator on or after the date of grant, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to the terms and conditions applicable to the related option.

Restricted shares, deferred shares and performance shares and other stock-based awards may be granted under the Plan. The plan administrator will determine the purchase price, the vesting schedule and performance objectives, if any, with respect to the grant of restricted shares, deferred shares and performance shares and other stock-based awards. Participants with restricted shares and performance shares generally have all of the rights of a shareholder, including dividend equivalent rights. Participants with deferred shares have the rights of a shareholder upon the future settlement of the shares; provided, that, during the restricted period, deferred shares may be credited with dividend equivalent rights, if the award agreement so provides. If the performance goals, service requirements, and other restrictions are not satisfied, the restricted shares, deferred shares, performance shares and/or other stock-based awards are subject to forfeiture or the Company’s right of repurchase of such shares. Subject to the provisions of the Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, without limitation, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

In the event of a merger, consolidation, reorganization, recapitalization, share dividend or other change in corporate structure affecting the shares of common stock, an equitable substitution or proportionate adjustment shall be made, as may be determined by the plan administrator, in (i) the aggregate number of shares of common stock reserved for issuance under the Plan, (ii) the maximum number of shares of common stock that may be subject to awards granted to any participant in any calendar year, (iii) the kind, number and exercise price subject to outstanding share options and SARs granted under the Plan, and (iv) the kind, number and purchase price of shares of common stock subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the Plan. In addition, the plan administrator, in its discretion, may terminate all awards in exchange for the payment of cash or in-kind consideration. However, no adjustment or payment may cause any award under the Plan that is or becomes subject to Section 409A of the Internal Revenue Code to fail to comply with the requirements of that section.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control occurs and a participant’s employment is terminated without cause on or after the effective date of the change in control, but prior to 12 months following the effective date of the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. Under the Plan, the term “change in control” generally means: (i) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becomes the beneficial owner of securities of the Company representing 50% or more of the Company’s then outstanding voting power; (ii) the consummation of a merger of the Company or any subsidiary of the Company with any other corporation, other than a merger immediately following which the board of directors of the Company immediately prior to the merger constitute at least a majority of the directors of the company surviving or continuing after the merger or, if the surviving company is a subsidiary, the ultimate parent; (iii) a change in the majority of the membership of the board of directors without approval of two-thirds of the directors who constituted the board of directors at the time of completion of our initial public offering, or whose election was previously so approved; or (iv) the Company’s shareholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition of all or substantially all of the Company’s assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by the Company’s shareholders following the transaction in substantially the same proportions as their ownership of the Company immediately prior to the transaction or (b) a sale or disposition of such assets immediately following which the board of directors of the Company immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof.

The Plan provides our board of directors with authority to amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Unless the board of directors determines otherwise, shareholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on the tenth anniversary of the effective date of the Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We have filed with the SEC a registration statement on Form S-8 covering the shares issuable under the Plan.

Federal Income Tax Consequences of Plan Awards

The following is a summary of certain federal income tax consequences of awards under the Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change. It is suggested that a participant consult his or her tax and/or financial advisor for tax advice before exercising an option or stock appreciation right and before disposing of any shares acquired upon that exercise or pursuant to any other award under the Plan.

Share Options.  Participants generally will not be taxed upon the grant of a share option. Rather, at the time the share option is exercised, the participant will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares of common stock purchased over the option exercise price. The Company will generally be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Share Appreciation Rights.  In the case of share appreciation rights, a participant generally will not be taxed upon the grant of such rights or vesting of such rights. Rather, at the time of exercise of the share appreciation right, a participant will generally recognize ordinary income for federal income tax purposes in an amount equal to the value of the shares of common stock and cash received at the time of such receipt. The Company will generally be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Restricted Shares and Performance Awards.  A participant generally will not be subject to tax upon the grant of a restricted share or performance award, but rather will recognize ordinary income in an amount equal to the fair market value of the common stock at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Internal Revenue Code). A holder may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a deduction at the time and in the amount that the holder recognizes ordinary income. A participant’s tax basis in the shares of common stock will be equal to the fair market value of the shares at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the common stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income).

Deferred Shares.  In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Historical Compensation of our Named Executive Officers

Set forth below is information concerning the cash and non-cash compensation earned by, awarded to or paid by us during 2008, 2007, and, where applicable, 2006 respectively, to our named executive officers. Our named executive officers are our Chief Executive Officer, Chief Financial Officer and the other four most highly compensated executive officers of the Company who were serving as executive officers as of the end of 2008.

During 2006, 2007 and 2008, our named executive officers received cash salary and bonus and restricted stock grants, all as set forth below. They did not participate in or have account balances under any pension or nonqualified deferred compensation plans. The potential payments to be made to a named executive officer upon a termination of employment or change in control of the Company are described in the section of this prospectus entitled “Termination, Severance and Change of Control Arrangements.”

The amount and form of compensation reported below does not necessarily reflect the compensation that our named executive officers will receive in the future because compensation levels will be determined based on compensation policies, programs and procedures not yet established by the compensation committee of our board of directors. Accordingly, the compensation of our named executive officers could be more or less than that reported below.

SUMMARY COMPENSATION TABLE FOR 2008

				Stock	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(6)	Awards ($)(7)	Compensation ($)		Total ($)

John Giles	2008	300,000	483,533	890,717	—		1,674,250
(President and Chief Executive Officer)(1)	2007	258,333	450,000	500,000	—		1,208,333
Clyde Preslar	2008	164,773	156,532	39,835	131,107	(8)	492,247
(Senior Vice President and Chief Financial Officer)(2)	2007	—	—	—	—		—
Paul Lundberg	2008	200,000	250,000	71,984	34,551	(9)	556,535
(Senior Vice President and Chief Operations Officer)(3)	2007	168,518	187,500	30,000	—		386,018
Charles Patterson,	2008	200,000	250,000	71,984	39,519	(10)	561,503
(Senior Vice President and Chief Commercial Officer)(4)	2007	166,666	187,500	30,000	—		384,166
David Rohal,	2008	200,000	250,000	71,984	11,626	(11)	553,610
(Senior Vice President, Strategic Relations)(5)	2007	166,666	187,500	30,000	—		384,166
Scott Williams,	2008	243,762	237,152	91,984	716,281	(12)	1,289,179
(Senior Vice President, General	2007	243,762	187,500	102,068	—		535,330
Counsel & Secretary)	2006	236,663	94,097	31,458	—		362,218

(1)	Mr. Giles commenced employment with the Company on February 21, 2007.

(2)	Mr. Preslar commenced employment with the Company on May 5, 2008.

(3)	Mr. Lundberg commenced employment with the Company on February 27, 2007.

(4)	Mr. Patterson commenced employment with the Company on March 1, 2007.

(5)	Mr. Rohal commenced employment with the Company on March 1, 2007.

(6)	Represents annual cash bonuses paid to the executives in respect of services performed for the applicable year.

(7)	Represents the total cost recognized for financial accounting purposes in the Company’s financial statements pursuant to SFAS 123R.

(8)	All Other Compensation for Mr. Preslar consists of reimbursement of $115,094 for costs associated with Mr. Preslar’s relocation from Tampa, Florida to Jacksonville, Florida, (including $39,755 associated with a tax “gross up”) travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(9)	All Other Compensation for Mr. Lundberg consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(10)	All Other Compensation for Mr. Patterson consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(11)	All Other Compensation for Mr. Rohal consists of travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

(12)	All Other Compensation for Mr. Williams consists of a retention bonus of $700,000 paid to Mr. Williams in 2008 (payable in cash and our common stock), in connection with the Company’s acquisition by Fortress and Mr. Williams’ waiver of rights under a change in control agreement, travel related expenses incurred traveling from executive’s personal residence and Company’s headquarters, Company contributions to our 401(k) plan, and life insurance premiums paid on behalf of the executive.

2008 GRANTS OF PLAN-BASED AWARDS TABLE

The following table summarizes grants of plan-based awards made in 2008 to each of our named executive officers.

		All Other
		Stock Awards:		Grant Date Fair
		Number of Shares		Market Value of Stock
		of Stock or Units		Awards
Name	Grant Date	(#)(1)		($)

John Giles	7/15/08	11,565	(2)	174,503
Clyde Preslar	5/05/08	39,600	(3)	597,520
Paul Lundberg	7/15/08	4,824	(2)	72,789
Charles Patterson	7/15/08	4,824	(2)	72,789
David Rohal	7/15/08	4,824	(2)	72,789
Scott Williams	7/15/08	4,824	(2)	72,789
Scott Williams	1/2/08	27,000	(4)	300,000
Scott Williams	1/2/08	36,000	(3)	400,000

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	Represents Bonus Restricted Shares which were granted under the Omnibus Stock Incentive Plan as in effect prior to our initial public offering, vesting in equal installments on each of the first three anniversaries of the date of grant.

(3)	Represents restricted shares which were granted pursuant to Management Shareholder Agreements dated May 1, 2008 and January 2, 2008, respectively. These restricted shares vest on each of the first five anniversaries of the applicable grant date, as follows: 10%, 15%, 25%, 25% and 25%.

(4)	Represents common shares which were granted pursuant to a Management Shareholder Agreement dated January 2, 2008. As described in footnote 12 to the Summary Compensation Table, these shares constitute a portion of the retention bonus paid to Mr. Williams in 2008 in connection with the Company’s acquisition by Fortress.

OUTSTANDING EQUITY AWARDS AT 2008 YEAR END

The following table summarizes the number of securities underlying outstanding equity awards at the end of 2008 for each of our named executive officers.

	Stock Awards
	Number of Shares or		Market Value of Shares or
	Units of Stock That		Units of Stock
	Have Not Vested		That Have Not Vested
Name	(#)(1)		($)(2)

John Giles	486,000	(3)	7,516,800
	11,565	(4)	178,872
Clyde Preslar	39,600	(5)	612,480
Paul Lundberg	32,400	(6)	501,120
	4,824	(4)	74,611
Charles Patterson	32,400	(7)	501,120
	4,824	(4)	74,611
David Rohal	32,400	(7)	501,120
	4,824	(4)	74,611
Scott Williams	32,400	(8)	501,120
	4,824	(4)	74,611

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	The amounts in this column reflect the market value based on the valuation of the Company’s common stock effective as of December 31, 2008.

(3)	Represents restricted shares which vest in annual installments as follows: 15% on February 20, 2009, 25% on February 20, 2010, 25% on February 20, 2011 and 25% on February 20, 2012.

(4)	Represents restricted shares which vest in equal annual installments on April 1, 2009, April 1, 2010 and April 1, 2011.

(5)	Represents restricted shares which vest in annual installments as follows: 10% on May 1, 2009, 15% on May 1, 2010, 25% on May 1, 2011, 25% on May 1, 2012 and 25% on May 1, 2013.

(6)	Represents restricted shares which vest in annual installments as follows: 15% on April 1, 2009, 25% on April 1, 2010, 25% on April 1, 2011 and 25% on April 1, 2012.

(7)	Represents restricted shares which vest in annual installments as follows: 15% on March 21, 2009, 25% on March 21, 2010, 25% on March 21, 2011 and 25% on March 21, 2012.

(8)	Represents restricted shares which vest in annual installments as follows: 15% on June 1, 2009, 25% on June 1, 2010, 25% on June 1, 2011 and 25% on June 1, 2012.

2008 OPTION EXERCISES AND STOCK VESTED

The following table summarizes the shares vested during 2008 for each of our named executive officers.

	Stock Vested
	Number of Shares
	Acquired	Value Realized
	on Vesting	on Vesting
	(#)(1)	($)(2)

John Giles	54,000	656,400
Clyde Preslar	—	—
Paul Lundberg	3,600	46,680
Charles Patterson	3,600	46,680
David Rohal	3,600	46,680
Scott Williams	3,600	54,320

(1)	The numbers in this column give effect to the 90-for-1 stock split of our common stock, which occurred on September 22, 2009.

(2)	The amounts in this column reflect the market value of the Company’s common stock as of the latest quarterly valuation effective during the time period of the vesting.

Termination, Severance and Change of Control Arrangements

The table below shows the potential severance payments for each of our named executive officers. All payments are contingent on the executive’s termination of employment and/or the identified triggering events and represent payments that the officer would have received had the officer’s employment been terminated on December 31, 2008 assuming that the employment agreements and equity arrangements described in the sections entitled “Management Shareholder, Employment and Other Agreements” and “Existing Equity Arrangements” had been in effect on December 31, 2008 on the terms and conditions described in those sections. The amounts set forth in the table below may be reduced by the Section 280G cap on compensation, as described above in the section entitled “Management Shareholder, Employment and Other Agreements.” In addition to what is set forth in those agreements, our named executive officers are covered under a group life insurance policy with a benefit equal to one-times base salary, to a maximum of $250,000 and a group disability policy that provides a payment of 60% of regular monthly earnings, to a maximum of $9,000 per month.

For purposes of each of the employment agreements with our named executive officers, an officer is considered to have retired if the officer voluntarily terminates employment after having achieved at least sixty years of age and more than sixty months of employment with us or certain specified affiliates. None of our named executive officers were retirement eligible as of December 31, 2008.

Mr. John Giles

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$600,000	$600,000	—	—	—	—
Bonus	$450,000	$450,000	—	—	—	—
Accelerated Vesting of Restricted Stock	$2,058,072	$7,695,672	$1,938,777	$1,938,777	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$3,108,072	$8,745,672	$2,188,777	$1,938,777	—	—

Mr. Clyde Preslar

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$500,000	$500,000	—	—	—	—
Bonus(1)	$156,532	$156,532	—	—	—	—
Accelerated Vesting of Restricted Stock	$153,120	$612,480	$153,120	$153,120	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$809,652	$1,269,012	$403,120	$153,120	—	—

(1)	Amount represents the actual bonus paid to Mr. Preslar for 2008, the first year in which he was employed by the Company.

Mr. Paul Lundberg, Mr. Charles Patterson and Mr. David Rohal

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$400,000	$400,000	—	—	—	—
Bonus	$187,500	$187,500	—	—	—	—
Accelerated Vesting of Restricted Stock	$199,891	$575,731	$150,058	$150,058	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$787,391	$1,163,231	$400,058	$150,058	—	—

Mr. Scott Williams

		Not for
		Cause or Good
		Reason
		Termination
	Not for Cause	Within
	or Good	12 Months Following a
	Reason	Change in
	Termination	Control	Death	Disability	Retirement	Resignation

Salary	$487,524	$487,524	—	—	—	—
Bonus	$187,500	$187,500	—	—	—	—
Accelerated Vesting of Restricted Stock	$199,891	$575,731	$150,058	$150,058	—	—
Life Insurance Proceeds	—	—	$250,000	—	—	—
Disability Policy Benefits	—	—	—	—	—	—

Total:	$874,915	$1,250,755	$400,058	$150,058	—	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the total number of shares of common stock beneficially owned, and the percent so owned, as adjusted to reflect the 90-for-1 stock split of our common stock that occurred on September 22, 2009, and our initial public offering, which was completed on October 16, 2009.

The percentage of beneficial ownership of our common stock is based on 54,346,930 shares of common stock issued and outstanding as of October 16, 2009.

	Number of Shares
	Beneficially Owned(1)
	Number of
Name of Beneficial Owner(1)	Shares(3)	Percent(4)

Executive Officers and Directors(2)
Wesley R. Edens(5)	30,350,000 (6)	55.8%
Joseph P. Adams, Jr.	0	*
Paul R. Goodwin	20,000	*
Vincent T. Montgomery	20,000	*
Robert Schmiege	20,000	*
John Giles	734,733	1.4%
Clyde Preslar	60,003	*
David Rohal	64,566	*
Paul Lundberg	62,631	*
Charles Patterson	64,566	*
Scott Williams	82,899	*
All directors and executive officers as a group (12 persons)	31,526,882	58.0%
5% stockholders
RR Acquisition Holding LLC(5)	30,350,000	55.8%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except in cases where community property laws apply we believe that each stockholder possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The beneficial owners listed in this table do not, individually or as a group, have the right to acquire beneficial ownership over any other shares of our common stock.

(2)	The address of each officer or director listed in this table is: c/o RailAmerica, Inc., 7411 Fullerton Street, Suite 300, Jacksonville, Florida 32256.

(3)	Consists of common stock held, including restricted shares, shares underlying stock options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(4)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire common stock and no exercise of options or warrants by any other person.

(5)	RR Acquisition Holding LLC is wholly-owned by Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV Funds”). FIG LLC is the investment manager of each of the Fund IV Funds. Fortress Operating Entity I LP

(“FOE I”) is the 100% owner of FIG LLC. FIG Corp. is the general partner of FOE I. FIG Corp. is a wholly-owned subsidiary of Fortress Investment Group LLC. As of June 30, 2009, Wesley R. Edens, the Chairman of our board of directors, owns approximately 16% of Fortress Investment Group LLC. By virtue of his ownership interest in Fortress Investment Group LLC and certain of its affiliates, Mr. Edens, may be deemed to beneficially own the shares listed as beneficially owned by RR Acquisition Holding LLC. Mr. Edens disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of all entities listed above is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. RR Acquisition Holding LLC is not a broker-dealer or an affiliate of a broker-dealer.

(6)	Includes all shares presented in this table that are held by the Initial Stockholder.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors, 5% or greater stockholders and any of their immediate family members since January 1, 2006. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Our Formation/Original Capital Investment

We were incorporated in Delaware on March 31, 1992 as a holding company for two pre-existing railroad companies. Wesley R. Edens, Chairman of our board of directors, is the Co-Chairman of the board of directors of Fortress Investment Group LLC, and Joseph P. Adams, Jr., Deputy Chairman of our board of directors, is a Managing Director of Fortress Investment Group LLC.

Stockholders Agreement

General

We have entered into a stockholders agreement, or the Stockholders Agreement, with RR Acquisition Holding LLC, which we refer to as the Initial Stockholder.

As discussed further below, the Stockholders Agreement provides certain rights to the Initial Stockholder with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities owned by the Initial Stockholder, certain other affiliates of Fortress and permitted transferees (“Fortress Stockholders”).

Our Stockholders Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our amended and restated certificate of incorporation or amended and restated bylaws in effect as of the date of the Stockholders Agreement that would add restrictions to the transferability of our shares by the Initial Stockholder or its permitted transferees which are beyond those provided for in our amended and restated certificate of incorporation, amended and restated bylaws, the Stockholders Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders Agreement of the Initial Stockholder or its permitted transferees unless such amendment is approved by such the Initial Stockholder.

Designation and Election of Directors

Our Stockholders Agreement provides that, for so long as the Stockholders Agreement is in effect, we and the Fortress Stockholders shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors of the Company held of record or beneficially owned by the Fortress Stockholders, and, with respect to the Company, including in the slate of nominees recommended by the board those individuals designated by FIG LLC) so as to elect to the board, and to cause to continue in office, not more than seven (7) directors (or such other number as FIG LLC may agree in writing), of whom, at any given time:

•	at least a majority of such directors shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own at least 40% of the voting power of the Company;

•	at least three directors (four if the board consists of more than seven directors) shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own less than 40% but at least 20% of the voting power of the Company;

•	at least two directors shall be individuals designated by FIG LLC, for so long as the Fortress Stockholders beneficially own less than 20% but at least 10% of the voting power of the Company; and

•	at least one director shall be an individual designated by FIG LLC, for so long as the Fortress Stockholders has beneficially own less than 10% but at least 5% of the voting power of the Company.

In accordance with the Stockholders Agreement, FIG LLC has designated Paul R. Goodwin, Vincent T. Montgomery and Robert Schmiege for election to our board of directors.

Registration Rights

Demand Rights.  Under our Stockholders Agreement, the Fortress Stockholders have, for so long as the Fortress Stockholders beneficially own an amount of our common stock equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of our initial public offering (a “Registrable Amount”), “demand” registration rights that allow the Fortress Stockholders, at any time after 180 days following the consummation of our initial public offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Fortress Stockholders are entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We are also not required to effect any demand registration within three months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We are not obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights.  For so long as the Fortress Stockholders beneficially own an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of our initial public offering, such Fortress Stockholders also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of the Fortress Stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.  Under our Stockholders Agreement, we have granted to the Initial Stockholder or any of its respective permitted transferees, for so long as it beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Initial Stockholder may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses.  Under our Stockholders Agreement, we have agreed to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses incidental to our performance under the Stockholders Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement.

Lease Agreements

During 2008, the Company entered into four operating lease agreements with Florida East Coast Railway LLC, or FECR, an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC. Three of these agreements relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the year ended December 31, 2008, on a net basis the Company paid FECR an aggregate amount of $0.1 million, and at December 31, 2008, FECR had a net payable to the Company of $0.1 million. The fourth agreement relates to the sub-leasing of office space by FECR to the Company. During 2008, FECR billed the Company $0.2 million under the sub-lease agreement, of which $0.1 million was payable to FECR at December 31, 2008. During 2009, the Company entered into an additional operating lease agreement with FECR relating to the leasing of locomotives between the companies for ordinary business operations.

Management and Reciprocal Administrative Services Agreements

We expect to enter into agreements with FECR and its affiliates which will provide for services to be provided from time to time by certain of our senior executives and other employees and for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal. The agreements are expected to be generally consistent with arms-length arrangements with third parties providing similar services. The net amount of payments to be received by us under these agreements is expected to be less than $1 million in the aggregate on an annual basis.

Related Party Transaction Review Process

Pursuant to our written policies and procedures with respect to transactions with persons related to us (referred to as “Related Party Transactions”), a Related Party Transaction may only be taken by us if the following steps are taken:

•	Prior to entering into a Related Party Transaction, the party wishing to enter into the proposed transaction must provide notice to our legal department of the facts and circumstances of the proposed transaction.

•	Our legal department will assess whether the proposed transaction is a Related Party Transaction.

•	If our legal department determines that the proposed transaction is a Related Party Transaction and unless such Related Party Transaction is required to be approved by our board of directors under our Indenture or any other agreement we may enter into from time to time, the proposed transaction will be submitted to our Nominating, Corporate Governance and Conflicts Committee for consideration at its next meeting or, in those instances in which our legal department, in consultation with our Chief Financial Officer, determines that it is not practicable or desirable to wait until the next meeting, to the Chair of the Nominating, Corporate Governance and Conflicts Committee.

•	The Nominating, Corporate Governance and Conflicts Committee, or where submitted to the chairperson of that committee, the chairperson, shall consider all of the relevant facts and circumstances available, including (if applicable): the benefits to us; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. Only those Related Party Transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, may be approved.

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Revolver

Overview

On June 23, 2009, we and RailAmerica Transportation Corp., our wholly-owned subsidiary, entered into a new senior secured asset-based revolving credit facility, or ABL Facility, with Citicorp North America, Inc., as administrative agent, and Citigroup Global Markets Inc., as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the ABL Facility.

The ABL Facility provides for revolving credit financing of up to $40.0 million, subject to borrowing base availability, with a maturity of four years. The borrowing base at any time equals the product of 85% multiplied by the net amount of eligible accounts receivable, minus reserves deemed necessary by the administrative agent. The ABL Facility also provides that we may request increases to the $40.0 million commitments by up to a maximum aggregate amount of $20.0 million, provided that, among other conditions, no default or event of default exists.

The ABL Facility includes borrowing capacity of up to $10.0 million for letters of credit and of up to $10.0 million for swingline loans. All borrowings under the ABL Facility (including the issuance of letters of credit and swingline borrowings) are subject to the satisfaction of customary conditions, including absence of a default under the ABL Facility and accuracy of representations and warranties.

Interest rate and fees

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the greater of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% and (3) 3.50% or (b) a LIBOR rate determined by reference to the greater of (1) the costs of funds for U.S. dollar deposits in the London interbank market for the interest period relevant to such borrowing and (2) 2.50%, in each case plus an applicable margin. The applicable margin with respect to (a) base rate borrowings will be 3.00% and (b) LIBOR borrowings will be 4.00%. In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the ABL Facility (increasing when utilization is low and decreasing when utilization is high). We must also pay customary letter of credit fees equal to 4.00% of the maximum face amount of such letter of credit, a fronting fee for each letter of credit equal to 0.25% of the maximum face amount of such letter of credit and customary agency fees.

Guarantees and security

All obligations under the ABL Facility are unconditionally guaranteed jointly and severally on a senior basis by all of our existing and subsequently acquired or organized direct or indirect U.S. restricted subsidiaries, subject to certain exceptions. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by a first-priority security interest in all accounts receivable, deposit accounts, securities accounts, cash (other than certain cash proceeds of the senior secured notes collateral), related general intangibles and instruments relating to the foregoing and the proceeds of the foregoing, or the ABL Collateral. Obligations under the ABL Facility are not secured by the collateral securing notes.

Covenants, Representations and Warranties and Events of Default

The ABL Facility includes customary affirmative and negative covenants, including, among other things, restrictions on (i) the incurrence of indebtedness and liens, (ii) investments and loans, (iii) dividends and other payments with respect to capital stock, (iv) redemption and repurchase of capital stock, (v) mergers, acquisitions and asset sales, (vi) payments and modifications of other debt (including the notes), (vii) affiliate transactions, (viii) altering our business, (ix) engaging in sale-leaseback transactions and (x) entering into agreements that restrict our ability to create liens or repay loans or issue capital stock. In addition, if availability under the ABL Facility is below $15.0 million, we will be subject to a minimum fixed charge coverage ratio of 1.1 to 1.0.

The ABL Facility contains certain customary representations and warranties and events of default, including, among other things, (i) payment defaults, (ii) breach of representations and warranties, (iii) covenant defaults, (iv) cross-defaults to certain indebtedness, (v) certain events of bankruptcy, (vi) certain events under ERISA, (vii) material judgments, (viii) actual or asserted failure of any guaranty or security document supporting the ABL Facility to be in full force and effect, and (ix) change of control.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “Company” refers to RailAmerica, Inc. and not to any of its subsidiaries and the word “Guarantor” refers to each of the Company’s direct and indirect wholly owned Domestic Subsidiaries existing on the Issue Date, subject to certain exceptions, so long as it guarantees the notes.

The Company will issue the new notes under the Indenture, dated as of June 23, 2009, among the Company, the Guarantors as of the Issue Date and U.S. Bank National Association, as Trustee (the “Trustee”) and as collateral agent (the “Notes Collateral Agent”). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act,” or “TIA”). This is the same Indenture under which the old notes were issued. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

The following is a summary of the material terms and provisions of the notes, Indenture, Security Documents and Intercreditor Agreement. The following summary does not purport to be a complete description of the new notes or such agreements and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture, Security Documents and Intercreditor Agreement. The terms of the notes include those stated in the Indenture as well as those made part of the Indenture by reference to the Trust Indenture Act. We urge you to read the Indenture, Security Documents and Intercreditor Agreement because they, and not this description, define your rights as holders of the new notes.

Brief Description of the Notes and the Note Guarantees

The notes will be:

•	general senior obligations of the Company;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Company;

•	secured on a first-priority lien basis by the Notes Collateral, subject to certain liens permitted under the Indenture;

•	senior in right of payment to any Subordinated Indebtedness of the Company;

•	effectively senior to the Credit Agreement to the extent of the value of the Notes Collateral;

•	structurally subordinated to all liabilities and preferred stock of Subsidiaries of the Company that are not Guarantors;

•	effectively subordinated to the Company ’s obligations under the Credit Agreement to the extent of the value of the ABL Collateral; and

•	guaranteed on a senior secured basis by each Guarantor.

The Guarantees:

The notes are guaranteed by all Subsidiaries of the Company (other than Unrestricted Subsidiaries and Foreign Subsidiaries).

Each Guarantee will be:

•	a senior obligation of the Guarantor;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Guarantor;

•	secured on a first-priority basis by the Notes Collateral owned by such Guarantor, subject to certain liens permitted under the Indenture;

•	senior in right of payment to any existing or future Subordinated Indebtedness of such Guarantor;

•	effectively senior to the guarantee of the Credit Agreement by such Guarantor to the extent of the value of the Notes Collateral owned by such Guarantor;

•	structurally subordinated to all liabilities and preferred stock of any Subsidiaries of such Guarantor that are not Guarantors; and

•	effectively subordinated to the guarantee of such Guarantor under the Credit Agreement to the extent of the value of the ABL Collateral owned by such Guarantor.

As of the Issue Date, all of the Company’s subsidiaries were “Restricted Subsidiaries.” However, none of the Company’s Foreign Subsidiaries will guarantee the notes. In addition, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Restricted Payments,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Company ’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Company ’s Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

The Company is offering to issue up to $740 million aggregate principal amount of new notes in exchange for a like principal amount of the old notes. The notes will mature on July 1, 2017. The Company may issue additional notes from time to time after this offering under the Indenture (“Additional Notes”). Any offering of Additional Notes is subject to the covenants described below under the caption “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.” The notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, the Security Documents and the Intercreditor Agreement. Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of the Notes” include any Additional Notes that are actually issued. The notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Interest on the notes will accrue at the rate of 9.25% per annum and will be payable semi-annually in arrears on January 1 and July 1, commencing on January 1, 2010, to Holders of record on the immediately preceding December 15 and June 15. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments

Principal of, premium, if any, and interest on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the trustee maintained for such purpose.

Ranking

The Indebtedness evidenced by the notes and the Guarantees will be senior Indebtedness of the Company or the applicable Guarantor, as the case may be, and will rank pari passu in right of payment with all existing and future senior Indebtedness of the Company and the Guarantors, as the case may be. The notes will have first-priority with respect to the Notes Collateral. Any Other Pari Passu Lien Obligations incurred after the Issue Date will share in the Notes Collateral equally and ratably with the notes and Guarantees. The Indebtedness under the Credit Agreement and any other Lenders Debt incurred in the future will have first priority with respect to the ABL Collateral. The Indebtedness evidenced by the notes and the Guarantees will be senior in right of payment to all existing and future Subordinated Indebtedness of the Company and the Guarantors, as the case may be.

All of the operations of the Company are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor, claims of creditors on such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including the Holders of the notes. The notes, therefore, will be structurally subordinated to holders of Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company that are not Guarantors.

Although the Indenture limits the incurrence of Indebtedness by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Although the Indenture contains limitations on the amount of additional Other Pari Passu Lien Obligations and additional priority-secured Indebtedness that the Company and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Other Pari Passu Lien Obligations and priority-secured Indebtedness could be substantial. See “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.”

Note Guarantees

The Company’s obligations under the notes, the Indenture, the Security Documents and the Intercreditor Agreement are jointly and severally guaranteed on a senior secured basis (the “Guarantees”) by each Guarantor. Not all of our Subsidiaries will guarantee the notes. Unrestricted Subsidiaries, Foreign Subsidiaries, and certain domestic subsidiaries that do not have material assets or earnings will not be Guarantors. “Material assets or earnings” means, with respect to all such domestic subsidiaries, that they in the aggregate have $500,000 of total assets as of the end of the latest quarter for which internal financial statements are available or in the aggregate have $500,000 of operating revenue for the latest four quarter period for which internal financial statements are available. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the six months ended June 30, 2009, our non-Guarantor Subsidiaries represented approximately 12.5% of our revenues, 15.5% of our operating earnings and 12.3% of our Adjusted EBITDA. In addition, as of June 30, 2009, our non-Guarantor Subsidiaries held approximately 12.2% of our consolidated assets and had approximately $24.5  million of liabilities (including trade payables), to which the notes and Guarantees would have been structurally subordinated.

As of the Issue Date, all of the Company ’s Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Restricted Payments,” the Company will be permitted to designate some of our Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Guarantee; and

•	the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Company for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

The obligations of each Guarantor under its Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Guarantee will be entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.

Security for the Notes

The notes and the Guarantees will have the benefit of the Notes Collateral as to which the Holders of the notes and holders of any future other Pari Passu Lien Obligations will have a first-priority security interest (subject to Permitted Liens).

The Company and the Guarantors will be able to incur additional Indebtedness in the future which could share in all or part of the Notes Collateral. The amount of all such additional Indebtedness is limited by the covenants disclosed under “Certain Covenants — Liens” and “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of such additional secured Indebtedness could be significant.

Notes Collateral

The Notes Collateral is pledged as collateral to the Notes Collateral Agent for the benefit of the Trustee, the Notes Collateral Agent and the Holders of the notes. The notes and guarantees are secured by first-priority security interests in the Notes Collateral, subject to certain Permitted Liens. The Notes Collateral generally consists of the following assets of the Company and the Guarantors, except to the extent constituting Excluded Assets:

•	all of the other Equity Interests held by the Company, any Guarantor or any Foreign Subsidiary described in clause (ii) of the definition thereof (which, in the case of any equity interest in any Foreign Subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such Foreign Subsidiary);

•	certain owned real properties owned by the Company and the Guarantors and certain leasehold, subleasehold or other interests in real properties, together with all fixtures, easements, rights of way, trackage rights, hereditaments and appurtenances relating thereto and all other improvements, accessions, alterations, replacements and repairs thereto and all leases, rents and other income, issues or profits derived therefrom or relating thereto and fixtures and other improvements located thereon. In addition, the Company will not be obtaining any title searches, title insurance or surveys with respect to any of such properties, nor will mortgages be given if third party consents are required;

•	equipment and inventory;

•	patents, trademarks and copyrights;

•	general intangibles, instruments, books and records and supporting obligations related to the foregoing and proceeds of the foregoing; and

•	substantially all of the other tangible personal property and intangible assets of the Company and the Guarantors, other than the ABL Collateral.

The Intercreditor Agreement provides that other than by virtue of a sale, transfer, conveyance or other disposition of Notes Collateral for which the proceeds thereof have been segregated (including in an Asset Sales Proceeds Account), all proceeds realized from the sale, transfer, conveyance or other disposition of assets constituting Notes Collateral shall lose their characterization as Notes Collateral and as “proceeds” of Notes Collateral upon the receipt of such proceeds by or on behalf of the Company or any Guarantor and application thereof to the obligations under the ABL Credit Agreement; provided that after the occurrence of (i) written notice by the Notes Collateral Agent of an Event of Default under and as defined in the Indenture has been delivered to the ABL Agent, or (ii) an insolvency or liquidation proceeding has been initiated with respect to the Company or any Guarantor, all identifiable proceeds of Notes Collateral received by the Company or any Guarantor thereafter shall constitute Notes Collateral.

Initially, subject to Permitted Liens, only the notes and Guarantees will have the benefit of the first-priority security interest in the Notes Collateral. No other Indebtedness incurred by the Company may share in the first-

priority security interest in the Notes Collateral other than any Additional Notes and certain future Indebtedness constituting Other Pari Passu Lien Obligations.

We do not expect that mortgages on all of our real properties intended to constitute Notes Collateral will be recorded at the time of issuance of the new notes. Any issues that we are not able to resolve in connection with the recordation of such mortgages may impact the value of the Notes Collateral. Recordation of such mortgages after the issue date of the notes increases the risk that the liens granted by those mortgages could be avoided.” Mortgages in the states of Alabama, Virginia and Kansas will not be recorded except that upon the Fixed Charge Coverage Ratio falling below 1.75x, whereafter such mortgages will be recorded within 30 days.

The Equity Interests or intercompany note of a Restricted Subsidiary constitute Notes Collateral only to the extent that such Equity Interests or intercompany note can secure the notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Restricted Subsidiary to be filed with the commission). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, that would require) the filing with the Commission of separate financial statements of any Restricted Subsidiary due to the fact that such Restricted Subsidiary’s Equity Interests or intercompany note secures the notes, then the Equity Interests or intercompany note of such Restricted Subsidiary shall automatically be deemed not to be part of the Notes Collateral. In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the Liens on the Equity Interests or intercompany note that is so deemed to no longer constitute part of the Notes Collateral.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the Commission to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Restricted Subsidiary’s Equity Interests or intercompany note to secure the notes without the filing with the Commission of separate financial statements of such Restricted Subsidiary, then the Equity Interests or intercompany note of such Restricted Subsidiary shall automatically be deemed to be a part of the Notes Collateral. In such event, the Security Documents may be amended or modified, without the consent of any holder of notes, to the extent necessary to subject such Equity Interests or intercompany note to the Liens under the Security Documents.

In accordance with the limitations set forth in the immediately two preceding paragraphs as in effect on the date hereof, the Notes Collateral includes Equity Interests or intercompany notes of any Restricted Subsidiaries only to the extent that the applicable value of such Equity Interests or intercompany note (on a Restricted Subsidiary-by-Restricted Subsidiary basis) is less than 20% of the aggregate principal amount of the notes outstanding. Accordingly, the portion of the Equity Interests or intercompany note of Restricted Subsidiaries constituting Notes Collateral in the future may decrease or increase as described above.

ABL Collateral

The “ABL Collateral” generally consists of all of the following assets of the Company and the Guarantors:

•	all accounts receivable;

•	all deposit accounts and securities accounts (and all assets and amounts contained therein but excluding identifiable proceeds of the Notes Collateral unless such proceeds have been applied to the obligations under the ABL Credit Agreement prior to the earlier of (i) delivery to the ABL Agent of a written notice by the Notes Collateral Agent of an Event of Default under the Indenture, and (ii) commencement of any insolvency or liquidation proceeding with respect to the Company or any Guarantor); and

•	all general intangibles, instruments, chattel paper, books and records and supporting obligations related to the foregoing and proceeds of the foregoing, in each case held by the Company and the Guarantors.

After-Acquired Property

Promptly following the acquisition by the Company, any Guarantor or any Foreign Subsidiary described in clause (ii) of the definition thereof of any After-Acquired Property (but subject to the limitations, if applicable, described under “— Notes collateral” and “— ABL collateral”), the Company, such Guarantor or such Foreign Subsidiary shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Notes Collateral Agent a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Notes Collateral and thereupon all provisions of the Indenture relating to the Notes Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect. Notwithstanding the foregoing, we will not be required to obtain any title insurance or surveys with respect to any of such properties, nor will mortgages be given if third party consents are required.

Information Regarding Collateral

The Company will furnish to the Notes Collateral Agent, with respect to the Company or any Guarantor, prompt written notice of any change in such Person’s (i) legal name, (ii) jurisdiction of organization or formation, (iii) identity or corporate structure or (iv) Organizational Identification Number. The Company and the Guarantors have agreed not to effect or permit any change referred to in the preceding sentence unless all filings have been made or will have been made within any applicable statutory period under the Uniform Commercial Code or otherwise that are required in order for the Notes Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral. The Company also agrees promptly to notify the Notes Collateral Agent if any material portion of the Collateral is damaged, destroyed or condemned.

Each year, at the time of delivery of the annual financial statements with respect to the preceding fiscal year, the Company shall deliver to the Trustee a certificate of a financial officer setting forth the information required pursuant to the schedules required by the Security Documents or confirming that there has been no change in such information since the date of the prior annual financial statements.

Further Assurances

The Company and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Notes Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Security Documents. In addition, from time to time, the Company will reasonably promptly secure the obligations under the notes, the Indenture and the Security Documents by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Notes Collateral. Such security interests and Liens will be created under the Security Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance reasonably satisfactory to the Notes Collateral Agent. Notwithstanding the foregoing, mortgages will not be given if third party consents are required nor will mortgages be recorded in states with a significant mortgage recording tax such as Alabama and Virginia.

Security Documents and Certain Related Intercreditor Provisions

The Company, the Guarantors, the Notes Collateral Agent and the Trustee have entered into one or more Security Documents creating and establishing the terms of the security interests and Liens that secure the notes and the Guarantees. These security interests and Liens secure the payment and performance when due of all of the Obligations of the Company and the Guarantors under the notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents. The Trustee has been appointed, pursuant to the Indenture, as the Notes Collateral Agent. The Security Documents provide that the Security Documents may be amended from time to time without the consent of the Holders to add other parties holding Other Pari Passu Lien Obligations to the extent permitted to be incurred under the Indenture and other applicable agreements. See “Amendment, Supplement and Waiver.”

Intercreditor Agreement

The Company, the Guarantors, the Notes Collateral Agent and the ABL Agent have entered into the Intercreditor Agreement. Although the Holders of the notes and the holders of Lenders Debt are not party to the Intercreditor Agreement, by their acceptance of the notes and Lenders Debt, respectively, they each agree to be bound thereby.

Entry Upon Premises by ABL Agent and Holders of Lenders Debt

The Intercreditor Agreement provides that if the ABL Agent takes any enforcement action with respect to the ABL Collateral, the Noteholder Secured Parties (i) will cooperate with the ABL Agent in its efforts to enforce its security interest in the ABL Collateral, (ii) will not hinder or restrict in any respect the ABL Agent from enforcing its security interest in the ABL Collateral, and (iii) will, subject to the rights of any landlords under real estate leases, permit the ABL Agent, its employees, agents, advisers and representatives, at the sole cost and expense of the ABL Secured Parties, during normal business hours on any business day to enter upon and use the Notes Collateral (including computers related to the storage or processing of records, documents or files), for a period not to exceed 180 days after the taking of such enforcement action, in order to inspect, copy or download information stored on, take actions to perfect its lien on, or otherwise deal with the ABL Collateral; provided, however, that nothing contained in the Intercreditor Agreement will restrict the rights of the Notes Collateral Agent from selling, assigning or otherwise transferring any Notes Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the ABL Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order.

The ABL Agent agrees to promptly repair any damage (other than ordinary wear and tear) to any and all Notes Collateral caused by the entry onto, or use of, such Notes Collateral by the ABL Agent, the ABL Secured Parties and/or their agents.

Release of Collateral

The Company and the Guarantors will be entitled to the releases of property and other assets included in the Notes Collateral from the Liens securing the notes under any one or more of the following circumstances:

•	to enable the disposition of such property or assets to the extent not prohibited under the covenant described under “Repurchase at the Option of Holders — Asset sales”;

•	in the case of a Guarantor that is released from its Guarantee, the release of the property and assets of such Guarantor; or

•	as described under “— Amendment, Supplement and Waiver” below.

The security interests in all Notes Collateral securing the notes and Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest on, the notes and all other Obligations under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “— Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “— Satisfaction and Discharge.”

Compliance with Trust Indenture Act

The Indenture provides that the Company will comply with the provisions of TIA § 314 to the extent applicable. To the extent applicable, the Company will cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities subject to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer or legal counsel, as applicable, of the Company except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA § 314(d) if it reasonably determines that under the terms of TIA § 314(d) or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to any release or series of releases of Collateral.

Without limiting the generality of the foregoing, certain exemptive orders and no action letters issued by the Commission and its staff, respectively, have permitted an Indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such Indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. The Company and the Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Noteholder Secured Parties, conduct ordinary course activities with respect to the Notes Collateral, including, without limitation:

•	selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

•	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents;

•	surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

•	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

•	granting a license of any intellectual property;

•	selling, transferring or otherwise disposing of inventory in the ordinary course of business; and

•	abandoning any intellectual property that is no longer used or useful in the Company’s business.

Mandatory Redemption

Except to the extent that Company may be required to offer to purchase the notes as set forth below under “— Repurchase at the Option of Holders,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

Except as described below, the notes are not redeemable at the Company’s option until July 1, 2013. From and after July 1, 2013 the Company may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first class mail, postage prepaid, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on July 1, 2013 of each of the years indicated below:

Year	Percentage

2013	104.625%
2014	102.313%
2015 and thereafter	100.000%

In addition, prior to July 1, 2012, the Company may, at its option, redeem up to 35% of the aggregate principal amount of notes issued under the Indenture at a redemption price equal to 109.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the capital of the Company; provided that at least 65% of the sum of the aggregate principal amount of notes originally issued under the Indenture and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Additionally, during any 12-month period commencing on the Issue Date, the Company will be entitled at its option to redeem up to 10% of the aggregate principal amount of the notes issued under the Indenture at a redemption price equal to 103.000% of the aggregate principal amount thereof, plus accrued interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Notice of any such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 or more than 60 days prior to the redemption date.

At any time prior to July 1, 2013, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

The Trustee shall select the notes to be purchased in the manner described under “— Repurchase at the Option of Holders — Selection and Notice.”

Notice of redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitute a Change of Control may, at the Company’s option and discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control, as the case may be.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, the Company will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless the Company defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on, but not including, the Change of Control Payment Date;

(5) Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered notes and their election to require the Company to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the notes, the principal amount of notes tendered for purchase, and a statement that such Holder is withdrawing his tendered notes and his election to have such notes purchased;

(7) if such notice is mailed prior to the occurrence of a Change of Control, stating the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(8) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

While the notes are in global form and the Company makes an offer to purchase all of the notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the notes through the facilities of DTC, subject to its rules and regulations.

The Company will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control.

The Company will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Company will, to the extent permitted by law,

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officers’ Certificate stating that such notes or portions thereof have been tendered to and purchased by the Company.

The paying agent will promptly mail to each Holder of the notes the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement provides (subject to limited exceptions), and future credit agreements or other agreements relating to senior Indebtedness to which the Company becomes a party may provide, that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the notes, the Company could seek the consent of its lenders to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the notes and such default could result in amounts outstanding under the Credit Agreement being declared due and payable. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers of the notes and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the notes protection in a highly levered transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above. In a recent decision, the Chancery Court of the State of Delaware raised the possibility that a change of control occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors may be unenforceable on public policy grounds.

The existence of a Holder’s right to require the Company to repurchase such Holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Asset Sales

(a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents;

(3) to the extent that any consideration received by the Company or a Restricted Subsidiary in such Asset Sale constitute securities or other assets that constitute Notes Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Notes Collateral securing the notes;

(4) to the extent the Asset Sale involves assets constituting ABL Collateral, to repay (x) any Indebtedness under the Credit Agreement or any Indebtedness of the Company or a Guarantor that in each case is secured by a Lien on the ABL Collateral or (y) any Indebtedness of a Restricted Subsidiary that is not a Guarantor (and, in the case of revolving obligations under clause (y), to correspondingly reduce commitments with respect thereto), in each case other than Indebtedness owed to the Company or a Subsidiary of the Company; and

(5) the Net Proceeds from any such Asset Sale of Notes Collateral is paid directly by the purchaser thereof to the Notes Collateral Agent to be held in trust in an Asset Sale Proceeds Account for application in accordance with this covenant.

Within 365 days after the Company’s or a Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale covered by this clause (a), the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale:

(1) to make one or more offers to the Holders of the notes (and, at the option of the Company, the holders of Other Pari Passu Lien Obligations) to purchase notes (and such Other Pari Passu Lien Obligations) pursuant to and subject to the conditions contained in the Indenture (each, an “Asset Sale Offer”); provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (1), the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided further that if the Company or such Restricted Subsidiary shall so reduce any Other Pari Passu Lien Obligations, the Company will equally and ratably reduce Indebtedness under the notes by making an offer to all Holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the notes, such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount;

(2) to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; provided, further, that such investment is concurrently added to the Notes Collateral securing the notes;

(3) to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) other assets that, in each of (a), (b) and (c) replace the businesses, properties and assets that are the subject of such Asset Sale; provided, further, that such investment is concurrently added to the Notes Collateral securing the notes;

(4) to the extent such Net Proceeds are not from Asset Sales of Notes Collateral, to permanently reduce Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company, a Guarantor or another Restricted Subsidiary; or

(5) to the extent such Net Proceeds are from Asset Sales of ABL Collateral, in accordance with clause (4) of the preceding paragraph.

Any Net Proceeds from the Asset Sales covered by this clause (a) that are not invested or applied as provided and within the time period set forth in the first sentence of the immediately preceding paragraph will be deemed to constitute “Excess Proceeds.” In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that (x) such investment is consummated within 545 days after receipt by the Company or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall make an Asset Sale Offer to all Holders of the notes, and, if required by the terms of any Other Pari Passu Lien Obligations, to the holders of such Other Pari Passu Lien Obligations, to purchase the maximum principal amount of notes and such other Pari Passu Lien Obligations, that are $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within 30 days after the date that Excess Proceed exceeds $25.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes and such Other Pari Passu Lien Obligations tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of notes or the Other Pari Passu Lien Obligations surrendered by such holders thereof exceeds the amount of Excess Proceeds, the notes and such Other Pari Passu Lien Obligations will be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such Other Pari Passu Lien Obligations tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. After the Company or any Restricted Subsidiary has applied the Net Proceeds from any Asset Sale of any Notes Collateral as provided in, and within the time periods required by, this paragraph (a), the balance of such Net Proceeds, if any, from such Asset Sale of Notes Collateral shall be released by the Notes Collateral Agent to the Company or such Restricted Subsidiary for use by the Company or such Restricted Subsidiary for any purpose not prohibited by the terms of the Indenture.

(b) For the purposes of this covenant, any sale by the Company or a Restricted Subsidiary of the Capital Stock of a Restricted Subsidiary that owns assets constituting Notes Collateral shall be deemed to be sale of such Notes Collateral.

For purposes of this covenant, the following are deemed to be cash or Cash Equivalents:

(a) any liabilities (as shown on the Company’s, or such Restricted Subsidiary’s most recent internally available balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary constituting Other Pari Passu Lien Obligations, indebtedness secured by assets of the Company or a Guarantor not constituting Collateral or indebtedness of a non-Guarantor that are assumed by the transferee of any such assets and for which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing;

(b) any securities received by the Company, a Guarantor or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale;

(c) any stock or assets of the kind referred to in clause 3 of the third preceding paragraph; and

(d) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $45.0 million and (y) 3.0% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If less than all of the notes or such Other Pari Passu Lien Obligations are to be redeemed at any time, selection of such notes for redemption, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or, if such notes are not so listed, on a pro rata basis or by lot or such similar method in accordance with the procedures of DTC; provided that no notes of $2,000 or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of notes to be purchased or redeemed at such Holder’s registered address. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the old note. On and after the purchase or redemption date, unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on notes or portions thereof purchased or called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Company and the Restricted Subsidiaries will not be subject to the following covenants (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders — Asset Sales”;

(2) ‘‘— Limitation on Restricted Payments”;

(3) ‘‘— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “— Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) ‘‘— Transactions with Affiliates”; and

(6) ‘‘— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.”

In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating and/or (b) the Company or any of its Affiliates enters into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. During the Suspension Period no additional subsidiary may be designated an Unrestricted Subsidiary unless such designation would have been permitted if the covenant described under the caption “Limitation on Restricted Payments” had been in effect at all times during the Suspension Period. In the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indentures with respect to notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under the caption “— Limitation on restricted payments” had been in effect prior to, but not during the Suspension Period, and (2) all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (c) of the second paragraph of “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments.

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests; or

(B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (x) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition and (y) Indebtedness of the Company to a Restricted Subsidiary or a Restricted Subsidiary to the Company or another Restricted Subsidiary; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional indebtedness under the provisions of the first paragraph of the covenant described “— Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof only) and (9) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing immediately preceding the Issue Date, to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net income for such period is a deficit, minus 100% of such deficit, plus

(2) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Company since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of “Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock”) from the issue or sale of:

(x) Equity Interests of the Company, excluding cash proceeds and the Fair Market Value of marketable securities or other property received from the sale of:

(A) Equity Interests to members of management, directors or consultants of the Company, any direct or indirect parent of the Company and the Company’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(B) Designated Preferred Stock,

and to the extent actually contributed to the Company, Equity Interests of the Company’s direct or indirect parents (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such corporations); or

(y) debt securities or Disqualified Stock of the Company or any Restricted Subsidiary that have been converted into or exchanged for such Equity Interests of the Company or its direct or indirect parents;

provided, however, that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests or converted or exchanged debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, (c) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (d) Excluded Contributions, plus

(3) 100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property contributed to the capital of the Company following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of “Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions), plus

(4) 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by the Company or a Restricted Subsidiary by means of:

(A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries in each case after the Issue Date; or

(B) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend or distribution from an Unrestricted Subsidiary in each case after the Issue Date; plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Investment in such Unrestricted Subsidiary, in the case of an Unrestricted Subsidiary, such Fair Market Value may exceed $25.0 million, in writing by an independent investment banking firm of nationally recognized standing, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or of a direct or indirect parent company of the Company contributed to the capital of the Company (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company (“Retired Capital Stock”), the Company and the Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company or a Guarantor, as the case may be, which is incurred in compliance with “— Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock” so long as:

(A) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount, plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any premium and any reasonable tender premiums, defeasance costs or other fees and expenses incurred in connection with the issuance of such new Indebtedness,

(B) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the maturity of the notes, and

(C) such Indebtedness has a Weighted Average Life to Maturity which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the maturity date of any notes then outstanding were instead due on such date one year following the maturity date of such notes (provided that, in the case of this subclause (C)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company or any of its direct or indirect parents held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parents pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parents, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parents that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph, plus

(B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by subclauses (A) and (B) above in any calendar year;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any other Restricted Subsidiary issued in accordance with the covenant described under “— Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock” to the extent such dividends are included in the definition of Fixed Charges;

(6) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issue Date; provided that the aggregate amount of dividends paid pursuant to this clause (A) shall not exceed the aggregate amount of cash actually received by the Company from the sale of such Designated Preferred Stock; or

(B) the declaration and payment of dividends to a direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock;

provided, however, in the case of each of (A) and (B) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and the Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not to exceed $10.0 million and 0.75% of Total Assets at the time of such investment; provided, that the dollar amount of Investments made pursuant to this clause (7) may be reduced by the Fair Market Value of the proceeds received by the Company and/or its Restricted Subsidiaries from the subsequent sale, disposition or other transfer of such Investments (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the payment of dividends on the Company’s Common Stock after the Issue Date, of up to 6% per annum of the net proceeds received by or contributed to the Company in any public offering, other than public offerings registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $25.0 million;

(12) the declaration and payment of dividends by the Company to, or the making of loans to, its direct parent in amounts required for either of their respective direct or indirect parents to pay:

(A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

(B) federal, state and local income taxes of a consolidated or combined tax group of which the direct or indirect parent is the common parent, to the extent such income taxes are attributable to the income of the Company and the Restricted Subsidiaries and not directly payable by the Company or the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in no event will such dividends exceed the amounts that the Company and its Restricted and/or Unrestricted Subsidiaries (as applicable) would have paid as a stand-alone group,

(C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries,

(D) general corporate overhead expenses of any direct or indirect parent of the Company to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries; and

(E) any amounts required for any direct or indirect parent of the Company to pay fees and expenses, other than to Affiliates of the Company, related to any equity or debt offering of such parent, in an aggregate amount not to exceed $3.0 million from the Issue Date;

(13) Restricted Payments by the Company or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(14) the purchase by the Company of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(15) distributions or payments of Receivables Fees; and

(16) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness required pursuant to the provisions similar to those described under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Repurchase at the Option of Holders — Asset Sales”; provided that there is a concurrent or prior Change of Control Offer or Asset Sale Offer, as applicable, and all notes tendered by holders of the notes in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

provided however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (6), (7), (9) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the time of issuance of the new notes, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company and the Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the incurrence of Indebtedness of the Company or any of the Restricted Subsidiaries under Credit Facilities in an aggregate amount at any time outstanding not to exceed the greater of (i) $60 million and (ii) the Borrowing Base as of the date of such incurrence;

(b) the incurrence by the Company and any Guarantor of Indebtedness represented by the notes (including any Guarantee) (other than any Additional Notes);

(c) Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of (x) $80.0 million and (y) 5.0% of Total Assets;

(e) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of the Company to a Restricted Subsidiary; provided that, other than in the case of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Company and the Restricted Subsidiaries to finance working capital needs of the Restricted Subsidiaries, any such Indebtedness owing to a non-Guarantor is subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (g);

(h) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that, other than in the case of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Company and its Subsidiaries to finance working capital needs of the Subsidiaries, if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Company or a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (h);

(i) shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause (i);

(j) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting:

(A) interest rate risk; or

(B) exchange rate risk with respect to any currency exchange; or

(C) commodity risk; or

(D) any combination of the foregoing;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(l) Indebtedness of any Guarantor in respect of such Guarantor’s Guarantee;

(m) Indebtedness, Disqualified Stock and preferred stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (m), does not at any one time outstanding exceed the sum of:

(x) $100.0 million; and

(y) 100% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of “— Limitation on restricted payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other investments, payments or exchanges pursuant to the second paragraph of “— Limitation on restricted payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof);

provided further, however, that the aggregate amount of Indebtedness, Disqualified Stock and preferred stock incurred by Restricted Subsidiaries (other than Guarantors) pursuant to this clause (m) may not exceed $50.0 million outstanding at any one time;

(n) (1) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(2) any guarantee by a Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by the Company or such other Restricted Subsidiary is permitted under the terms of the Indenture;

(o) the incurrence by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to refund or refinance any Indebtedness, Disqualified Stock or preferred stock incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, this clause (o) and clause (p) below or any Indebtedness, Disqualified Stock or preferred stock issued to so refund or refinance such Indebtedness, Disqualified Stock or preferred stock including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the shorter of (x) remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the maturity date of any notes then outstanding were instead due on such date one year following the maturity date of such notes (provided that, in the case of this subclause (o)(1)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced or defeased);

(2) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated in right of payment to the notes or any Guarantee of the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes or such Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively; and

(3) shall not include

(x) Indebtedness, Disqualified Stock or preferred stock of a non-Guarantor Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of the Company;

(y) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred stock of a Guarantor; or

(z) Indebtedness, Disqualified Stock or preferred stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of an Unrestricted Subsidiary;

(p) Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; provided further that after giving effect to such acquisition or merger, either:

(1) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(r) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed the greater of $25.0 million and 15% of Total Assets of Foreign Subsidiaries at any time outstanding; provided that Indebtedness under this clause (r) may be incurred under any Credit Facility;

(s) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit; and

(t) Indebtedness of the Company or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (t) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify or reclassify such item of Indebtedness in any manner that complies with this covenant and the Company may divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Company will not, and will not permit any Guarantor to directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes or such Guarantor’s guarantee to the extent in the same manner as such Indebtedness is subordinated in right of payment to other Indebtedness of the Company or such Guarantor as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien that secures obligations under any Indebtedness or any related Guarantees (the “Initial Lien”) of any kind upon any of their property or assets, now owned or hereafter acquired, except:

(1) in the case of Initial Liens on any Notes Collateral, any Initial Lien if such Initial Lien is a Permitted Lien; and

(2) in the case of any other asset or property, any Initial Lien if (i) the notes are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Indebtedness) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien.

Any Lien created for the benefit of the Holders of the notes pursuant to clause (2) of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien which release and discharge in the case of any sale of any such asset or property shall not affect any Lien that the Notes Collateral Agent may have on the proceeds from such sale.

As to any Permitted Senior Easement arising after the Issue Date, the Company or any Guarantor may request that the Holders of the Notes subordinate their interest to such Senior Permitted Easement. Company or a Guarantor shall be required to deliver to the Trustee a certificate of an Officer describing in reasonable detail the proposed easement, certifying that such easement is a Permitted Senior Easement and attaching thereto the requested form of subordination agreement. The Trustee shall, within ten (10) business days after receipt of the request, execute and deliver to the grantee of any such Permitted Senior Easement an agreement subordinating the lien of such mortgage to such Permitted Senior Easement. Company shall pay all fees and expenses related to the granting of a Permitted Senior Easement, including the Trustee’s out-of-pocket expenses incurred in connection therewith. The Trustee may conclusively rely on a certificate of Company or a Guarantor stating that the Permitted Senior Easement is permitted by the terms of this agreement and such mortgage.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Indenture, the notes and the Security Documents pursuant to supplemental Indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “— Limitation on incurrence of indebtedness and issuance of Disqualified Stock and preferred stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and the Restricted Subsidiaries would be greater than such ratio for the Company and the Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) of the second succeeding paragraph shall apply, shall have by supplemental Indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the notes;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental Indentures, if any, comply with the Indenture and, if a supplemental Indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(7) to the extent any assets of the Person which is merged or consolidated with or into the Successor Company are assets of the type which would constitute Collateral under the Security Documents, the Successor Company will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents;

(8) the Collateral owned by or transferred to the Successor Company shall:

(a) continue to constitute Collateral under the Indenture and the Security Documents,

(b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the notes, and

(c) not be subject to any Lien other than Permitted Liens.

The Successor Company will succeed to, and be substituted for the Company under the Indenture and the notes. Notwithstanding the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company; and

(b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the guarantor or the Company in another State of the United States so long as the amount of Indebtedness of the Company and the Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(A)(1) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee pursuant to supplemental Indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental Indentures, amendments, supplements or other instruments relating to the Security Documents if any, comply with the Indenture, if a supplemental Indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(5) to the extent any assets of the Person which is merged or consolidated with or into the Successor Company are assets of the type which would constitute Collateral under the Security Documents, the Successor Company will take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(6) the Collateral owned by or transferred to the Successor Person shall:

(i) continue to constitute Collateral under the Indenture and the Security Documents,

(ii) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders, and

(iii) not be subject to any Lien other than Permitted Liens.

(B) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders — Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Company.

Transactions with Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company and/or any of the Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Limitation on restricted payments” and Permitted Investments;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to Sponsor and its Affiliates in an aggregate amount in any fiscal year not to exceed an amount per annum equal to $2.0 million;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Company, any of its direct or indirect parents or any Restricted Subsidiary;

(5) payments by the Company or any Restricted Subsidiary to Sponsor, and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith;

(6) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parents or any Restricted Subsidiary which are approved by a majority of the Board of Directors of the Company in good faith;

(8) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment, taken as a whole, is no less favorable to the Company and its Restricted Subsidiaries than the agreement in effect on the date of the Indenture (as determined by the Board of Directors of the Company in good faith));

(9) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement, taken as a whole, is no less favorable to the Company and its Restricted Subsidiaries than the agreement in effect on the date of the Indenture (as determined by the Board of Directors of the Company in good faith);

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party (as determined by the Board of Directors of the Company in good faith);

(11) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Affiliate of the Company;

(12) transactions or payments pursuant to any employee, officer or director compensation or benefit plans, employment agreements, severance agreement, indemnification agreements or any similar arrangements entered into in the ordinary course of business or approved in good faith by the Board of Directors of the Company;

(13) transactions in the ordinary course with (i) Unrestricted Subsidiaries or (ii) joint ventures in which the Company or a Subsidiary of the Company holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) so long as the terms of any such transactions are no less favorable to the Company or Subsidiary participating in such joint ventures than they are to other joint venture partners;

(14) payments permitted under clause 12(B) of the covenant described under “Certain Covenants — Limitation on Restricted Payments” by the Company and/or its Subsidiaries pursuant to tax sharing agreements among the Company and its Subsidiaries on customary terms;

(15) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person; and

(16) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a) (1) pay dividends or make any other distributions to the Company or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or

(2) pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(b) make loans or advances to the Company or any Restricted Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to the Company or any Restricted Subsidiary, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to the Credit Agreement and its related documentation;

(2) the Indenture and the notes;

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary that impose restrictions on the assets to be sold;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—  Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or preferred stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that impose restrictions solely on the Foreign Subsidiaries party thereto;

(10) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12) any such encumbrance or restriction with respect to a Foreign Subsidiary pursuant to an agreement governing Indebtedness incurred by such Foreign Subsidiary that was permitted by the terms of the Indenture to be incurred;

(13) any such encumbrance or restriction pursuant to an agreement governing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” which encumbrances or restrictions are, in the good faith judgment of the Company’s Board of Directors, no more restrictive, taken as a whole, than any such encumbrances or restrictions pursuant to the Credit Agreement on the Issue Date;

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, no more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Company will not permit any person to become a Restricted Subsidiary that is a wholly-owned Domestic Subsidiary, other than a Guarantor or a special-purpose Restricted Subsidiary formed in connection with Receivables Facilities, unless:

(A) such Restricted Subsidiary within 30 days executes and delivers supplemental Indentures to the Indenture providing for a guarantee of payment of the notes by such Restricted Subsidiary; and

(B) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its guarantee;

provided that this paragraph (a) shall not be applicable to any Person that becomes a Restricted Subsidiary so long as (i) the Total Assets of each such Person that becomes a Restricted Subsidiary are less than $25.0 million and the Total Assets of all such Persons that become Restricted Subsidiaries are less than $75.0 million in the aggregate, and (ii) the agreement governing the Acquired Indebtedness of any such Person contains a prohibition of such guarantee and such Acquired Indebtedness was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

(b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(A) any sale, exchange or transfer (by merger or otherwise) of all of the Company’s Capital Stock in such Guarantor (including any sale, exchange or transfer following which the applicable Guarantor is no longer a Restricted Subsidiary) or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture,

(B) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

(C) if the Company exercises its legal defeasance option or its covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Payments for Consent

The Company will not, and will not permit any of its Affiliates to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of the notes for or as an inducement to any consent, waiver or amendment of any of the terms of provisions of the Indenture, the notes, the guarantees, the Security Documents, the Intercreditor Agreement or the Registration Rights Agreement unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission, the

Indenture will require the Company to file with the Commission (and make available to the Trustee and Holders of the notes (without exhibits), without cost to each Holder, within 15 days after it files them with the Commission),

(a) within 90 days (or the successor time period then in effect under the rules and regulations of the Exchange Act for a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(b) within 45 days (or the successor time period then in effect under the rules and regulations of the Exchange Act) after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q, containing the information required to be contained therein, or any successor or comparable form;

(c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act;

provided that the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of notes, in addition to providing such information to the Trustee and the Holders of the notes, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

In the event that any direct or indirect parent company of the Company becomes a Guarantor of the Notes, the Indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the Commission of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the Commission on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Company would be required to file such information with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Events of Default and Remedies

The following events constitute “Events of Default” under the Indenture:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes issued under the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the notes issued under the Indenture;

(3) failure by the Company or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of at least 25% in principal amount of the notes then outstanding and issued under the Indenture to comply with any of its other agreements in the Indenture, the Security Documents, the Intercreditor Agreement or the notes;

(4) default under any mortgage, Indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both:

(A) such default either:

•	results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

•	relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding;

(5) failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $25.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary;

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the related Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) any security interest and Lien purported to be created by any Security Document with respect to any Notes Collateral, individually or in the aggregate, having a Fair Market Value in excess of $25.0 million shall cease to be in full force and effect, or shall cease to give the Notes Collateral Agent, for the benefit of the Noteholder Secured Parties, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first-priority security interest in and Lien on, all of the Notes Collateral thereunder (except as otherwise expressly provided in the Indenture, the Security Documents and the Intercreditor Agreement)) in favor of the Notes Collateral Agent, for a period of 30 days after notice, or shall be asserted by the Company or any Guarantor to not be, a valid, perfected, first-priority (except as otherwise expressly provided in the Indenture, the Security Documents or the Intercreditor Agreement) security interest in or Lien on the Notes Collateral covered thereby; except to the extent that any such loss of perfection or priority results from the failure of the Trustee to make filings, renewals and continuations (or other equivalent filings) or take other appropriate action or the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes issued under the Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes issued under the Indenture may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of the acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(z) if the default that is the basis for such Event of Default has been cured.

The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor or any of their parent companies shall have any liability for any obligations of the Company or the Guarantors under the notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Company and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes issued under the Indenture. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes issued under the Indenture and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due solely out of the trust created pursuant to the Indenture,

(2) the Company’s obligations with respect to notes issued under the Indenture concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Company) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes issued under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the notes;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or

(B) since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit or the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith);

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when either

(a) all such notes theretofore authenticated and delivered, except lost stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) (1) all such notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit or the granting of Liens in connection therewith) with respect to the Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than an instrument to be terminated contemporaneously with or prior to the borrowing of funds to be applied to make such deposit and the granting of Liens in connection therewith);

(3) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Paying Agent and Registrar for the Notes

The Company will maintain one or more paying agents for the notes in the Borough of Manhattan, City of New York. The initial paying agent for the notes will be the Trustee.

The Company will also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Company.

The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any Guarantor may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of the note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next four succeeding paragraphs, the Indenture, Security Documents, Intercreditor Agreement, any related Guarantee and the notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding and issued under the Indenture, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, other than notes beneficially owned by the Company or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for notes).

The Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not, with respect to any notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver,

(2) reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Option of Holders”),

(3) reduce the rate of or change the time for payment of interest on any note,

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes issued under the Indenture, except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any guarantee which cannot be amended or modified without the consent of all Holders,

(5) make any note payable in money other than that stated in the notes,

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the notes,

(7) make any change in these amendment and waiver provisions,

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes,

(9) make any change in any Security Document, any Intercreditor Agreement or the provisions in the Indenture dealing with the Notes Collateral or the Security Documents or the application of trust proceeds of the Notes Collateral that would adversely affect the Holders in any material respect or release all or substantially all of the Notes Collateral from the Liens of the Security Documents (except as permitted by the terms of the Indenture, the Security Documents and the Intercreditor Agreement) or change or alter the priority of the security interests in the Notes Collateral, or

(10) make any change to or modify the ranking of the notes that would adversely affect the holders.

Notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee, the notes, the Security Documents or the Intercreditor Agreement:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company;

(7) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferrable;

(10) to add or release a Guarantor under the Indenture or to add additional assets as Collateral or release Collateral, in each case in accordance with the terms of the Indenture;

(11) to conform the text of the Indenture, Guarantees or the notes or any Security Document or the Intercreditor Agreement to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees, the notes, such Security Document or such Intercreditor Agreement; or

(12) in the case of the Intercreditor Agreement, in order to subject the security interests in the Notes Collateral in respect of any Other Pari Passu Lien Obligations and Lender Debt to the terms of the Intercreditor Agreement, in each case to the extent the Incurrence of such Indebtedness, and the grant of all Liens on the Notes Collateral held for the benefit of such Indebtedness were permitted hereunder.

The Intercreditor Agreement may be amended from time to time with the consent of certain parties thereto. In addition, the Intercreditor Agreement and Security Documents may be amended from time to time at the sole request and expense of the Company, and without the consent of the ABL Agent and the Notes Collateral Agent:

(1) (A) to add other parties (or any authorized agent thereof or trustee therefor) holding Other Pari Passu Lien Obligations that are incurred in compliance with the Credit Agreement, the Indenture and the Security Documents and (B) to establish that the Liens on any Notes Collateral securing such Other Pari Passu Lien Obligations shall be pari passu under the Intercreditor Agreement with the Liens on such Notes Collateral securing the Obligations under the Indenture, the notes and the Guarantees subordinated to the Liens on such ABL Collateral securing obligations under the Credit Agreement, the Indenture, notes and the Guarantees, all on the terms provided for in the Intercreditor Agreement as in effect immediately prior to such amendment; and

(2) (A) to add other parties (or any authorized agent thereof or trustee therefor) holding an Obligation with Junior Lien Priority that is incurred in compliance with the Credit Agreement and the Indenture and the Security Documents and (B) to establish that the Liens on any Notes Collateral securing such Indebtedness shall be junior and subordinated to the Liens on such Notes Collateral securing any obligations under the Indenture and the notes and the Guarantees, all on the terms provided for in the Intercreditor Agreement in effect immediately prior to such amendment. Any such additional party and the ABL Agent, Trustee and Notes Collateral Agent shall be entitled to rely upon a certificate delivered by an Officer certifying that such Other Pari Passu Lien Obligations or an Obligation with Junior Lien Priority, as the case may be, were issued or borrowed in compliance with the Credit Agreement and the Indenture and the Security Documents. Any amendment of the Intercreditor Agreement or Security Documents that is proposed to be effected without the consent of the ABL Agent or the Notes Collateral Agent, as applicable, will be submitted to such Person for its review at least 5 business days prior to the proposed effectiveness of such amendment.

The Security Agreements or the Intercreditor Agreement will provide that, as between collateral agents in whose favor equal priority Liens have been granted on the Notes Collateral for the benefit of holders of different series of Indebtedness (e.g. the Notes Collateral Agent and the collateral agent for any Other Pari Passu Lien Obligations as to their respective first priority Liens on the Notes Collateral), the “Applicable Authorized Representative” will have the right to direct foreclosures and take other actions with respect to the applicable Collateral and the other collateral agent shall have no right to take actions with respect to such Collateral. The

Applicable Authorized Agent shall be the collateral agent representing the series of Indebtedness with the greatest outstanding aggregate principal amount.

The consent of the holders of the notes is not necessary under the Indenture, any Security Document or the Intercreditor Agreement to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“ABL Agent” means Citicorp North America, Inc., in its capacity as Administrative Agent, and any of its successors or assigns.

“ABL Secured Parties” means the ABL Agent and holders of Lenders Debt secured by ABL Collateral.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Property” means any property of the Company, any Guarantor or any Foreign Subsidiary described in clause (ii) of the definition thereof acquired after the Issue Date that is intended to secure the Obligations under the Indenture and the notes pursuant to the Indenture and the Security Documents.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at July 1, 2013 (such redemption price being set forth in the table appearing above under the caption “— Optional redemption”), plus (ii) all required interest payments due on the note through July 1, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a sale and leaseback) of the Company, a Guarantor or any Restricted Subsidiary (each referred to in this definition as a “disposition”), or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than preferred stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) in each case, other than:

(a) a disposition of Cash Equivalents or obsolete, damaged or worn out equipment in the ordinary course of business, a disposition of inventory or goods held for sale in the ordinary course of business or any disposition of any abandoned rail lines or property;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $5.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease or license of any real or personal property in the ordinary course of business;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments);

(i) foreclosures on assets;

(j) (i) sales of accounts receivable, or participations therein, in connection with the Credit Agreement or any Receivables Facility and (ii) the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof or in bankruptcy or similar proceeding;

(k) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claim of any kind, in each case, in the ordinary course of business;

(l) the creation of a Lien; and

(m) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including, without limitation, sale leasebacks and asset securitizations permitted by the Indenture.

“Asset Sale Proceeds Account” means one or more deposit accounts or securities accounts holding the proceeds of any sale or disposition of Notes Collateral.

“Bank Lenders” means the lenders or holders of Indebtedness issued under the Credit Agreement.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Borrowing Base” means, as of any date, an amount equal to 85% of the book value of the accounts receivable of the Company and the Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter preceding such date for which internal financial statements are available.

“Capital Stock” means

(1) in the case of a corporation, corporate stock,

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means

(1) United States dollars,

(2) pounds sterling,

(3) (a) euro, or any national currency of any participating member state in the European Union,

(b) Canadian dollars, or

(c) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business,

(4) securities issued or directly and fully and unconditionally guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition,

(5) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million,

(6) repurchase obligations for underlying securities of the types described in clauses (4) and (5) entered into with any financial institution meeting the qualifications specified in clause (5) above,

(7) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P and in each case maturing within 12 months after the date of creation thereof,

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above,

(9) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof or any Province of Canada having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition and

(10) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) through (3) above; provided that such amounts are converted into any currency listed in clauses (1) through (3) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Company;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company, as the case may be (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved (who cannot include persons not elected by or recommended for election by the then-incumbent Board of Directors unless such Board of Directors determines reasonably and in good faith that failure to approve any such persons as members of the Board of Directors could reasonably be expected to violate a fiduciary duty under applicable law)), cease for any reason to constitute a majority of the Board of Directors of the Company;

(3) (a) all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons beneficially owning (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company, immediately prior to such consummation do not beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Stock representing a majority of the total voting power of the Voting Stock of the Company, or the applicable surviving or transferee Person, provided that this clause shall not apply (i) in the case where immediately after the consummation of the transactions Permitted Holders beneficially own Voting Stock representing in the aggregate a majority of the total voting power of the Company, or the applicable surviving or transferee Person or (ii) to a merger of the Company with or into (x) a corporation, limited liability company or partnership or (y) a wholly-owned subsidiary of a corporation, limited liability company or partnership that, in either case, immediately following the transaction or series of transactions, has no Person or group (other than Permitted Holders), which beneficially owns Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of such entity and, in the case of clause (y), the parent of such wholly-owned subsidiary guarantees the Company’s obligations under the notes, the Indenture and the Security Documents; or

(4) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including any amortization of deferred financing fees and amortization in relation to terminated Hedging Obligations, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount resulting from the issuance of Indebtedness at less than par, non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133 — Accounting for Derivative Instruments and Hedging Activities” and excluding non-cash interest expense attributable to the amortization of gains or losses resulting from the termination prior to or reasonably contemporaneously with the Issue Date of Hedging Obligations), the interest component of Capitalized Lease Obligations and net payments, if any, pursuant to interest rate Hedging Obligations, and excluding amortization of deferred financing fees and any expensing of bridge or other financing fees), and

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued less

(c) interest income for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(1) any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, without limitation, relating to severance, relocation and new product introductions) shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(4) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Company, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “Certain Covenants — Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived;

provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) the effects of adjustments resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded,

(8) any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statement No. 142 and No. 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded, and

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options or other rights to officers, directors or employees shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants — Limitation on Restricted Payments” only (other than clause (c)(4) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Senior Secured Debt Ratio” means, as of any date of determination, the ratio of (1) the aggregate principal amount of Indebtedness of the Company and/or the Restricted Subsidiaries that is secured by any Lien to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(A) for the purchase or payment of any such primary obligation or

(B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means the Credit Agreement dated as of the Issue Date among the Company, the Guarantors, the various lenders and agents party thereto and Citicorp North America, Inc. as Administrative Agent, together with any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder, alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means, with respect to the Company, one or more debt facilities, including, without limitation, the Credit Agreement, or commercial paper facilities with banks or other institutional lenders or investors or indentures providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables, letters of credit or other long-term indebtedness, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by a senior vice president or the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of the Company or any parent thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Guarantor or a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by a senior vice president or the principal financial officer of the Company or the applicable parent thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the “— Certain Covenants — Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (without duplication)

(a) provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

(b) Consolidated Interest Expense (and other components of Fixed Charges to the extent changes in GAAP after the Issue Date result in such components reducing Consolidated Net Income) of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

(d) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by the Indenture (whether or not successful), including such fees, expenses or charges related to the offering of the notes and the Credit Facilities, and deducted in computing Consolidated Net Income, plus

(e) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date, plus

(f) any other non-cash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(g) the amount of any non-controlling interest expense deducted in calculating Consolidated Net Income (less the amount of any cash dividends paid to the holders of such minority interests), plus

(h) any net loss (or minus any gain) resulting from currency exchange risk Hedging Obligations, plus

(i) foreign exchange loss (or minus any gain) on debt, plus

(j) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Sponsor or any of its Affiliates, plus

(k) expenses related to the implementation of enterprise resource planning system, less

(l) non-cash items increasing Consolidated Net Income of such Person for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or preferred stock of the Company or any of its direct or indirect parents (excluding Disqualified Stock), other than

(a) public offerings with respect to the Company’s or any direct or indirect parent’s common stock registered on Form S-8;

(b) any such public or private sale that constitutes an Excluded Contribution; and

(c) any sales to the Company or any of its Subsidiaries.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Assets” means the collective reference to (i) any leasehold interests in real property with respect to which consent of the lessor is required to grant a security interest therein; (ii) any property or asset only to the extent and for so long as the grant of a security interest in such property or asset is prohibited by any applicable law or requires a consent not obtained of any governmental authority pursuant to applicable law; (iii) any right, title or interest in any permit, license or contract held by the Company or any Guarantor or to which the Company or any Guarantor is a party or any of its right, title or interest thereunder, in each case only to the extent and for so long as the terms of such permit, license or contract validly prohibits the creation by the Company or a Guarantor, as applicable, of a security interest in such permit, license or contract in favor of the Notes Collateral Agent (after giving effect to Section 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provisions) of any relevant jurisdiction or any other applicable law (including Title 11 of the United States Code) or principles of equity); (iv) Capital Stock of a Person that constitutes a Subsidiary (other than a Wholly-Owned Subsidiary) the pledge of which would violate a contractual obligation to the owners of the other Capital Stock of such Person that is binding on or relating to such Capital Stock; (v) any equipment or real property (and proceeds thereof) of the Company or any Guarantor that is subject to a purchase money Lien or Capitalized Lease Obligation permitted under the Indenture to the extent the documents relating to such purchase money Lien or Capitalized Lease Obligation would not permit such equipment or real property (and proceeds thereof) to be subject to the Liens created under the Security Documents; provided, that immediately upon the ineffectiveness, lapse or termination of any such restriction, such equipment or real property shall cease to be an “Excluded Asset”; (vi) assets of the Company or any Guarantor located outside of the United States to the extent a Lien on such assets cannot be created and perfected under United States federal or state law; (vii) After-Acquired Property subject to Permitted Liens described in clauses (9), (10) or (32) of the definition of “Permitted Liens” so long as the documents governing such Permitted Liens do not permit any other Liens on such After-Acquired Property; provided, however, that Excluded Assets will not include (a) any proceeds, substitutions or replacements of any Excluded Assets referred to above (unless such proceeds, substitutions or replacements would constitute Excluded Assets or (b) any asset which secures obligations with respect to the Lenders Debt; (viii) any of the outstanding stock of a Foreign Subsidiary in excess of 65% of the voting power of all classes of capital stock of such Foreign Subsidiary entitled to vote; and (ix) locomotives and other rail equipment leased from third parties subject to leases and other similar contractual obligations with such third parties that do not permit such locomotives or other rail equipment to be subject to the Liens created under the Security Documents; provided, that immediately upon the ineffectiveness, lapse or termination of any such restriction, such equipment or property shall cease to be an “Excluded Asset.”

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

(a) contributions to its common equity capital, and

(b) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company, in each case designated as Excluded Contributions pursuant to an officers’ certificate executed by a senior vice president or the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Company or the Restricted Subsidiaries in existence on the Issue Date, plus interest accruing thereon.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, controller of the Company or the Restricted Subsidiary with respect to valuations not in excess of $10 million or determined in good faith by the Board of Directors of the Company or the Restricted Subsidiary with respect to valuations equal to or in excess of $10 million, as applicable, which determination will be conclusive (unless otherwise provided in the Indenture).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees or redeems, retires or extinguishes any Indebtedness (other than reductions in amounts outstanding under revolving facilities unless accompanied by a corresponding termination of commitment) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions, regardless of whether these cost savings could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of

(a) Consolidated Interest Expense,

(b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock (including any Designated Preferred Stock) or any Refunding Capital Stock of such Person, and

(c) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is (i) a controlled foreign corporation within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (a “CFC”) or (ii) organized in or under the laws of the United States, any state thereof or the District of Columbia and all of the material assets of such Restricted Subsidiary consist of stock in one or more CFCs.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the Indenture); provided that calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the Holders of notes.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Company’s Indenture Obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(b) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” means a holder of the notes.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent

(1) in respect of borrowed money,

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP, or

(4) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person;

provided, however, that Contingent Obligations shall be deemed not to constitute Indebtedness; and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means the intercreditor agreement dated as of the Issue Date among the ABL Agent, the Trustee, the Notes Collateral Agent, the Company and each Guarantor, as it may be amended from time to time in accordance with the Indenture.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel, moving and similar advances to officers, directors and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments,”

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Company.

“Issue Date” means June 23, 2009.

“Junior Lien Priority” means, relative to specified Indebtedness, having a Lien priority junior to that of the Lien in favor of the Noteholders on specified Notes Collateral and subject to the Intercreditor Agreement.

“Lenders Debt” means any (i) Indebtedness outstanding from time to time under the Credit Agreement, (ii) any Indebtedness which has a security interest in the ABL Collateral, and (iii) all cash management Obligations and Hedging Obligations incurred with any Bank Lender (or their affiliates).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means at any time, the Chairman of the Board, any President, any Executive Vice President or Vice President, any Managing Director, any Treasurer and any Secretary or other executive officer of any of the Parent, the Company or any Subsidiary of any such company at such time.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company, a Guarantor or any Restricted Subsidiary in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness secured by a Lien permitted under the Indenture on assets that do not constitute Notes Collateral required (other than required by clause (1) of the second paragraph of clause (a) “— Repurchase at the Option of Holders — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Note Documents” means the notes, the Notes Guarantees, the Indenture, the Security Documents and the Intercreditor Agreement.

“Noteholder Secured Parties” means the Trustee, Notes Collateral Agent and any successor or transferee of any of the foregoing.

“Note Parties” means the Company and the Guarantors.

“Notes Collateral Agent” means U.S. Bank National Association, in its capacity as “Collateral Agent” under the Indenture and under the Security Documents, and any successor thereto in such capacity.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the board of directors, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

“Other Pari Passu Lien Obligations” means any Additional Notes and any other Indebtedness having Pari Passu Lien Priority relative to the notes with respect to the Notes Collateral.

“Pari Passu Lien Priority” means, relative to specified Indebtedness, having a Lien priority equal to that of the Lien in favor of the Noteholders on specified Notes Collateral and subject to the Intercreditor Agreement.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the “Asset sales” covenant.

“Permitted Holders” means the collective reference to the Sponsor, its Affiliates and the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the applicable Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means

(a) any Investment in the Company or any Restricted Subsidiary;

(b) any Investment in cash and Cash Equivalents;

(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment:

(1) such Person becomes a Restricted Subsidiary; or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Issue Date;

(f) advances to employees not in excess of $5.0 million outstanding at any one time, in the aggregate;

(g) any Investment acquired by the Company or any Restricted Subsidiary:

(1) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable; or

(2) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Hedging Obligations permitted under clause (j) of the covenant described in “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(i) loans to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(j) any Investment in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $50.0 million and (y) 3.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(k) Investments the payment for which consists of Equity Interests of the Company, or any of its direct or indirect parents (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described in “— Certain Covenants — Limitation on Restricted Payments”;

(l) guarantees of Indebtedness permitted under the covenant described in “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(m) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(n) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(o) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (o) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $25.0 million and (y) 2.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(p) repurchases of the notes;

(q) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(r) any Investment in a Person (other than the Company or a Restricted Subsidiary) pursuant to the terms of any agreements in effect on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided, that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded (after giving effect to write-downs or write-offs with respect to such Investment), and is made in the same Person as the Investment replaced, refinanced or refunded;

(s) endorsements for collection or deposit in the ordinary course of business; and

(t) Investments relating to any special purpose wholly-owned subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and, in the case of Notes Collateral, such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings and, in the case of Notes Collateral, such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) Permitted Senior Easements and minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to the covenant described under ‘‘— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that any such Indebtedness has Pari Passu Lien Priority or Junior Lien Priority relative to the notes; provided further that at the time of incurrence and after giving pro forma effect thereto, the Consolidated Senior Secured Debt Ratio would be no greater than 3.5 to 1;

(7) Liens securing Indebtedness permitted to be incurred pursuant to the covenant described under ‘‘— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that any such Indebtedness has Pari Passu Lien Priority or Junior Lien Priority relative to the notes; provided further that the proceeds of such Indebtedness are used solely to finance the purchase or acquisition of Railroad Assets or Capital Stock of a Person 90% of whose assets are Railroad Assets (and/or the repayment of Acquired Indebtedness and/or fees and expenses incurred in connection therewith) and, in each case, such Railroad Assets or the assets of such Person, as the case may be, are pledged as Collateral and such Person becomes a Guarantor, and the principal amount of such Indebtedness does not exceed 4.0x pro forma EBITDA of such Railroad Assets or Person for the most recently ended four full fiscal quarters for which internal statements are available (with such pro forma adjustments for such acquisition or purchase as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio” (without duplication of the EBITDA of such Railroad Assets or Person included in the calculation of the Consolidated Senior Secured Debt Ratio for purposes of any lien incurred under the immediately preceding clause (6)));

(8) Liens existing on the Issue Date (other than Liens in favor of secured parties under the Credit Agreement);

(9) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the issuer or any Restricted Subsidiary;

(10) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the issuer or any Restricted Subsidiary;

(11) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and included in the Notes Collateral;

(12) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) leases and subleases of real property granted to others in the ordinary course of business so long as such leases and subleases are subordinate in all respects to the Liens granted and evidenced by the Security Documents and which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted subsidiaries;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(16) Liens in favor of the Company or any Guarantor;

(17) Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s client at which such equipment is located;

(18) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(19) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (8), (9), (10), (11), (12) and (16); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (8), (9), (10), (11), (12) and (16) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) the new Lien has no greater priority and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the notes and Holders thereof than the original Liens and the related Indebtedness;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do to exceed the greater of $10.0 million and 0.75% of Total Assets at any one time outstanding; provided that if such Liens attach to Collateral, such Liens have Pari Passu Lien Priority or Junior Lien Priority relative to the notes;

(21) Liens on ABL Collateral securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(22) Liens securing the notes outstanding on the Issue Date, Refinancing Indebtedness with respect to such notes and the Subsidiary Guarantees relating thereto and any obligations with respect to such notes, Refinancing Indebtedness and Subsidiary Guarantees;

(23) Liens on the Notes Collateral in favor of any collateral agent relating to such collateral agent’s administrative expenses with respect to the Notes Collateral;

(24) Liens to secure Indebtedness of any Foreign Subsidiary permitted by clause (r) of the second paragraph of the covenant entitled “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets of such Foreign Subsidiary;

(25) Licenses or sublicenses in the ordinary course of business;

(26) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(27) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(28) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(29) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(30) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(31) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and

(32) Liens securing Indebtedness permitted to be incurred pursuant to clause (d) of the second paragraph under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens extend only to the assets so financed, purchased, constructed or improved.

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Company may, in its sole discretion, classify or reclassify such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and the Company may divide and classify a Lien in more than one of the types of Permitted Liens in one of the above clauses.

“Permitted Senior Easements” means (a) easements that burden solely an asset which is not used in the operation of a short line railroad, (b) underground easements, (c) access, pedestrian and vehicular crossing, longitudinal driveway, public and private grade crossing and similar easements, (d) aerial easements or rights (including leases) granted in connection with communications, fiber optic or utility facilities (including easements for installation of cellular towers), (e) pylon sign and billboard easements and leases, (f) above-ground drainage or slope easements, (g) scenic and clear vision easements, (h) liens and easements given to a public utility or any municipality or governmental or other public authority when required or requested, or (i) easements, licenses, rights of way or similar encumbrances granted in the ordinary course of business; provided that in any case except clause (h), no material adverse effect on the fair market value of the property or the use of the property for railroad operations or the operation of the railroad line would result from granting such easement or other right.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the board of directors in good faith.

“Railroad Assets” means assets that are used or useful in the operation of short line or regional railroads and assets reasonably related thereto.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, the Indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and the Restricted Subsidiaries pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s Ratings Group.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the Commission promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, mortgages, deeds of trust, deeds to secure debt, collateral assignments, control agreements and related agreements (including, without limitation, finance statements under the Uniform Commercial Code of the relevant states), as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Notes Collateral as contemplated by the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the date of the Indenture or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor” means Fortress Investment Group LLC.

“Subordinated Indebtedness” means

(a) respect to the Company, any Indebtedness of the Company which is by its terms subordinated in right of payment to the notes, and

(b) respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Guarantee of such Guarantor.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Company and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Company for which internal financial statements are available immediately preceding the date on which any calculation of Total Assets is being made, with such pro forma adjustments for transactions consummated on or prior to or simultaneously with the date of the calculation as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Transactions” means the issuance of the notes offered on the Issue Date, the use of proceeds therefrom as described under the caption “Use of Proceeds” and other transactions in connection therewith or incidental thereto.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 1, 2013; provided, however, that if the period from the redemption date to July 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means

(1) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the board of directors of the Company, as provided below) and

(2) any Subsidiary of an Unrestricted Subsidiary.

The board of directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company,

(b) such designation complies with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and

(c) each of

(1) the Subsidiary to be so designated and

(2) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The board of directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing and either

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first sentence under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Book-Entry; Delivery and Form

The new notes initially will be represented in the form of one or more global notes in fully-registered book-entry form without interest coupons that will be deposited upon issuance with the trustee under the indenture, U.S. Bank National Association, as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” In addition, transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time. The notes may be presented for registration of transfer and exchange at the corporate trust office of the trustee.

Depositary Procedures

DTC has advised the Company that it is a limited-purpose trust company created to hold securities for its participating organizations, collectively referred to as the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, collectively referred to as the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it,

•	upon deposit of the global notes, DTC will credit the accounts of Participants with an interest in the global notes; and

•	ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof, will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

The laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer beneficial interest in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “— Exchange of Global Notes for Certificated Notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal, premium, if any, and interest on a global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, the indenture and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever.

Consequently, none of the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the new notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities accounts of a Euroclear or Clearstream Participant purchasing an interest in a note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a new note by or through a Euroclear or Clearstream Participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date. DTC has advised the Company that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange global notes for legended new notes in certificated form, and to distribute such new notes to its Participants.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for a certificated new note if:

•	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either case, the Company thereupon fails to appoint a successor depositary;

•	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the notes in certificated form; or

•	there shall have occurred and be continuing to occur a default or an event of default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated new notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated new notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement And Payment

The indenture requires that payments in respect of new notes represented by the global notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. With respect to certificated new notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The new notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated new notes will also be settled in immediately available funds.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The exchange of an old note for a new note pursuant to the exchange offer will not constitute a “significant modification” of the old note for U.S. federal income tax purposes and, accordingly, the new note received will be treated as a continuation of the old note in the hands of such holder. As a result, there will be no U.S. federal income tax consequences to a holder who exchanges an old note for a new note pursuant to the exchange offer and any such holder will have the same adjusted tax basis and holding period in the new note as it had in the old note immediately before the exchange. A holder who does not exchange its old notes for new notes pursuant to the exchange offer will not recognize any gain or loss, for U.S. federal income tax purposes, upon consummation of the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We on behalf of ourself and the subsidiary guarantors have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until February 1, 2010, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the old notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of 180 days after the completion of this exchange offer we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We and the subsidiary guarantors have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related guarantees will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of RailAmerica as of December 31, 2008 and 2007 (successor), the successor periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007, and predecessor period January 1, 2007 through February 14, 2007 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of RailAmerica for the year ended December 31, 2006 (predecessor) included in this prospectus and registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we have obtained or developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. This includes information relating to the railroad and freight transportation industries from several independent outside sources including the AAR, the American Short Line and Regional Railroad Association, the USDOT and the Canadian Ministry of Transport. See “Industry.”

Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our common stock is listed on the NYSE under the trading symbol of “RA.”

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets — For the Successor periods as of December 31, 2008 and December 31, 2007	F-4
Consolidated Statements of Operations — For the Successor Periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007, and Predecessor Periods January 1, 2007 through February 14, 2007 and January 1, 2006 through December 31, 2006
F-5
Consolidated Statements of Stockholders’ Equity — For the Predecessor periods ended December 31, 2006 and February 14, 2007 and the Successor periods ended December 31, 2007 and December 31, 2008	F-6
Consolidated Statements of Cash Flows — For the Successor Periods January 1, 2008 through December 31, 2008 and February 15, 2007 through December 31, 2007 and for the Predecessor Periods January 1, 2007 through February 14, 2007 and January 1, 2006 through December 31, 2006
F-7
Notes to Annual Consolidated Financial Statements	F-8
Consolidated Balance Sheets — For the Successor periods as of December 31, 2008 and June 30, 2009 (unaudited)	F-50
Consolidated Statements of Operations — For the Successor Periods January 1, 2009 through June 30, 2009 and January 1, 2008 through June 30, 2008 (unaudited)	F-51
Consolidated Statements of Cash Flows — For the Successor Periods January 1, 2009 through June 30, 2009 and January 1, 2008 through June 30, 2008 (unaudited)	F-52
Notes to Interim Consolidated Financial Statements	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
RailAmerica, Inc.

We have audited the accompanying consolidated balance sheets of RailAmerica, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008, the consolidated statements of operations, stockholders’ equity, and cash flows for the period February 15, 2007 to December 31, 2007 (Successor), and the consolidated statements of operations, stockholders’ equity, and cash flows for the period January 1, 2007 to February 14, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RailAmerica, Inc. at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, the consolidated results of their operations and their cash flows for the period February 15, 2007 to December 31, 2007 (Successor), and the consolidated results of their operations, and their cash flows for the period January 1, 2007 to February 14, 2007 (Predecessor) in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method for accounting for uncertainty for income taxes in 2007.

/s/ Ernst & Young LLP

October 19, 2009
Jacksonville, Florida

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RailAmerica, Inc.

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the results of operations and cash flows of RailAmerica, Inc. and its subsidiaries (“the Company”) for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
March 28, 2007, except for Note 21, for which the date is October 19, 2009

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor Company
	December 31,
	2008	2007
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$26,951	$15,387
Accounts and notes receivable, net of allowance of $3,338 and $2,384, respectively	76,384	89,965
Other current assets	18,480	11,968
Current deferred tax assets	5,854	9,537

Total current assets	127,669	126,857
Property, plant and equipment, net	953,604	970,505
Intangible assets	172,859	190,149
Goodwill	204,701	189,502
Other assets	16,561	6,226

Total assets	$1,475,394	$1,483,239

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$899	$627,434
Accounts payable	56,058	60,312
Accrued expenses	51,349	43,555

Total current liabilities	108,306	731,301
Long-term debt, less current maturities	628,681	9,507
Deferred income taxes	149,695	167,676
Other liabilities	117,192	62,006

Total liabilities	1,003,874	970,490

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 46,800,000 shares authorized; 43,531,272 shares issued and outstanding at December 31, 2008; and 43,198,650 shares issued and outstanding at December 31, 2007	435	432
Additional paid in capital and other	470,578	468,762
Retained earnings	50,029	33,502
Accumulated other comprehensive income (loss)	(49,522)	10,053

Total stockholders’ equity	471,520	512,749

Total liabilities and stockholders’ equity	$1,475,394	$1,483,239

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor Company		Predecessor Company
	For the Year	February 15,	January 1,	For the Year
	Ended	2007 through	2007 through	Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006
	(In thousands, except per share data)

Operating revenue	$508,466	$424,154	$55,766	$462,580
Operating expenses:
Transportation	278,241	236,156	43,949	278,314
Selling, general and administrative	102,876	87,474	8,387	99,515
Net gain on sale of assets	(1,697)	—	(27)	(3,384)
Impairment of assets	3,420	—	—	—
Depreciation and amortization	39,578	32,146	4,848	38,132

Total operating expenses	422,418	355,776	57,157	412,577

Operating income (loss)	86,048	68,378	(1,391)	50,003
Interest expense, including amortization costs of $10,083, $2,880, $68 and $560, respectively	(61,678)	(42,996)	(3,275)	(27,392)
Other income (loss)	(9,008)	7,129	284	—

Income (loss) from continuing operations before income taxes	15,362	32,511	(4,382)	22,611
Provision for (benefit from) income taxes	1,599	(1,747)	935	(4,809)

Income (loss) from continuing operations	13,763	34,258	(5,317)	27,420
Discontinued operations:
Gain (loss) on disposal of discontinued business (net of income taxes (benefit) of $697, $(385), $0 and $6,614, respectively)	2,764	(756)	—	9,060
Income from operations of discontinued business (net of income taxes of $97)	—	—	—	163

Net income (loss)	$16,527	$33,502	$(5,317)	$36,643

Basic earnings (loss) per common share:
Continuing operations	$0.32	$0.80	$(0.14)	$0.71
Discontinued operations	0.06	(0.02)	—	0.24

Net Income (Loss)	$0.38	$0.78	$(0.14)	$0.95
Diluted earnings (loss) per common share:
Continuing operations	$0.32	$0.80	$(0.14)	$0.70
Discontinued operations	0.06	(0.02)	—	0.23

Net Income (Loss)	$0.38	$0.78	$(0.14)	$0.93
Weighted average common shares outstanding:
Basic	43,443	42,950	39,104	38,650
Diluted	43,443	42,950	39,104	39,265

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Stockholders’ Equity
			Additional		Accumulated
	Number of		Paid-in		Other
	Shares	Par	Capital	Retained	Comprehensive
	Issued	Value	and Other	Earnings	Income (Loss)	Total
	(In thousands)

Predecessor Company
Balance, January 1, 2006	38,688	$39	$330,919	$67,628	$32,692	$431,278
Net income	—	—	—	36,643	—	36,643
Change in market value of derivative instruments, net	—	—	—	—	(967)	(967)
Realization of cumulative translation adjustment from the sale of Alberta Railroad Properties	—	—	—	—	(678)	(678)
Realization of cumulative translation adjustment from the disposal of E&N Railway	—	—	—	—	(2,000)	(2,000)
Cumulative translation adjustments	—	—	—	—	589	589

Total comprehensive income						33,587

Actuarial loss associated with pension and postretirement benefit plans	—	—	—	—	(1,382)	(1,382)
Issuance of common stock	26	—	242	—	—	242
Stock based compensation	217	—	2,224	—	—	2,224
Exercise of stock options	496	1	4,984	—	—	4,985
Tax benefit on exercise of stock options	—	—	563	—	—	563
Exercise of warrants	114	—	752	—	—	752

Balance, December 31, 2006	39,541	$40	$339,684	$104,271	$28,254	$472,249

Net loss	—	—	—	(5,317)	—	(5,317)
Change in market value of derivative instruments, net	—	—	—	—	(162)	(162)
Actuarial loss associated with pension and postretirement benefit plans	—	—	—	—	(181)	(181)
Cumulative translation adjustments	—	—	—	—	(945)	(945)

Total comprehensive loss						(6,605)

Adjustment to opening retained earnings for FIN 48 adoption	—	—	—	(3,855)	—	(3,855)
Issuance of common stock	12	—	113	—	—	113
Stock based compensation	(3)	—	3,492	—	—	3,492
Exercise of stock options	9	—	100	—	—	100

Balance, February 14, 2007	39,559	$40	$343,389	$95,099	$26,966	$465,494

Successor Company
Net income	—	—	—	33,502	—	33,502
Change in market value of derivative instruments, net	—	—	—	—	(16,907)	(16,907)
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	219	219
Cumulative translation adjustments	—	—	—	—	26,741	26,741

Total comprehensive income						43,555

Issuance of common stock	42,186	422	464,578	—	—	465,000
Contribution of interest rate swap	—	—	3,644	—	—	3,644
Stock based compensation	1,013	10	540	—	—	550

Balance, December 31, 2007	43,199	$432	$468,762	$33,502	$10,053	$512,749

Net income	—	—	—	16,527	—	16,527
Change in market value of derivative instruments, net	—	—	—	—	(25,812)	(25,812)
Actuarial gain associated with pension and postretirement benefit plans	—	—	—	—	1,019	1,019
Cumulative translation adjustments	—	—	—	—	(34,782)	(34,782)

Total comprehensive loss						(43,048)

Other equity contributions	71	1	1,049	—	—	1,050
Stock repurchases	(5)	—	(23)	—	—	(23)
Stock based compensation	269	2	790	—	—	792

Balance, December 31, 2008	43,531	$435	$470,578	$50,029	$(49,522)	$471,520

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor Company		Predecessor Company
		February 15,	January 1,
	Year Ended	2007 through	2007 through	Year Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$16,527	$33,502	$(5,317)	$36,643
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	49,118	36,447	4,917	38,772
Net loss (gain) on sale or disposal of properties	(1,738)	1,141	(27)	(19,058)
Foreign exchange loss (gain) on debt	8,260	(7,048)	—	—
Equity compensation costs	3,042	1,178	3,524	2,604
Deferred income taxes and other	(3,161)	(8,068)	1,105	(2,075)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	12,257	(14,225)	840	4,905
Other current assets	(5,861)	(3,677)	2,104	576
Accounts payable	(5,016)	6,947	(6,822)	(6,566)
Accrued expenses	7,196	19,582	(2,058)	4,453
Other assets and liabilities	2,948	2,152	(29)	349

Net cash provided by (used in) operating activities	83,572	67,931	(1,763)	60,603

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(61,282)	(65,400)	(5,545)	(70,425)
Proceeds from sale of assets	17,367	2,764	97	35,429
Deferred acquisition/disposition costs and other	(1,736)	—	—	—
Acquisition, net of cash acquired	—	(1,087,451)	—	—

Net cash used in investing activities	(45,651)	(1,150,087)	(5,448)	(34,996)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	625,000	37,601	48,400
Principal payments on long-term debt	(7,359)	(117)	(35,243)	(81,635)
Capital contribution	—	465,000	—	—
Proceeds from exercise of stock options and warrants	—	—	100	6,154
Sale of common stock	635	3,735	—	—
Financing costs	(18,075)	(4,677)	—	—

Net cash provided by (used in) financing activities	(24,799)	1,088,941	2,458	(27,081)

Effect of exchange rates on cash	(1,558)	608	(24)	(65)

Net increase (decrease) in cash	11,564	7,393	(4,777)	(1,539)
Cash, beginning of period	15,387	7,994	12,771	14,310

Cash, end of period	$26,951	$15,387	$7,994	$12,771

Supplemental cash flow information:
Interest Paid	$44,784	$40,241	$575	$26,535
Income Taxes Paid	$6,655	$2,779	$143	$3,694

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

RailAmerica, Inc. (“RailAmerica” or the “Company”) is one of the largest short line and regional rail service provider in North America, with 40 short line and regional railroads operating over approximately 7,500 miles of track in 27 states and three Canadian provinces. The Company’s principal operations consist of rail freight transportation and ancillary rail services.

On November 14, 2006, RR Acquisition Holding LLC, a Delaware limited liability company (“Holdings”) and RR Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Subsidiary”), both formed by investment funds managed by affiliates of Fortress Investment Group LLC (“Fortress”) entered into an Agreement and Plan of Merger (“Agreement”) with RailAmerica, a Delaware corporation. On February 14, 2007 shortly after the approval of the proposed merger by the shareholders of RailAmerica, Subsidiary merged with and into RailAmerica, with RailAmerica continuing as the entity surviving the merger as a wholly owned subsidiary of Holdings (the “Acquisition”).

Under the terms of the Agreement, purchase consideration consisted of the shareholders of RailAmerica receiving $16.35 in cash for each share of RailAmerica common stock plus the assumption of the outstanding debt. The total value of the transaction, including the refinancing of the existing debt, was approximately $1.1 billion. See Note 2 for further discussion of the acquisition transaction.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of RailAmerica and all of its subsidiaries. All of RailAmerica’s consolidated subsidiaries are wholly-owned. All intercompany balances and transactions have been eliminated.

BASIS OF PRESENTATION

The balance sheet as of December 31, 2007, which includes the Acquisition transaction, and the statements of operations, stockholders’ equity and cash flows for the post acquisition activity subsequent to February 14, 2007 are defined as those of the Successor Company and are referred to as “the period ended December 31, 2007.” The financial statements as of and for the year ended December 31, 2008 are also of the Successor Company. The statement of operations, stockholders’ equity and cash flows for the period of January 1, 2007 through February 14, 2007, are those of the Predecessor Company and are referred to as “the period ended February 14, 2007.” The financial statements as of and for the year ended December 31, 2006 are also of the Predecessor Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in demand deposit accounts, which at times may exceed insurance limits.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts are recorded by management based upon the Company’s historical experience of bad debts to sales, analysis of accounts receivable aging, and specific identification of customers in financial distress, i.e., bankruptcy or poor payment record. Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered.

Activity in the Company’s allowance for doubtful accounts was as follows (in thousands):

	2008	2007	2006

Balance, beginning of year	$2,384	$1,174	$573
Provisions	1,297	2,008	1,827
Charges	(343)	(798)	(1,226)

Balance, end of year	$3,338	$2,384	$1,174

MATERIALS AND SUPPLIES

Materials and supplies, which are included in other current assets in the consolidated balance sheet, are stated principally at average cost, which is not in excess of replacement cost. Materials are stated at an amount which does not exceed estimated realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which are recorded at historical cost, are depreciated and amortized on a straight-line basis over their estimated useful lives. Costs assigned to property purchased as part of an acquisition are based on the fair value of such assets on the date of acquisition.

The Company self-constructs portions of its track structure and rebuilds certain of its rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment in its track assets. Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. The Company periodically reviews, when impairment indicators are present, its assets for impairment by comparing the projected undiscounted cash flows of those assets to their recorded amounts. Impairment charges are based on the excess of the recorded amounts over their estimated fair value, as measured by discounted cash flows.

The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.

Depreciation has been computed using the straight-line method based on estimated useful lives as follows:

Buildings and improvements	20-33 years
Railroad track and ties	30-40 years
Railroad track improvements	3-10 years
Locomotives, transportation and other equipment	5-30 years
Office equipment and capitalized software	5-10 years

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of RailAmerica.

The Company reviews the carrying values of goodwill and identifiable intangible assets with indefinite lives at least annually to assess impairment since these assets are not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset’s implied fair value. Impairments are recognized when incurred. No circumstances have occurred to indicate the possibility of impairment and management believes that goodwill is not impaired based on the results of the annual impairment test.

For the indefinite-lived intangible assets the impairment test compares the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company has certain railroad leases that are recorded as indefinite-lived intangible assets.

AMORTIZABLE INTANGIBLE ASSETS

For amortizable intangible assets, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), requires a company to perform an impairment test on amortizable intangible assets when specific impairment indicators are present. The Company has amortizable intangible assets recorded at the fair value of locomotive, railcar and railroad leases as well as customer relationships or contracts. These intangible assets are generally amortized on a straight-line basis over the contractual length of the lease or expected economic longevity of the customer relationship, the facility served, or the length of the customer contract.

INCOME TAXES

The Company utilizes the liability method of accounting for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers. The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position, if that position more likely than not would not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings prior to the Acquisition (See Note 11, Income Tax Provision).

REVENUE RECOGNITION

The Company recognizes freight revenue after the freight has been moved from origin to destination, which is not materially different from the recognition of revenue as shipments progress due to the relatively short length of the Company’s railroads. Other revenue, which primarily includes demurrage, switching, and storage fees, is recognized when the service is performed.

FOREIGN CURRENCY TRANSLATION

The financial statements and transactions of the Company’s foreign operations are maintained in their local currency, which is their functional currency. Where local currencies are used, assets and liabilities are translated at current exchange rates in effect at the balance sheet date. Translation adjustments, which result from the process of translating the financial statements into U.S. dollars, are accumulated in the cumulative translation adjustment account, which is a component of accumulated other comprehensive income in stockholders’ equity. Revenue and expenses are translated at the average exchange rate for each period. Gains and losses from foreign currency transactions are included in net income. At December 31, 2008 and 2007, accumulated other comprehensive income (loss) included $8.0 million of cumulative translation losses and $26.7 million of cumulative translation gains, respectively. For the period ended December 31, 2008, other income (loss) includes $8.3 million related to exchange rate losses on U.S. dollar denominated debt held by a Canadian entity that has the Canadian dollar as its functional currency. The period ended December 31, 2007 includes $7.0 million related to exchange rate gains on U.S. dollar denominated debt held by a Canadian entity that has the Canadian dollar as its functional currency.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

•	Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

•	Long-term debt: The fair value of the Company’s long-term debt is based on secondary market indicators. Since the Company’s debt is not quoted, estimates are based on each obligation’s characteristics, including remaining maturities, interest rate, amortization schedule and liquidity. The carrying amount of the Company’s fixed rate and variable rate debt approximates its fair value.

•	Derivatives: The carrying value is based on fair value as of the balance sheet date. SFAS No. 157, “Fair Value Measurements” (SFAS 157) requires companies to maximize the use of observable inputs (Level 1 and Level 2), when available, and to minimize the use of unobservable inputs (Level 3) when determining fair value. The Company’s measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements. For derivative instruments in an asset position, the Company also analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability also must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. This methodology is a market approach, which under SFAS 157 utilizes Level 2 inputs as it uses market data for similar instruments in active markets.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157, except as it applies to those nonfinancial assets and nonfinancial liabilities, as noted in FSP 157-2, on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements. The Company is currently evaluating the provisions of FSP 157-2. In October 2008, the FASB also issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in a market that is not active. The Company is currently evaluating the provisions of FSP 157-3.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115” (SFAS 159). SFAS 159 permits, but does not require, entities to choose to measure many financial instruments and certain other items at fair value. The standard provides entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company adopted the provisions of SFAS 159 on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition-related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early adoption of SFAS 141R is prohibited. The Company does not anticipate that the adoption of SFAS 141R will have a material impact on its consolidated financial statements, absent any material business combinations or adjustments to pre-acquisition income tax contingencies.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the non-controlling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. The Company does not believe that this pronouncement will have a material impact on the Company’s consolidated financial statements.

2.	MERGER AND ACQUISITION TRANSACTION

As described in Note 1, Summary of Significant Accounting Policies, on February 14, 2007, RailAmerica and Fortress completed a merger in which RailAmerica was acquired by certain private equity funds managed by affiliates of Fortress.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to the terms of the agreement, purchase consideration consisted of the shareholders of RailAmerica receiving $16.35 in cash for each share of RailAmerica common stock plus the assumption of the outstanding debt of the Predecessor Company. The Acquisition was financed through a $465 million capital infusion from Holdings consisting of 41,850,000 common shares at $11.11 per share and refinancing the Predecessor Company’s amended and restated term facility with a $650 million bridge credit facility (See Note 9). The total value of the transaction, including the cash payments to stockholders and option holders, refinancing of the existing debt, and acquisition related costs, was approximately $1.1 billion.

The following table details the payments made for the Acquisition (in thousands):

Common stockholders	$639,115
Payoff of existing debt and accrued interest	397,541
Payments to option and warrant holders	28,838
Transaction costs	10,721
Severance of executives	11,236

Cash paid for acquisition	$1,087,451

In accordance with SFAS No. 141, “Business Combinations,” the Acquisition was accounted for under the purchase method of accounting. Under this method of accounting, assets acquired and liabilities assumed were recorded on the Successor Company’s balance sheet at their estimated fair value. In 2008, the Company finalized the purchase price allocation which resulted in an adjustment to the fair value of acquired property, plant and equipment, related income tax liabilities and goodwill. The table below reflects the change in the carrying amount of goodwill for the year ended December 31, 2008 (in thousands).

Balance as of December 31, 2007	$189,502
Impact of change in foreign exchange rates	(15,447)
Additions for tax liability adjustments	22,347
Additions for fixed asset value adjustments	8,299

Balance at December 31, 2008	$204,701

As a result of the Acquisition and the consideration paid, an estimated $174.3 million of goodwill was initially recorded on the Consolidated Balance Sheet of the Successor Company. During the period ended December 31, 2007, the goodwill balance increased by $15.2 million, to $189.5 million for foreign exchange translation adjustments. During 2008 the initial goodwill balance increased $30.6 million, as a result of the purchase price adjustments noted above and decreased by $15.4 million for foreign exchange translation adjustments. The main drivers of the goodwill were the Company’s historical revenue growth rate, as well as expectations for future revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) growth from organic and strategic initiatives including synergies from further integration of processes across the RailAmerica network. These expectations of future business performance were key factors influencing the premium paid for the RailAmerica business. The goodwill associated with this Acquisition is not deductible for tax purposes.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allocation of the purchase price is as follows (in thousands):

Current assets	$91,556
Intangible assets	188,757
Goodwill	204,979
Property, plant and equipment	907,815
Other assets	10,511

Total assets acquired	1,403,618

Current liabilities	(86,117)
Other long term liabilities	(45,475)
Deferred tax liabilities	(184,575)

Total liabilities assumed	(316,167)

Purchase price	$1,087,451

Perpetual railroad leases for trackage rights were considered indefinite-lived intangible assets and were assigned a value of $146.4 million. Definite-lived intangible asset classes were assigned the following amounts and weighted-average amortization periods (dollars in thousands):

		Weighted
	Value	Average Life
Intangible Asset Class	Assigned	(Years)

Customer Contracts	$24,495	5.3
Railroad Leases	9,835	16.8
Rolling stock Leases	2,107	4.5
Locomotive Leases	5,943	6.2

3.	EARNINGS PER SHARE

For the year ended December 31, 2008 and the period ended December 31, 2007, basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the year. The basic earnings per share calculation includes all vested and unvested restricted shares as a result of their dividend participation rights.

For the Predecessor period ended February 14, 2007, basic earnings per share is calculated using the weighted average number of common shares outstanding during the period.

For the Predecessor year ended December 31, 2006, diluted earnings per share is calculated using the sum of the weighted average number of common shares outstanding plus potentially dilutive common shares arising out of stock options, warrants and restricted shares. A total of 0.6 million options were excluded from the calculation as such securities were anti-dilutive.

For the Predecessor period January 1, 2007 through February 14, 2007, diluted earnings per share is calculated using the same number of shares as the basic earnings per share calculation because potentially dilutive common shares arising out of 2.8 million stock options and warrants and 0.4 million unvested restricted shares are anti-dilutive due to the net loss.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the income (loss) from continuing operations available for common stockholders and weighted average shares outstanding (in thousands):

	Successor Company		Predecessor Company
		February 15,	January 1,
	For the	2007	2007	For the
	Year Ended	through	through	Year Ended
	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Income (loss) from continuing operations available to common stockholders (basic and diluted)	$13,763	$34,258	$(5,317)	$27,420
Weighted average shares outstanding (basic)	43,443	42,950	39,104	38,650
Assumed conversion:
Options, warrants and unvested restricted stock	—	—	—	615

Weighted average shares outstanding (diluted)	43,443	42,950	39,104	39,265

4.	STOCK-BASED COMPENSATION

Predecessor Company

The Predecessor Company had an incentive compensation plan under which employees and non-employee directors were granted options to purchase shares of the Company’s common stock at the fair market value at the date of grant. Options generally vested in two or three years and expired ten years from the date of the grant. The Company had previously adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensations” but as of January 1, 2006, the Company adopted the prospective method of accounting for stock-based compensation under SFAS No. 123-R, “Share-Based Payment” (SFAS 123-R). As a result, the Company recognized additional compensation expense in the first nine months of 2006 related to unvested outstanding stock options and the Company’s Employee Stock Purchase Plan. The effect of the adoption of SFAS 123-R on the Company’s financial results for the year ended December 31, 2006 added $0.4 million of compensation expense to income from continuing operations, before income taxes, and $0.3 million, after income taxes.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: dividend yield of 0.0%; expected volatility of 44%; risk free interest rate of 5.0%; and expected lives of five years. The weighted average fair value of options granted during 2005 was $6.05 per share. There were no stock options granted during 2006 or 2007. Expected volatilities were based on historical volatility of the Predecessor Company’s common stock and other factors. The Predecessor used historical experience with exercise and post-vesting employment termination behavior to determine the options’ expected lives, which represent the period of time that options granted are expected to be outstanding. The risk free interest rate is based on the U.S. Treasury rate with a maturity date corresponding to the options’ expected lives. All stock options that were outstanding as of February 14, 2007, were fully vested and redeemed at the $16.35 per share purchase price.

The Predecessor Company maintained an Employee Stock Purchase Plan under which all full-time employees could purchase shares of common stock subject to an annual limit of $25,000 at a price equal to 85% of the fair market value of a share of the Company’s common stock on certain dates during the year. For the stub period ended February 14, 2007 and the year ended December 31, 2006, the Predecessor Company sold 12,576 and 26,147 shares of common stock, respectively, to employees under this plan. The impact of adopting SFAS 123-R on this plan was not material.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of stock options as of February 14, 2007, and changes during the year ended December 31, 2006 and period ended February 14, 2007, is presented below (aggregate intrinsic value in thousands):

				Weighted
		Weighted		Average
	Number of	Average	Aggregate	Remaining
	Outstanding	Exercise	Intrinsic	Contractual
	Options	Price	Value	Life

Outstanding at January 1, 2006	2,809,538	$10.50
Granted	0	$0.00
Exercised	(492,693)	$10.05
Forfeited	(590,736)	$11.98

Outstanding at December 31, 2006	1,726,109	$10.28	$10,013	4.93

Granted	0	$0.00
Exercised	(9,250)	$10.77
Forfeited	(2,750)	$10.19

Outstanding at February 14, 2007	1,714,109	$10.28	$10,411	4.80

Exercisable at February 14, 2007	1,714,109

As part of the acquisition, all outstanding stock options were cancelled and paid out upon the acquisition date and have been included as part of the purchase price.

The total intrinsic value of options exercised during the period ended February 14, 2007 and the year ended December 31, 2006 was $0.05 million and $1.0 million, respectively.

The Predecessor Company also had the ability to issue restricted shares under its incentive compensation plan. A summary of the status of restricted shares as of February 14, 2007 and December 31, 2006, changes during the periods then ended and the weighted average grant date fair values are presented below:

	Time Based		Performance Based		Deferred		Total

Balance at January 1, 2006	251,805	$10.42	72,502	$11.72	44,602	$11.67	368,909	$10.83
Granted	170,065	$11.14	67,335	$11.23	47,111	$11.35	284,511	$11.20
Vested	(106,487)	$10.81	(28,703)	$11.48	(39,894)	$11.61	(175,084)	$11.10
Cancelled	(21,375)	$10.59	(6,298)	$11.72	(3,481)	$11.65	(31,154)	$10.97

Balance at December 31, 2006	294,008	$10.68	104,836	$11.47	48,338	$11.41	447,182	$10.95

Granted	—	$0.00	—	$0.00	—	$0.00	—	$0.00
Vested	(293,483)	$10.68	(104,836)	$11.47	(48,338)	$11.41	(446,657)	$10.94
Cancelled	(525)	$11.44	—	$0.00	—	$0.00	(525)	$11.44

Balance at February 14, 2007	—	$0.00	—	$0.00	—	$0.00	—	$0.00

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the fair value of the restricted shares vested during the periods then ended is presented below:

	Time	Performance
Total Fair Value of Shares Vested	Based	Based	Deferred
	(In thousands)

January 1, 2007 through February 14, 2007	$4,798	$1,714	$790
Twelve months ended December 31, 2006	$1,060	$329	$464

Time based restricted stock awards were generally scheduled to vest over four to five years, although in some cases individual grants could have vested over one year, and were contingent on continued employment. The performance shares were to cliff vest at the end of three years based on achievement of compounded growth in earnings per share over a three year period. The deferred shares vested based upon years of service of the participating employee.

During the year ended December 31, 2006, the Board of Directors of the Predecessor Company approved the grant of restricted, performance and deferred shares of the Predecessor Company’s common stock to certain employees and non-employee directors. These grants were issued pursuant to the Company’s 1998 Executive Incentive Compensation Plan, as amended. The restricted shares granted to employees vested ratably at 25% per year over four years starting one year from the date of grant. The performance shares were to cliff vest at the end of three years based on achievement of compounded growth in earnings per share over a three year period. The deferred shares vested based upon years of service of the participating employee. The Predecessor Company recognized compensation expense of approximately $2.6 million during the twelve months ended December 31, 2006, related to the time based, performance and deferred shares. These amounts include $0.8 million of expense related to the early vesting of time based, performance and deferred shares as a result of employee terminations in June 2006. During the period ended February 14, 2007, the Predecessor Company recognized compensation expense of approximately $3.5 million related to the triggered vesting of the time based, performance and deferred shares in connection with the Acquisition and subsequent change in control.

During the year ended December 31, 2006, the Predecessor Company accepted 36,915 shares, respectively, in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation. During the period ended February 14, 2007, the Predecessor Company accepted 2,874 shares, in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

Successor Company

After the date of Acquisition and throughout 2007 and 2008, the Company entered into individual equity award agreements with employees, including executive officers, and consultants. During the period ended December 31, 2007, the Successor Company issued 832,500 time-based restricted shares to employees and 180,000 time-based restricted shares to consultants. During the year ended December 31, 2008, the Company issued 358,398 time-based restricted shares to employees. The restricted shares granted to employees are scheduled to vest over three to five year periods, while the shares issued to outside consultants were scheduled to vest over a period of three years. The grant date fair values of the restricted shares are based upon the fair market value of the Company at the time of grant. The Company engages an unrelated valuation specialist to perform a fair value analysis of the Company at the end of each quarter. In addition, as part of these equity award agreements, certain members of management purchased shares of common stock of the Company at fair market value on the date of purchase, while one was granted common shares with a value of $0.3 million during the year ended December 31, 2008.

Stock-based compensation expense related to restricted stock grants for the year ended December 31, 2008 and the period ended December 31, 2007 was $2.7 million and $1.2 million, respectively. Due to certain repurchase provisions that are at the grant date fair value in the equity award agreements entered into with employees, the granted restricted shares are accounted for as liabilities, rather than equity. As a result, $2.0 million and $0.6 million of the share based compensation expense has been presented in other liabilities as of December 31, 2008 and 2007, respectively. The remaining $0.7 million and $0.6 million of compensation expense is related to the equity award

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements with consultants and is reflected in additional paid in capital as of December 31, 2008 and 2007, respectively.

At December 31, 2008, there was $11.7 million of unrecognized compensation expense related to unvested restricted share compensation arrangements, which is expected to be recognized over a weighted average period of 3.18 years.

A summary of the status of restricted shares as of December 31, 2007 and 2008, and the changes during the periods then ended and the weighted average grant date fair values is presented below:

	Time Based

Balance at February 14, 2007	—	$0.00

Granted	1,012,500	$11.11
Vested	—	$0.00
Cancelled	—	$0.00

Balance at December 31, 2007	1,012,500	$11.11

Granted	358,398	$14.48
Vested	(177,480)	$11.11
Cancelled	(92,457)	$11.24

Balance at December 31, 2008	1,100,961	$12.20

5.	DISCONTINUED OPERATIONS

In the third quarter of 2007, the Successor Company entered into an agreement to sell all of the shares of its passenger train operations in Hawaii, the Lahaina Kaanapali & Pacific Railroad (“LKPR”), for $0.2 million in cash. An additional $0.2 million was received after closing to settle working capital adjustments. No gain or loss was recognized on the sale of the entity. The LKPR’s results of operations for the twelve months ended December 31, 2006, the periods ended February 14, 2007 and December 31, 2007 were not material.

In the third quarter of 2004, the Predecessor Company committed to a plan to dispose of the E&N Railway. As a result of several factors, including the expectation of minimal future cash flows and potential limitations on the use of certain real estate, the Predecessor Company did not expect significant proceeds from the disposal and accordingly recorded an impairment charge of $12.6 million in the third quarter of 2004. On March 24, 2006, the Predecessor transferred ownership of the E&N Railway’s operating assets to the Island Corridor Foundation in exchange for $0.9 million in cash and a promissory note of $0.3 million. Upon final transition of the operations on June 30, 2006, the Predecessor Company recorded a pre-tax gain of $2.5 million, or $2.4 million net of tax, in the gain from sale of discontinued operations. There were no results of operations in 2007.

The results of operations for the E&N Railway for the year ended December 31, 2006 were as follows (in thousands):

2006

Operating revenue	$1,405
Operating income	158
Income from discontinued operations	158
Income tax provision	53

Income from discontinued operations, net of income taxes	$105

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the fourth quarter of 2005, the Predecessor Company committed to a plan to dispose of the Alberta Railroad Properties, comprised of the Lakeland & Waterways Railway, Mackenzie Northern Railway and Central Western Railway. The sale of the Alberta Railroad Properties was completed in January 2006 for $22.1 million in cash. In conjunction with the completion of the sale in 2006, the Company recorded an additional tax provision on the sale of the discontinued operations of $1.1 million. In 2008, the Company settled working capital claims with the buyer and as a result recorded an adjustment of $1.3 million, or $1.2 million, after income taxes, through the gain on sale of discontinued operations.

The results of operations for the twelve months ended December 31, 2006 for the Alberta Railroad Properties were as follows (in thousands):

2006

Operating revenue	$1,337
Operating income	101
Income from discontinued operations	101
Income tax provision	43

Income from discontinued operations, net of tax	$58

In August 2004, the Company completed the sale of its Australian railroad, Freight Australia, to Pacific National for AUD $285 million (U.S. $204 million). The share sale agreement provided for an additional payment to the Company of AUD $7 million (U.S. $5 million), based on the changes in the net assets of Freight Australia from September 30, 2003 through August 31, 2004, which was received in December 2004, and also provided various representations and warranties by RailAmerica to the buyer. Potential claims against the Company for violations of most of the representations and warranties were capped at AUD $50 million (U.S. $39.5 million). No claims were asserted by the buyer. Accordingly, the Company reduced its reserve for warranty claims by $13.4 million, $8.0 million net of income taxes, through discontinued operations in the year ended December 31, 2006. During the years ended December 31, 2008, 2007, and 2006, the Company incurred additional consulting costs associated with sale of Freight Australia of $1.9 million or $1.3 million, after income taxes, $1.1 million or $0.8 million, after income taxes, and $0.3 million or $0.2 million, after income taxes, respectively, related to the Australian Taxation Office (“ATO”) audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale. In addition, the Company recognized foreign exchange gains of $4.0 million or $2.8 million, after income taxes, on tax reserves established in conjunction with the ATO audit during the year ended December 31, 2008. These amounts are reflected in the gain (loss) on sale of discontinued operations (See Note 15).

6.	OTHER BALANCE SHEET DATA

Other current assets consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Unbilled Reimbursable Projects	$12,171	$5,161
Other current assets	6,309	6,807

	$18,480	$11,968

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued expenses consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Accrued compensation and benefits	$12,354	$9,667
Accrued incident expense	10,236	10,648
Accrued interest expense	12,641	5,829
Other accrued liabilities	16,118	17,411

	$51,349	$43,555

Other long term liabilities consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

FIN 48 liability	$29,995	$18,222
Interest rate hedge liability	65,531	23,313
Other long term liabilities	21,666	20,471

	$117,192	$62,006

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Land	$186,835	$193,598
Buildings and improvements	4,975	15,202
Railroad track and improvements	761,051	724,047
Locomotives, transportation and other equipment	56,216	63,016

	1,009,077	995,863
Less: accumulated depreciation	(55,473)	(25,358)

	$953,604	$970,505

Depreciation expense, including amortization of assets recorded under capital leases, for the periods ended December 31, 2008, December 31, 2007, February 14, 2007 and December 31, 2006 was $31.9 million, $25.4 million, $4.6 million, and $36.3 million, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill, which totaled $204.7 million and $189.5 million as of December 31, 2008 and 2007, respectively, includes the excess of the purchase price over the fair value of the net tangible and intangible assets associated with the Acquisition. See Note 2 for further information on the change in goodwill value during the year.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the gross and net carrying amounts for each major class of intangible assets (in thousands):

	Successor Company at			Successor Company at
	December 31, 2008			December 31, 2007
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Amortizable intangible assets:
Customer contract intangibles	$24,495	$(8,906)	$15,589	$24,495	$(4,156)	$20,339
Railroad leases intangibles	9,835	(1,843)	7,992	9,835	(860)	8,975
Rolling stock leases intangibles	2,107	(1,115)	992	2,107	(536)	1,571
Locomotive leases intangibles	5,943	(2,578)	3,365	5,943	(1,238)	4,705
Non-amortizable intangible assets Railroad leases intangibles	143,426	—	143,426	153,064	—	153,064
Other intangible assets	1,495	—	1,495	1,495	—	1,495

Total intangible assets	$187,301	$(14,442)	$172,859	$196,939	$(6,790)	$190,149

The following table sets forth the amortization expense over the next five years (in thousands):

2009	$7,463
2010	7,033
2011	5,483
2012	2,389
2013	680
Thereafter	4,890

$27,938

The gross carrying value of non-amortizing railroad lease intangibles increased by $6.7 million for foreign exchange translation adjustments during the period of February 15, 2007 through December 31, 2007. The value subsequently decreased by $9.6 million during the year ended December 31, 2008 due to foreign exchange translation adjustments.

9.	LONG-TERM DEBT AND LEASES

Long-term debt consists of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007

Bridge Credit Facility:
U.S. Dollar Term Loan	$587,000	$587,000
Canadian Dollar Term Loan	38,000	38,000
U.S. Dollar Revolver	—	—
Canadian Dollar Revolver	—	—
Other long-term debt (including capital leases)	4,580	11,941

	629,580	636,941
Less: current maturities	899	627,434

Long-term debt, less current maturities	$628,681	$9,507

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$650 Million Bridge Credit Facility

As part of the merger transaction in which the Company was acquired by certain private equity funds managed by affiliates of Fortress, the Company terminated the commitments under its Amended and Restated Credit Agreement, as described below, and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, the Company entered into a $650 million bridge credit agreement. The facility consists of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. The Company entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at its option. Under the amended bridge credit facility agreement, the term loans and revolving loans bear interest at LIBOR plus 4.0% or 7.89% as of December 31, 2008. The bridge credit facility agreement originally matured on August 14, 2008, and as such, the outstanding loan balance under this agreement was reflected as a current liability on the consolidated balance sheet at December 31, 2007. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%. The outstanding borrowings under this facility are classified as non-current as the Company currently expects to exercise its option to extend the maturity to August 15, 2010. The $25 million revolving loan facility is available for immediate borrowing if necessary.

In November 2008, the Company entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted the Company to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers are collateralized by the assets of, and guaranteed, by the Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

The bridge credit facility agreement contains financial covenants that require the Company to meet a number of financial ratios and tests. The Company’s ability to meet these ratios and tests and to comply with other provisions of the bridge credit agreement can be affected by events beyond the Company’s control. Failure to comply with the obligations in the bridge credit facility agreement could result in an event of default, which, if not cured or waived, could permit acceleration of the term loans and revolving loans or other indebtedness which could have a material adverse effect on the Company. (See Note 19 for update on status of bridge credit facility.)

The aggregate annual maturities of long-term debt are as follows (in thousands):

2009	$899
2010	625,679
2011	826
2012	263
2013	268
Thereafter	1,645

$629,580

Amended and Restated $450 Million Senior Credit Facility

On September 29, 2004, the Company entered into an amended and restated $450 million senior credit facility. The facility originally consisted of a $350 million term loan facility, with a $313 million U.S. dollar tranche and a $37 million Canadian dollar tranche, and a $100 million revolving loan facility with a $90 million U.S. dollar

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tranche and a $10 million Canadian dollar tranche. The term loans had a maturity date of September 30, 2011 and required 1% annual principal amortization and carried interest rates of LIBOR plus 2.00%, or 7.375% as of February 14, 2007. The revolving loans had a maturity date of September 30, 2010 and carried an interest rate of LIBOR plus 2.00%. On September 30, 2005, the Company entered into Amendment No. 1 of its Amended and Restated Credit Agreement in connection with the acquisition of the Alcoa Railroad Group. This amendment added $75 million to the existing $313 million U.S. dollar tranche of the term loan facility. The additional $75 million matured and amortized on the same schedule as the rest of the term loan facility. This senior credit facility was repaid as part of the Acquisition transaction on February 14, 2007. (See Note 2)

The U.S. dollar term loan and the U.S. dollar denominated revolver of the amended and restated credit facility were collateralized by the assets of and guaranteed by the predecessor Company and most of its U.S. subsidiaries. The Canadian dollar term loan and the Canadian dollar denominated revolver of the amended and restated credit facility were collateralized by the assets of and guaranteed by the predecessor Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with UBS Securities LLC, as lead arranger, UBS AG, Stamford Branch, as administrative agent and The Bank of Nova Scotia as collateral agent.

Interest Rate Swaps

On February 14, 2007, the Company entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of swap started at $425 million for the period commencing February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period commencing November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period commencing November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, the Company is required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualifies, is designated and is accounted for as a cash flow hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The fair value of this swap was a net payable of $65.5 million and $23.3 million at December 31, 2008 and 2007, respectively. Interest expense of $0.1 million and $0.2 million was recognized during the successor periods ended December 31, 2008 and 2007, respectively, for the portion of the hedge deemed ineffective.

On June 3, 2005, the Predecessor Company entered into two interest rate swaps for a total notional amount of $100 million for the period from November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, the Company was required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 and thus had no fair value at December 31, 2007. The remaining interest rate swap’s fair value was a net receivable of $0.03 million at December 31, 2007. This interest rate swap terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008. Interest expense of $0.5 million and $0.4 million was recognized during the successor periods ended December 31, 2008 and 2007, respectively, for the portion of the hedge deemed ineffective.

On November 30, 2004, the Company entered into an interest rate swap for a notional amount of $100 million for the period from November 25, 2005 through November 24, 2007. The swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. Under the terms of the interest rate swap, the Company was required to pay a fixed interest rate of 4.05% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. This interest rate swap terminated as planned on November 24, 2007 and thus had no fair value at December 31, 2007. Interest expense of $0.8 million was recognized during the period ended December 31, 2007 for the portion of the hedge deemed ineffective.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

See Notes 1 and 13 for additional information regarding the fair value of derivative instruments.

Leases

The Company has several finance leases for equipment and locomotives. Certain of these leases are accounted for as capital leases and are presented separately below. The Company also operates some of its railroad properties under operating leases. The minimum annual lease commitments at December 31, 2008 are as follows (in thousands):

	Capital	Operating
	Leases	Leases

2009	$502	$23,616
2010	291	16,891
2011	467	10,451
2012	—	7,770
2013	—	3,876
Thereafter	—	27,749

Total minimum lease payments	$1,260	$90,353

Less amount representing interest	(81)

Total obligations under capital leases	$1,179

Less current maturities of obligations under capital leases	(502)

Obligations under capital leases payable after one year	$677

Rental expense under operating leases for continuing operations was approximately $31.5 million, $31.1 million, and $38.1 million, for the periods ended December 31, 2008, 2007 and 2006, respectively. Rental expense for the period ended February 14, 2007 was $4.8 million.

10.	COMMON STOCK TRANSACTIONS

Predecessor

All outstanding shares of common stock for the Predecessor Company were purchased and retired on the date of the Acquisition. This included all vested restricted stock and outstanding stock options. During the period ended February 14, 2007, the Predecessor Company accepted 2,874 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

As of January 1, 2007, the Predecessor Company had a total of 101,500 warrants convertible into 1,101,995 shares of common stock outstanding related to its previously repaid senior subordinated notes at an exercise price of $6.60 and with an expiration date of August 15, 2010. All outstanding warrants were paid out at $16.35 per common share on the date of Acquisition.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Successor

As part of the equity award plans adopted after the acquisition, the Company allows certain members of management to purchase shares of common stock of the Company. During the periods ended December 31, 2008 and 2007, certain members of management and consultants purchased an aggregate of 71,460 and 336,150 shares of common stock, respectively. Due to certain repurchase provisions in the purchase agreements, cash of $0.64 million and $3.74 million received for the purchase of shares has been classified as a liability as of December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, the Company accepted 4,779 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

11.	INCOME TAX PROVISION

Income (loss) from continuing operations before income taxes for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, consists of (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Domestic	$9,583	$9,560	$(5,058)	$18,976
Foreign subsidiaries	5,779	22,951	676	3,635

	$15,362	$32,511	$(4,382)	$22,611

The provision (benefit) for income taxes for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, consists of (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Federal income taxes:
Current	$—	$—	$—	$—
Deferred	(10,073)	(11,273)	(977)	(1,464)

	(10,073)	(11,273)	(977)	(1,464)

State income taxes:
Current	2,243	1,359	196	1,847
Deferred	3,952	1,151	(69)	1,150
Change in tax law	1,914	—	—	(11)

	8,109	2,510	127	2,986

Foreign income taxes
Current	3,214	3,790	(1,100)	2,252
Deferred	1,524	4,379	2,885	(183)
Change in tax law	(478)	(1,538)	—	(1,689)

	4,260	6,631	1,785	380

Total income tax provision (benefit)	$2,296	$(2,132)	$935	$1,902

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the total income tax provisions (benefits) for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006 (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Continuing operations	$1,599	$(1,747)	$935	$(4,809)
Discontinued operations	697	(385)	—	6,711

Total income tax provision (benefit)	$2,296	$(2,132)	$935	$1,902

The differences between the U.S. federal statutory tax rate and the Company’s effective rate from continuing operations for the year ended December 31, 2008, the period ended December 31, 2007, the Predecessor period ended February 14, 2007 and the Predecessor year ended December 31, 2006, are as follows (in thousands):

	December 31,	December 31,	February 14,	December 31,
	2008	2007	2007	2006

Income tax provision (benefit), at 35%	$5,377	$11,379	$(1,534)	$7,914
Statutory federal surtax exemption	—	—	—	(226)
Foreign dividend	3,283	—	—	—
Net expense due to difference between U.S. & Foreign tax rates	892	297	154	114
Net expense (benefit) due to change in tax law, apportionment factors and other adjustments	1,436	(1,538)	—	(1,700)
Permanent differences	393	(986)	2,786	(61)
Track maintenance credit	(16,278)	(13,858)	(1,725)	(12,990)
Net operating loss adjustment	—	—	796	—
FIN 48 contingencies and settlements	1,645	785	—	—
State income taxes, net	1,777	1,163	54	1,643
Other, net	(19)	294	(67)	397
Valuation allowance	3,093	717	471	100

Tax provision	$1,599	$(1,747)	$935	$(4,809)

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of deferred income tax assets and liabilities as of December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007

Deferred tax assets:
Net operating loss carryforward	$52,264	$55,991
Alternative minimum tax credit	1,365	1,473
Track maintenance credit/GO zone credits	94,819	65,748
Tax effect of unrecognized tax positions	7,300	4,072
Hedge transactions	25,823	10,002
Accrued expenses	13,592	12,888

Total deferred tax assets	195,163	150,174
Less: valuation allowance	(7,473)	(5,817)

Total deferred tax assets, net	187,690	144,357
Deferred tax liabilities:
Property, plant and equipment	(322,922)	(298,654)
Intangibles	(6,299)	(3,350)
Other	(2,310)	(492)

Total deferred tax liabilities	(331,531)	(302,496)

Net deferred tax liability	$(143,841)	$(158,139)

The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. It is management’s belief that it is more likely than not that a portion of the deferred tax assets will not be realized. The Company has established a valuation allowance of $7.5 million and $5.8 million at December 31, 2008 and 2007, respectively.

The following table summarizes the net operating loss carryforwards by jurisdiction as of December 31, 2008 (in thousands):

		Expiration
	Amount	Period

U.S. — Federal	$119,796	2020 - 2027
U.S. — State	224,384	2009 - 2028
Canada	622	2009 - 2027

	$344,802

The following table summarizes general business credits available to the Company in the U.S. as of December 31, 2008 (in thousands):

		Expiration
	Amount	Period

Track maintenance credit	$94,742	2025 - 2028
GO Zone tax credit	77	2026

Total credits	$94,819

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s net operating loss carryforwards and general business credits for federal and state income tax purposes are limited by Internal Revenue Code Section 382 and Internal Revenue Code Section 383, respectively.

The Company has taken an Accounting Principles Board (APB) No. 23, “Accounting for Income Taxes — Special Areas” position with respect to certain of its foreign earnings. As such, the Company has not accrued for the U.S. tax effects on the amount of its foreign earnings deemed to be permanently reinvested outside of the U.S. The amount of such earnings at December 31, 2008 was approximately $32 million. The U.S. tax effects of the permanently reinvested foreign earnings that have not been accrued were approximately $11 million. The Company has accrued for the U.S. tax effects on the amount of those foreign earnings that have been remitted during the year or are expected to be remitted in the future. On January 16, 2009, the Company received distributions of $5.5 million for which the U.S. tax effects were accrued as of December 31, 2008.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $4.9 million increase to reserves for uncertain tax positions. This increase, less offsetting long-term tax assets of $1.1 million, was recorded as a cumulative effect adjustment to the beginning balance of retained earnings on January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$12,890

Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	5,826
Reductions for tax positions of prior years	—
Settlements with taxing authorities	(494)
Lapse of statute of limitations	—

Balance at December 31, 2007	$18,222

Additions based on tax positions related to the current year	797
Additions for tax positions of prior years	15,804
Reductions for tax positions of prior years	(3,521)
Settlements with taxing authorities	—
Lapse of statute of limitations	(1,307)

Balance at December 31, 2008	$29,995

During 2008, approximately $10.8 million of the additions for tax provisions of prior years was recorded as an adjustment to goodwill and relates to tax positions that existed prior to the change in ownership that occurred on February 14, 2007. The $3.5 million of reductions for tax positions of prior years is attributable to foreign exchange translation gains, substantially all of which was attributable to the Company’s former Australian businesses, and is included in the results from discontinued operations. The entire balance of unrecognized benefits at December 31, 2008, if recognized, could affect the effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2008 and 2007, the Company recognized approximately $0.6 million and $0.8 million, respectively, of interest and penalties. The Company had approximately $9.1 million and $2.9 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

For a discussion of uncertainties related to the Australian tax matter see Note 15. The Company cannot predict the timing or ultimate outcome of this matter. However, it is reasonably possible that this matter could be resolved during the next 12 months that could result in a material change in the total amount of unrecognized tax benefits. (See Note 19 for additional information on the Australian tax matter.)

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. With few exceptions, the Company or one of its subsidiaries is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by authorities for years before 2002.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

In December 2007, the Successor Company entered into a one year capital lease agreement in the amount of $1.2 million for the lease of twenty-one locomotives from GE.

The amounts included in depreciation and amortization on the Consolidated Statement of Cash Flows are comprised of the depreciation and amortization expense for both continuing and discontinued operations as well as the amortization of deferred financing costs and ineffective portion of interest rate swaps.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses derivatives to hedge against increases in interest rates. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133 is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and reclassified into earnings in the period during which the hedge transaction affects earnings. During the successor periods ended December 31, 2008 and 2007 and predecessor periods ended February 14, 2007 and December 31, 2006, the Company reclassified $11.1 million, $1.6 million, $0.3 million and $2.5 million, respectively from other comprehensive loss to interest expense.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Due to the significance of fuel expenses to the operations of the Company and the volatility of fuel prices, the Predecessor Company periodically hedged against fluctuations in the price of its fuel purchases. The fuel hedging program included the use of derivatives that are accounted for as cash flow hedges under SFAS 133. For 2006, approximately 22% of the Company’s fuel costs were subject to fuel hedges. As of December 31, 2006, the Predecessor Company had entered into fuel hedge agreements for an average of 437,500 gallons per month for 2007 at an average rate of $2.32 per gallon, including transportation and distribution costs. The fair value of these hedges was a net payable of $0.9 million at December 31, 2006. Upon review of the fuel hedge program, management of the Successor Company determined that the fuel surcharge program effectively hedged the Company’s exposure to increases in fuel prices. As such, management discontinued the use of fuel hedges as a cash flow hedge and did not enter into any new hedging agreements in 2007. Transportation expense included income of $0.8 million and expense of $0.6 million during the periods ended December 31, 2007 and 2006, respectively, related to fuel hedges.

Fluctuations in the market interest rates affect the cost of the Successor Company’s borrowings under the bridge credit facility. At December 31, 2008, accumulated other comprehensive income included a loss of $42.7 million, net of income taxes of $26.2 million, relating to the interest rate swaps. At December 31, 2007,

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated other comprehensive income included a loss of $16.9 million, net of income taxes of $10.4 million, relating to the interest rate swaps. More information related to the interest rate hedges can be found under Note 8. Were the Company to refinance the bridge credit facility with terms different than the terms of the debt currently hedged, the hedged transaction would no longer be effective and any deferred gains or losses would be immediately recognized into income.

Management believes that the fair value of its bridge credit facility approximates its carrying value based on the variable rate nature of the financing, and for all other long-term debt based on current borrowing rates available with similar terms and maturities.

14.	PENSION AND OTHER BENEFIT PROGRAMS

Canadian Employees

The Company maintains a pension plan for a majority of its Canadian railroad employees, with both defined benefit and defined contribution components.

DEFINED CONTRIBUTION PLAN — The defined contribution component applies to a majority of the Company’s Canadian railroad employees that are not covered by the defined benefit component. The Company contributes 3% of a participating employee’s salary to the plan. Pension expense for the periods ended December 31, 2008, December 31, 2007, February 14, 2007, and December 31, 2006, for the defined contribution members was $0.7 million, $0.6 million, $0.1 million and $0.8 million, respectively.

DEFINED BENEFIT PLAN — The defined benefit component applies to approximately 60 employees who transferred employment directly from Canadian Pacific Railway Company (“CPR”) to a subsidiary of the Company. The defined benefit portion of the plan is a mirror plan of CPR’s defined benefit plan. The employees that transferred and joined the mirror plan were entitled to transfer or buy back prior years of service. As part of the arrangement, CPR transferred to the Company the appropriate value of each employee’s pension entitlement.

The assumed discount rate included below is based on rates of return on high-quality fixed-income investments currently available and expected to be available during the period up to maturity of the pension benefits. The rate of 7.5% used as of December 31, 2008 is within the range recommended by PC Bond Analytics. PC Bond Analytics distributes discount rate information to defined benefit plan sponsors to assist in reporting for pension disclosures. The discount rate data is derived from the 2008 PC Bond Analytics Database, which consists of data from Standard & Poor’s Institutional Market Services database as well as proprietary analysis created by PC Bond Analytics.

U.S. Employees

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code. The Company makes contributions to this plan at a rate of 50% of the employees’ contribution up to $2,500 for Railroad Retirement employees and $5,000 for FICA employees. An employee becomes 100% vested with respect to the employer contributions after completing four years of service. Employer contributions during the periods ended December 31, 2008, December 31, 2007, February 14, 2007 and December 31, 2006 were approximately $1.3 million, $1.1 million, $0.4 million and $1.3 million, respectively.

The Company maintains a pension and post retirement benefit plan for 43 employees who transferred employment directly from Alcoa, Inc. to RailAmerica, Inc. The defined benefit portion of the plan is a mirror plan of Alcoa’s Retirement Plan II, Rule IIE defined benefit plan. The accrued benefits earned under the Alcoa Pension Plan as of October 1, 2005 are an offset to the RailAmerica plan. No assets were transferred as part of the arrangement. However, the Company assumed accrued post retirement benefits of $2.6 million as part of the Alcoa Railroad acquisition in 2005.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the defined benefit plans for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	Canadian	U.S.	Total	Canadian	U.S.	Total	Canadian	U.S.	Total
	2008	2008	2008	2007	2007	2007	2006	2006	2006

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period	$10,781	$297	$11,078	$8,646	$181	$8,827	$6,994	$23	$7,017
Service cost	168	123	291	227	122	349	166	80	246
Interest cost	604	18	622	454	10	464	420	1	421
Plan participants’ contributions	122	0	122	113	0	113	116	0	116
Actuarial loss (gain)	(2,894)	$142	(2,752)	(139)	(16)	(155)	1,231	96	1,327
Benefits paid	(126)	$(8)	(134)	(125)	0	(125)	(280)	(19)	(299)
Foreign currency exchange rate changes	(2,159)	0	(2,159)	1,605	0	1,605	(1)	0	(1)

Benefit obligation at end of period	$6,496	$572	$7,068	$10,781	$297	$11,078	$8,646	$181	$8,827

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of period	$7,575	$168	$7,743	$6,143	$3	$6,146	$5,411	$0	$5,411
Actual return on plan assets	(1,177)	(2)	(1,179)	91	(5)	86	654	1	655
Employer contribution	350	185	535	262	170	432	243	21	264
Plan participants’ contributions	122	0	122	113	0	113	116	0	116
Benefits paid	(126)	(8)	(134)	(125)	0	(125)	(280)	(19)	(299)
Foreign currency exchange rate changes	(1,462)	0	(1,462)	1,091	0	1,091	(1)	0	(1)

Fair value of plan assets at end of period	$5,282	$343	$5,625	$7,575	$168	$7,743	$6,143	$3	$6,146

Funded status — (accrued) benefit cost	$(1,214)	$(229)	$(1,443)	$(3,206)	$(129)	$(3,335)	$(2,503)	$(178)	$(2,681)

ASSUMPTIONS
Discount rate	7.50%	6.25%	N/A	5.60%	5.75%	N/A	5.25%	5.50%	N/A
Expected return on plan assets	6.50%	6.00%	N/A	6.50%	6.00%	N/A	6.50%	6.00%	N/A
Rate of compensation increase	3.50%	4.56%	N/A	3.50%	4.56%	N/A	3.50%	4.56%	N/A
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD
Service cost	$168	$123	$291	$227	$122	$349	$166	$80	$246
Interest cost	604	18	622	454	10	464	420	1	421
Expected return on plan assets	(492)	(13)	(505)	(399)	(4)	(403)	(352)	0	(352)
Amortization of prior service cost	20	0	20	24	0	24	21	0	21
Amortization of net actuarial loss	127	5	132	141	7	148	52	0	52

Net periodic pension cost	$427	$133	$560	$447	$135	$582	$307	$81	$388

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Canadian	U.S.	Total

Expected Employer Contribution in 2009	$286	$208	$494
Expected Employee Contribution in 2009	100	0	100
Amortization of Loss in 2009	16	22	38
Amortization of Prior Service Cost in 2009	20	0	20
Expected Benefit Payments in
2009	$154	$20	$174
2010	180	29	209
2011	194	35	229
2012	220	44	264
2013	264	55	319
2014-2019	898	327	1,225

Prior to December 31, 2006, actuarial gains and losses and transition obligations were not recognized in the Company’s Consolidated Balance Sheets, but were only included in the footnote disclosures. Beginning on December 31, 2006, upon adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of AFSB Statements No. 87, 88, 106 and 132(R),” the Company began recognizing these costs through an adjustment to accumulated other comprehensive income (“AOCI”). Beginning in 2007, the Company recognized actuarial gains and losses in AOCI as they arise. The following table shows the pre-tax and after tax change in AOCI attributable to the components of the net cost and the change in benefit obligation.

	December 31,	December 31,
Adjustments to Accumulated Other Comprehensive Income	2008	2007
	(In thousands)

Unrecognized net actuarial loss	$1,332	$(82)
Unrecognized transition obligation	19	24

Total adjustment to AOCI, before tax	$1,351	$(58)

Total adjustment to AOCI, after tax	$904	$(38)

Plan Assets (Market Value) for the years ended:

	December 31,	December 31,	Target Allocation
	2008	2007	2009

Integra Strategic Allocated Pool Fund	100%	100%	100%
Fund holdings by class:
a) Equity securities	59.5%	60.0%	60.0%
b) Debt securities	39.7%	40.0%	40.0%
c) Real estate	0.0%	0.0%	0.0%
d) Other (including cash)	0.8%	0.0%	0.0%

Total	100.0%	100.0%	100.0%
Expected long-term rate of return on assets	6.50%	6.50%
Expected rate of return on equity securities	7.50%	7.50%
Expected rate of return on debt securities	5.50%	5.50%

The overall objective of the defined benefit portion of the Plan is to fund its liabilities by maximizing the long term rate of return through investments in a portfolio of money market instruments, bonds, and preferred and

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common equity securities while having regard to the yield, marketability and diversification of the investments. All assets are currently invested in readily marketable investments to provide sufficient liquidity. Investments are not permitted in derivative securities or in any asset class not listed below without the written approval of the Company.

The primary investment objective of the Plan is to achieve a rate of return that exceeds the Consumer Price Index by 4.0% over rolling four-year periods. The secondary investment objectives of the Plan are to achieve a rate of return that exceeds the benchmark portfolio by 0.7% before fees over rolling four-year periods and to rank above the median manager in comparable funds over rolling four-year periods.

The initial limits of the proportion of the market value of the portfolio that may be invested in the following classes of securities are:

	Policy	Minimum	Maximum
Asset Mix Limits:	Mix	Limit	Limit

Canadian Equity	30%	20%	40%
US Equity	15%	5%	20%
International Equity	15%	5%	20%
Real Estate	0%	0%	10%

Total Equity	60%	25%	70%

Bonds	40%	30%	75%
Mortgages	0%	0%	10%
Short Term	0%	0%	20%

Total Fixed Income	40%	30%	75%

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following chart summarizes the benefit obligations, assets, funded status and rate assumptions associated with the Alcoa Post-Retirement Benefit Plan for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	January 1, 2008 to	January 1, 2007 to	January 1, 2006 to
	December 31, 2008	December 31, 2007	December 31, 2006

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of period	$2,053	$2,307	$2,597
Service cost	45	49	48
Interest cost	128	132	121
Actuarial gain	(246)	(435)	(459)

Benefit obligation at end of period	$1,980	$2,053	$2,307

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of period	$0	$0	$0

Fair value of plan assets at end of period	$0	$0	$0

Funded status — (accrued) benefit cost	$(1,980)	$(2,053)	$(2,307)

ASSUMPTIONS
Discount rate	6.25%	5.75%	5.50%
Current year health care cost trend rate (Ultimate rate reached in 2006)	N/A	N/A	N/A
COMPONENTS OF NET PERIODIC BENEFIT COST IN PERIOD
Service cost	$45	$49	$48
Interest cost	128	132	121
Amortization of net actuarial gain	(60)	(20)	(16)

Net periodic benefit cost	$113	$161	$153

	December 31,	December 31,
Adjustments to Accumulated Other Comprehensive Income	2008	2007
	(In thousands)

Unrecognized net actuarial gain	$186	$415

Total adjustment to AOCI, before tax	$186	$415

Total adjustment to AOCI, after tax	$115	$257

Estimated Future
Benefit Payments
(In thousands)

2009	$16
2010	37
2011	54
2012	87
2013	125
2014 - 2018	830

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Settlement costs associated with litigation are included in Transportation expense on the Consolidated Statement of Operations.

The Company’s operations are subject to extensive environmental regulation. The Company records liabilities for remediation and restoration costs related to past activities when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of ongoing compliance activities to current operations are expensed as incurred. The Company’s recorded liabilities for these issues represent its best estimates (on an undiscounted basis) of remediation and restoration costs that may be required to comply with present laws and regulations. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the Federal Employers’ Liability Act (“FELA”). The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. At December 31, 2008 and 2007, the Company had $15.8 million and $14.4 million, respectively, accrued for personal injury claims and cases. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

The Company is subject to ongoing tax examinations and governmental assessments in various U.S. and foreign jurisdictions. Specifically, the Australian Taxation Office (“ATO”) initiated an audit, in November 2005, of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. The ATO is currently in the process of gathering information to better understand such transactions. When the ATO inquiry is completed, the Company expects to receive the ATO’s preliminary findings. In addition to potential liability to the ATO, certain tax indemnities in the share sale agreement could require indemnification payments to Pacific National. Should this audit determine that payments to ATO and/or Pacific National are warranted, such payments could be material. There have been recent discussions between the Company and the ATO. It is possible that this matter will be resolved within the next year. As of December 31, 2008, the estimated range of loss for this potential liability is zero to $24.7 million. (See Note 19 for update on the ATO matter.)

On August 28, 2005, a railcar containing styrene located on the Company’s Indiana & Ohio Railway (“I&O Railway”) property in Cincinnati, Ohio, began venting, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted, against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved with what the Company believes to be all potential individual claimants. In cooperation with the Company’s insurer, the Company has paid settlements to a substantial number of affected businesses, as well. All business interruption claims have been resolved. Total payments to-date exceed the self insured retention, so the I&O Railway’s liability for civil matters has likely been exhausted. The incident also triggered inquiries from the Federal Railroad Administration (FRA) and other federal, state and local authorities charged with investigating such incidents. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liability by the I&O Railway. Because of the chemical release, the US Environmental Protection Agency (“US EPA”) is investigating whether criminal negligence contributed to the incident, and whether charges should be pressed. A conference with the Company’s attorneys and the US EPA attorneys took place on January 14, 2009, at which time legal theories and evidence were discussed in an effort to influence the EPA’s charging decision. The meeting concluded before the matters were fully discussed and a continuance was scheduled for March 13, 2009. This continuance meeting was delayed by the US EPA attorneys and has not yet been rescheduled. Should this investigation lead to environmental crime charges against the I&O Railway, potential fines upon conviction could range widely and could be material. As of December 31, 2008, the Company has accrued $1.9 million for this incident, which is expected to be paid out within the next year.

16.	RELATED PARTY TRANSACTIONS

During 2008, the Company entered into four operating lease agreements with Florida East Coast Railway LLC, (“FECR”) an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC. Three of these agreements relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the year ended December 31, 2008, on a net basis the Company paid FECR an aggregate amount of $0.1 million, and at December 31, 2008, FECR had a net payable to the Company of $0.1 million. The fourth lease relates to the sub-leasing of office space by FECR to the Company. During 2008, FECR billed the Company $0.2 million under the sub-lease agreement, of which $0.1 million was payable to FECR at December 31, 2008. Separately from these agreements, the entities had shared management level employees who performed similar functions for both entities. The net impact of these shared services to each entity’s financial results is immaterial for the year ended December 31, 2008.

17.	RESTRUCTURING COSTS

RailAmerica relocated its corporate headquarters to Jacksonville, Florida during the first quarter of 2008 and as a result, the Company incurred facility closing costs and relocation expenses for this move during 2008 of approximately $6.1 million, including approximately $3.2 million of termination benefits, all classified within selling, general and administrative expenses. All cash termination benefits were paid in 2008. As of December 31, 2008, the Company had an accrual of $0.2 million relating to health benefits that extend into 2009 and 2010 for certain terminated employees.

18.	IMPAIRMENT OF ASSETS

During the first quarter of 2008 and in conjunction with the relocation of corporate headquarters to Jacksonville, Florida, the Company committed to a plan to dispose of the office building located in Boca Raton, Florida. As a result of the decline in the real estate market in South Florida, and after having received initial offers, the Company did not expect proceeds from this disposal to cover the carrying value of the assets and accordingly, recorded an impairment charge of $1.7 million during the year ended December 31, 2008. The building was sold in the third quarter of 2008 for $12.1 million, which approximated the carrying value subsequent to the impairment adjustment.

During the third quarter of 2008, the Company entered into a plan to dispose of surplus locomotives. Due to a deterioration in the value of the assets as a result of the weak economic conditions an impairment charge of $1.7 million was recorded during the year ended December 31, 2008. All of the equipment was sold as of December 31, 2008, with the sales proceeds approximating the remaining book value.

19.	SUBSEQUENT EVENTS

On July 13, 2008, the Company filed a petition with the Surface Transportation Board (“STB”) to abandon a portion of track (the “Coos Bay Line” or the “Line”) owned by its Central Oregon and Pacific Railroad (“CORP”). On July 11, 2008, the Oregon International Port of Coos Bay (“the Port”) filed an application to acquire, for

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

continued rail service, the portion of the Coos Bay Line at issue in this abandonment, as well as an additional segment of 17 miles. On October 31, 2008, the STB issued two decisions, the first of which ordered the CORP to sell the Coos Bay Line to the Port and the second granting the CORP the right to abandon the line if the sale to the Port did not close. Closing terms set by the STB included a sale price of $16.6 million and a closing date of February 18, 2009. The Port and the Company agreed to extend the closing date to March 13, 2009, at which time the Port completed the purchase of the Line from the CORP. The carrying value of this line approximates the agreed upon purchase price.

On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. As a result, the Company will reverse the recorded tax reserves in the second quarter of 2009 and record a benefit to the continuing operations tax provision of $2.4 million and an adjustment to the gain on sale of discontinued operations of $12.3 million.

On June 23, 2009, RailAmerica, Inc. sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s discount. The notes are secured by first-priority liens on substantially all of RailAmerica, Inc.’s and the guarantors’ assets. The guarantors are defined primarily as existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the units were used to repay the $625 million bridge credit facility and accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

RailAmerica, Inc. may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. RailAmerica, Inc. may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium. In addition, prior to July 1, 2012, RailAmerica, Inc. may redeem up to 35% of the senior secured notes at a redemption price of 109.25% of their principal amount with the proceeds from an equity offering. Subsequent to July 1, 2013, RailAmerica, Inc. may redeem the notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter.

In connection with the issuance of the senior secured notes on June 23, 2009, RailAmerica, Inc. and certain subsidiaries also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. At the time RailAmerica, Inc. entered into the Facility, it was estimated that there would be approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and Indenture contain various covenants and restrictions that will limit RailAmerica, Inc. and its restricted subsidiaries ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of July 27, 2009, RailAmerica, Inc. had no outstanding balance under the Facility.

Effective September 22, 2009, the Board of Directors approved a stock split of 90 to 1 and increased the total authorized shares to 500,000,000, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. All Successor period share and per share amounts have been adjusted to reflect the stock split.

On October 16, 2009, the Company completed an initial public offering of 22,000,000 shares of common stock at $15.00 per share. The Company sold 10,500,000 shares of common stock and the Initial Stockholder, RR Acquisition Holding LLC, sold 11,500,000 shares of common stock. Proceeds to the Company were

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$147.3 million net of the underwriters’ discount. The Company did not receive any proceeds from the sale of its common stock by the Initial Stockholder. The Company intends to use the net proceeds from the initial public offering for working capital and other general corporate purposes, including to redeem $74 million aggregate principal amount of the senior secured notes at a price equal to 103% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, as well as potential strategic investments and acquisitions. Immediately after the initial public offering, the Company had 54,346,930 shares of common stock outstanding. On October 16, 2009, the Company provided a notice of redemption to the indenture trustee and holders of the senior secured notes to redeem $74 million aggregate principal amount of the notes with a redemption date of November 16, 2009.

20.	SEGMENT INFORMATION

The Company’s continuing operations consists of one business segment, North American rail transportation. The North American rail transportation segment includes the operations of the Company’s railroad subsidiaries in the United States and Canada, as well as corporate expenses and has been restated for the exclusion of the Alberta Railroad Properties and E&N Railway operations, except for total assets and capital expenditures, due to their reclassification to discontinued operations.

Business and geographical segment information for the periods ended December 31, 2008, December 31, 2007, February 14, 2007, and December 31, 2006 is as follows (in thousands):

		North America
Year Ended December 31, 2008:	Consolidated	United States	Canada

Revenue	$508,466	$439,878	$68,588
Depreciation and amortization	39,578	37,016	2,562
Income from continuing operations before income taxes	15,362	9,403	5,959
Interest expense	61,678	58,693	2,985
Total assets	1,475,394	1,261,678	213,716
Capital expenditures	61,282	53,133	8,149

		North America
Period Ended December 31, 2007:	Consolidated	United States	Canada

Revenue	$424,154	$366,283	$57,871
Depreciation and amortization	32,146	30,328	1,818
Income from continuing operations before income taxes	32,511	9,536	22,975
Interest expense	42,996	40,447	2,549
Total assets	1,483,239	1,255,058	228,181
Capital expenditures	65,400	57,281	8,119

		North America
Period Ended February 14, 2007:	Consolidated	United States	Canada

Revenue	$55,766	$48,921	$6,845
Depreciation and amortization	4,848	3,887	961
Income (loss) from continuing operations before income taxes	(4,382)	(5,052)	670
Interest expense	3,275	2,973	302
Capital expenditures	5,545	5,394	151

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		North America
Year Ended December 31, 2006:	Consolidated	United States	Canada

Revenue	$462,580	$404,984	$57,596
Depreciation and amortization	38,132	29,866	8,266
Income from continuing operations before income taxes	22,611	19,004	3,607
Interest expense	27,392	25,031	2,361
Total assets	1,125,732	937,889	187,843
Capital expenditures	70,425	51,423	19,002

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Guarantor Financial Statement Information

In June 2009, RailAmerica, Inc. (the “Issuer”), sold in a private offering $740.0 million aggregate principal amount of 9.25% senior secured notes which mature on July 1, 2017. In October 2009, the Company filed with the Securities and Exchange Commission a Form S-4 registration statement to exchange the privately placed notes with registered notes. The terms of the registered notes are substantially identical to those of the privately placed notes. The notes are jointly and severally guaranteed on a senior secured basis by all of the Issuer’s existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by the Issuer. All amounts in the following tables are in thousands.

RailAmerica, Inc.

Consolidating Balance Sheet
December 31, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$3,204	$14,737	$9,010	$—	$26,951
Accounts and notes receivable, net of allowance	89	68,693	7,602	—	76,384
Other current assets	243	16,548	1,689	—	18,480
Current deferred tax assets	5,854	—	—	—	5,854

Total current assets	9,390	99,978	18,301	—	127,669

Property, plant and equipment, net	262	884,819	68,523	—	953,604
Intangible Assets	—	109,376	63,483	—	172,859
Goodwill	—	198,331	6,370		204,701
Other assets	4,531	11,148	882	—	16,561
Investment in and advances to affiliates	647,390	1,725,414	56,842	(2,429,646)	—

Total assets	$661,573	$3,029,066	$214,401	$(2,429,646)	$1,475,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$—	$899	$—	$—	$899
Accounts payable	3,310	45,781	6,967	—	56,058
Accrued expenses	9,214	36,849	5,286	—	51,349

Total current liabilities	12,524	83,529	12,253	—	108,306

Long-term debt, less current maturities	112,000	478,681	38,000	—	628,681
Deferred income taxes	(36,210)	171,067	14,838	—	149,695
Other liabilities	101,739	14,253	1,200	—	117,192
Stockholders’ equity:
Common stock	435	1,493	—	(1,493)	435
Additional paid-in capital	470,578	2,215,023	135,373	(2,350,396)	470,578
Retained earnings	50,029	64,775	21,605	(86,380)	50,029
Accumulated other comprehensive income (loss)	(49,522)	245	(8,868)	8,623	(49,522)

Total stockholders’ equity	471,520	2,281,536	148,110	(2,429,646)	471,520

Total liabilities and stockholders’ equity	$661,573	$3,029,066	$214,401	$(2,429,646)	$1,475,394

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the year ended December 31, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$214	$439,664	$68,588	$—	$508,466

Operating expenses:
Transportation	—	243,448	34,793	—	278,241
Selling, general and administrative	29,707	65,371	7,798	—	102,876
Net (gain) loss on sale of assets	—	(1,829)	132	—	(1,697)
Impairment of assets	—	3,420	—	—	3,420
Depreciation and amortization	209	36,807	2,562	—	39,578

Total operating expenses	29,916	347,217	45,285	—	422,418

Operating (loss) income	(29,702)	92,447	23,303	—	86,048
Interest expense	(19,464)	(39,229)	(2,985)	—	(61,678)
Equity in earnings of subsidiaries	44,612	—	—	(44,612)	—
Other income (loss)	19,078	(13,546)	(14,540)	—	(9,008)

Income (loss) from continuing operations before income taxes	14,524	39,672	5,778	(44,612)	15,362
Provision for (benefit from) income taxes	(2,003)	1,106	2,496	—	1,599

Income (loss) from continuing operations	16,527	38,566	3,282	(44,612)	13,763
Gain on disposal of discontinued business (net of tax)	—	1,548	1,216	—	2,764

Net income (loss)	$16,527	$40,114	$4,498	$(44,612)	$16,527

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the year ended December 31, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$16,527	$40,114	$4,498	$(44,612)	$16,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	1,904	43,690	3,524	—	49,118
Equity in earnings of subsidiaries	(44,612)	—	—	44,612	—
Gain on sale or disposal of properties	—	(522)	(1,216)	—	(1,738)
Foreign exchange loss on debt	—	—	8,260	—	8,260
Equity compensation costs	3,042	—	—	—	3,042
Deferred income taxes and other	(3,166)	1,695	(1,690)	—	(3,161)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(144)	10,681	1,720	—	12,257
Other current assets	2,048	(8,173)	264	—	(5,861)
Accounts payable	2,151	(5,903)	(1,264)	—	(5,016)
Accrued expenses	3,714	3,227	255	—	7,196
Other assets and liabilities	98	2,320	530	—	2,948

Net cash provided by (used in) operating activities	(18,438)	87,129	14,881	—	83,572

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(53,021)	(8,261)	—	(61,282)
Proceeds from sale of assets	—	16,016	1,351	—	17,367
Deferred acquisition/disposition costs and other	(1,736)	—	—	—	(1,736)

Net cash used in investing activities	(1,736)	(37,005)	(6,910)	—	(45,651)

Cash flows from financing activities:
Principal payments on long-term debt	—	(7,359)	—	—	(7,359)
(Disbursements)/receipts on intercompany debt	18,216	(16,208)	(2,008)	—	—
Sale of common stock	635	—	—	—	635
Financing costs	(3,552)	(13,084)	(1,439)	—	(18,075)

Net cash provided by (used in) financing activities	15,299	(36,651)	(3,447)	—	(24,799)

Effect of exchange rates on cash	—	—	(1,558)	—	(1,558)
Net (decrease) increase in cash	(4,875)	13,473	2,966	—	11,564
Cash, beginning of period	8,079	1,264	6,044	—	15,387

Cash, end of period	$3,204	$14,737	$9,010	$—	$26,951

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Balance Sheet
December 31, 2007

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$8,079	$1,264	$6,044	$—	$15,387
Accounts and notes receivable, net of allowance	(55)	79,375	10,645	—	89,965
Other current assets	2,290	8,375	1,303	—	11,968
Current deferred tax assets	9,537	—	—	—	9,537

Total current assets	19,851	89,014	17,992	—	126,857

Property, plant and equipment, net	471	886,798	83,236	—	970,505
Intangible Assets	—	117,027	73,122	—	190,149
Goodwill	—	182,854	6,648	—	189,502
Other assets	313	5,492	421	—	6,226
Investment in and advances to affiliates	653,192	1,689,043	53,750	(2,395,985)	—

Total assets	$673,827	$2,970,228	$235,169	$(2,395,985)	$1,483,239

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$112,000	$477,434	$38,000	$—	$627,434
Accounts payable	1,081	51,664	7,567	—	60,312
Accrued expenses	5,462	32,240	5,853	—	43,555

Total current liabilities	118,543	561,338	51,420	—	731,301

Long-term debt, less current maturities	—	9,507	—	—	9,507
Deferred income taxes	(3,369)	156,050	14,995	—	167,676
Other liabilities	45,904	12,887	3,215	—	62,006
Stockholders’ equity:
Common stock	432	1,493	—	(1,493)	432
Additional paid-in capital	468,762	2,204,302	126,034	(2,330,336)	468,762
Retained earnings	33,502	24,661	17,105	(41,766)	33,502
Accumulated other comprehensive income (loss)	10,053	(10)	22,400	(22,390)	10,053

Total stockholders’ equity	512,749	2,230,446	165,539	(2,395,985)	512,749

Total liabilities and stockholders’ equity	$673,827	$2,970,228	$235,169	$(2,395,985)	$1,483,239

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the Successor period February 15, 2007 through December 31, 2007

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$126	$366,157	$57,871	$—	$424,154

Operating expenses:
Transportation	—	209,137	27,019	—	236,156
Selling, general and administrative	17,319	63,258	6,897	—	87,474
Net gain on sale of assets	—	22	(22)	—	—
Depreciation and amortization	156	30,172	1,818	—	32,146

Total operating expenses	17,475	302,589	35,712	—	355,776

Operating (loss) income	(17,349)	63,568	22,159	—	68,378
Interest expense	(5,949)	(34,498)	(2,549)	—	(42,996)
Equity in earnings of subsidiaries	41,766	—	—	(41,766)	—
Other income (loss)	12,077	(8,289)	3,341	—	7,129

Income (loss) from continuing operations before income taxes	30,545	20,781	22,951	(41,766)	32,511
Provision for (benefit from) income taxes	(2,957)	(4,636)	5,846	—	(1,747)

Income (loss) from continuing operations	33,502	25,417	17,105	(41,766)	34,258
Gain on disposal of discontinued business (net of tax)	—	(756)	—	—	(756)

Net income (loss)	$33,502	$24,661	$17,105	$(41,766)	$33,502

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the Successor period February 15, 2007 through December 31, 2007

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$33,502	$24,661	$17,105	$(41,766)	$33,502
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	575	33,749	2,123	—	36,447
Equity in earnings of subsidiaries	(41,766)	—	—	41,766	—
Net loss on sale or disposal of properties	—	1,141	—	—	1,141
Foreign exchange gain on debt	—	—	(7,048)	—	(7,048)
Equity compensation costs	1,178	—	—	—	1,178
Deferred income taxes and other	(2,934)	(5,599)	465	—	(8,068)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	212	21,237	(35,674)	—	(14,225)
Other current assets	(1,900)	(2,100)	323	—	(3,677)
Accounts payable	19,898	(18,670)	5,719	—	6,947
Accrued expenses	4,658	13,699	1,225	—	19,582
Other assets and liabilities	785	1,224	143	—	2,152

Net cash provided by (used in) operating activities	14,208	69,342	(15,619)	—	67,931

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(57,281)	(8,119)	—	(65,400)
Proceeds from sale of assets	—	2,066	698	—	2,764
Acquisition, net of cash acquired	(694,478)	(390,536)	(2,437)	—	(1,087,451)

Net cash used in investing activities	(694,478)	(445,751)	(9,858)	—	(1,150,087)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	112,000	475,000	38,000	—	625,000
Principal payments on long-term debt	—	(117)	—	—	(117)
(Disbursements)/receipts on intercompany debt	102,030	(92,026)	(10,004)	—	—
Capital contribution	465,000	—	—	—	465,000
Sale of common stock	3,735	—	—	—	3,735
Financing costs	(720)	(3,670)	(287)	—	(4,677)

Net cash provided by financing activities	682,045	379,187	27,709	—	1,088,941

Effect of exchange rates on cash	—	—	608	—	608
Net increase in cash	1,775	2,778	2,840	—	7,393
Cash, beginning of period	6,304	(1,514)	3,204	—	7,994

Cash, end of period	$8,079	$1,264	$6,044	$—	$15,387

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the Predecessor period ended February 14, 2007

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$9	$48,912	$6,845	$—	$55,766

Operating expenses:
Transportation	—	39,019	4,930	—	43,949
Selling, general and administrative	6,815	1,603	(31)	—	8,387
Net gain on sale of assets	—	(20)	(7)	—	(27)
Depreciation and amortization	25	3,855	968	—	4,848

Total operating expenses	6,840	44,457	5,860	—	57,157

Operating (loss) income	(6,831)	4,455	985	—	(1,391)
Interest expense	69	(3,065)	(279)	—	(3,275)
Equity in earnings of subsidiaries	(1,384)	—	—	1,384	—
Other income (loss)	1,471	(1,157)	(30)	—	284

Income (loss) from continuing operations before income taxes	(6,675)	233	676	1,384	(4,382)
Provision for (benefit from) income taxes	(1,358)	508	1,785	—	935

Income (loss) from continuing operations	(5,317)	(275)	(1,109)	1,384	(5,317)
Gain on disposal of discontinued business (net of tax)	—	—	—	—	—

Net income (loss)	$(5,317)	$(275)	$(1,109)	$1,384	$(5,317)

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the Predecessor period ended February 14, 2007

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$(5,317)	$(275)	$(1,109)	$1,384	$(5,317)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	24	3,954	939	—	4,917
Equity in earnings of subsidiaries	1,384	—	—	(1,384)	—
Net gain on sale or disposal of properties	—	(20)	(7)	—	(27)
Equity compensation costs	3,524	—	—	—	3,524
Deferred income taxes and other	(1,188)	508	1,785	—	1,105
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	8	(31,989)	32,821	—	840
Other current assets	(20)	1,923	201	—	2,104
Accounts payable	(27,371)	24,877	(4,328)	—	(6,822)
Accrued expenses	(3,909)	1,862	(11)	—	(2,058)
Other assets and liabilities	40	(94)	25	—	(29)

Net cash provided by (used in) operating activities	(32,825)	746	30,316	—	(1,763)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(5,394)	(151)	—	(5,545)
Proceeds from sale of assets	—	89	8	—	97

Net cash used in investing activities	—	(5,305)	(143)	—	(5,448)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	34,000	3,601	—	37,601
Principal payments on long-term debt	—	(1,505)	(33,738)	—	(35,243)
(Disbursements)/receipts on intercompany debt	30,795	(29,894)	(901)	—	—
Proceeds from exercise of stock options and warrants	100	—	—	—	100

Net cash provided by (used in) financing activities	30,895	2,601	(31,038)	—	2,458

Effect of exchange rates on cash	—	—	(24)	—	(24)
Net (decrease) increase in cash	(1,930)	(1,958)	(889)	—	(4,777)
Cash, beginning of period	8,234	444	4,093	—	12,771

Cash, end of period	$6,304	$(1,514)	$3,204	$—	$7,994

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the Predecessor year ended December 31, 2006

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$363	$404,385	$57,832	$—	$462,580

Operating expenses:
Transportation	—	246,268	32,046	—	278,314
Selling, general and administrative	28,463	63,768	7,284	—	99,515
Net gain on sale of assets	—	(3,362)	(22)	—	(3,384)
Depreciation and amortization	201	29,352	8,579	—	38,132

Total operating expenses	28,664	336,026	47,887	—	412,577

Operating (loss) income	(28,301)	68,359	9,945	—	50,003
Interest expense	210	(24,988)	(2,614)	—	(27,392)
Equity in earnings of subsidiaries	47,308	—	—	(47,308)	—
Other income (loss)	18,900	(13,845)	(5,055)	—	—

Income (loss) from continuing operations before income taxes	38,117	29,526	2,276	(47,308)	22,611
Provision for (benefit from) income taxes	1,474	(5,898)	(385)	—	(4,809)

Income (loss) from continuing operations	36,643	35,424	2,661	(47,308)	27,420
Gain on disposal of discontinued business (net of tax)	—	6,695	2,365	—	9,060
Income from operations of discontinued business (net of tax)	—	—	163	—	163

Net income (loss)	$36,643	$42,119	$5,189	$(47,308)	$36,643

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the Predecessor year ended December 31, 2006

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$36,643	$42,119	$5,189	$(47,308)	$36,643
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	201	29,771	8,800	—	38,772
Equity in earnings of subsidiaries	(47,308)	—	—	47,308	—
Net loss on sale or disposal of properties	—	(16,507)	(2,551)	—	(19,058)
Equity compensation costs	2,604	—	—	—	2,604
Deferred income taxes and other	325	(636)	(1,764)	—	(2,075)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	18	3,906	981	—	4,905
Other current assets	38	59	479	—	576
Accounts payable	532	(5,118)	(1,980)	—	(6,566)
Accrued expenses	3,171	2,297	(1,015)	—	4,453
Other assets and liabilities	85	3,372	(3,108)	—	349

Net cash provided by (used in) operating activities	(3,691)	59,263	5,031	—	60,603

Cash flows from investing activities:
Purchase of property, plant and equipment	(26)	(51,749)	(18,650)	—	(70,425)
Proceeds from sale of assets	—	4,452	30,977	—	35,429

Net cash provided by (used in) investing activities	(26)	(47,297)	12,327	—	(34,996)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	48,400	—	—	48,400
Principal payments on long-term debt	—	(79,131)	(2,504)	—	(81,635)
(Disbursements)/receipts on intercompany debt	5,666	18,893	(24,559)	—	—
Proceeds from exercise of stock options and warrants	6,154	—	—	—	6,154

Net cash provided by (used in) financing activities	11,820	(11,838)	(27,063)	—	(27,081)

Effect of exchange rates on cash	—	—	(65)	—	(65)
Net (decrease) increase in cash	8,103	128	(9,770)	—	(1,539)
Cash, beginning of period	131	316	13,863	—	14,310

Cash, end of period	$8,234	$444	$4,093	$—	$12,771

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2009	2008
	(In thousands, except
	share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$23,930	$26,951
Accounts and notes receivable, net of allowance of $3,983 and $3,338, respectively	76,146	76,384
Other current assets	16,403	18,480
Current deferred tax assets	5,854	5,854

Total current assets	122,333	127,669
Property, plant and equipment, net	948,883	953,604
Intangible assets	172,445	172,859
Goodwill	205,048	204,701
Other assets	20,374	16,561

Total assets	$1,469,083	$1,475,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$709	$899
Accounts payable	47,985	56,058
Accrued expenses	28,266	51,349

Total current liabilities	76,960	108,306
Long-term debt, less current maturities	3,286	628,681
Senior secured notes	709,889	—
Deferred income taxes	163,455	149,695
Other liabilities	32,459	117,192

Total liabilities	986,049	1,003,874

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 46,800,000 shares authorized; 43,723,521 shares issued and outstanding at June 30, 2009; and 43,531,272 shares issued and outstanding at December 31, 2008	437	435
Additional paid in capital and other	470,509	470,578
Retained earnings	49,771	50,029
Accumulated other comprehensive loss	(37,683)	(49,522)

Total stockholders’ equity	483,034	471,520

Total liabilities and stockholders’ equity	$1,469,083	$1,475,394

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended
	June 30,
	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Operating revenue	$206,483	$255,240
Operating expenses:
Transportation	91,450	144,364
Selling, general and administrative	48,144	50,105
Net gain on sale of assets	1,014	(98)
Depreciation and amortization	20,566	19,599

Total operating expenses	161,174	213,970

Operating income	45,309	41,270
Interest expense, including amortization costs (including amortization of swap termination costs of $972 and $0)	(35,263)	(24,334)
Other income (loss)	(1,420)	(1,340)

Income from continuing operations before income taxes	8,626	15,596
Provision for income taxes	2,350	10,525

Income from continuing operations	6,276	5,071
Discontinued operations:
Gain (loss) on disposal of discontinued business (net of income taxes (benefit) of $322 and $(153), respectively)	12,951	(297)

Net income	$19,227	$4,774

Dividends declared and paid per common share	$0.46	$—
Basic earnings (loss) per common share:
Continuing operations	$0.15	$0.12
Discontinued operations	0.30	(0.01)

Net Income	$0.45	$0.11
Diluted earnings (loss) per common share:
Continuing operations	$0.15	$0.12
Discontinued operations	0.30	(0.01)

Net Income	$0.45	$0.11
Weighted Average common shares outstanding:
Basic	43,672	43,337
Diluted	43,672	43,337

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2009	2008
	(In thousands)
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,227	$4,774
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of debt issuance costs classified in interest expense	28,150	21,688
Amortization of swap termination costs	972	—
Net (gain) loss on sale or disposal of properties	(12,258)	353
Foreign exchange (gain) loss on debt	(1,160)	1,340
Swap termination costs	(55,750)	—
Write-off of deferred financing costs	2,593	—
Equity compensation costs	1,942	1,695
Deferred income taxes	664	10,372
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	707	7,828
Other current assets	2,225	2,622
Accounts payable	(9,087)	(8,309)
Accrued expenses	(22,471)	(3,927)
Other assets and liabilities	888	318

Net cash (used in) provided by operating activities	(43,358)	38,754

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(25,766)	(29,625)
Proceeds from sale of assets	19,620	690
Deferred acquisition/disposition costs and other	(355)	—

Net cash used in investing activities	(6,501)	(28,935)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	709,830	—
Principal payments on long-term debt	(625,585)	(1,290)
Dividends paid to common stockholders	(19,485)	—
Sale of common stock	—	635
Deferred financing costs paid	(17,863)	—

Net cash provided by (used in) financing activities	46,897	(655)

Effect of exchange rates on cash	(59)	(167)

Net (decrease) increase in cash	(3,021)	8,997
Cash, beginning of period	26,951	15,387

Cash, end of period	$23,930	$24,384

Supplemental cash flow information:
Interest paid	$37,558	$23,511
Income taxes paid	$1,713	$3,996

The accompanying Notes are an integral part of the Consolidated Financial Statements.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The interim consolidated financial statements presented herein include the accounts of RailAmerica, Inc. and all of its subsidiaries (“RailAmerica” or the “Company”). All of RailAmerica’s consolidated subsidiaries are wholly-owned. All significant intercompany transactions and accounts have been eliminated in consolidation. These interim consolidated financial statements have been prepared by the Company, without audit, and accordingly do not contain all disclosures which would be required in a full set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the unaudited financial statements for the six months ended June 30, 2009 and 2008, are presented on a basis consistent with the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair statement of the results for interim periods. The results of operations for interim periods are not necessarily indicative of results of operations for the full year. The consolidated balance sheet data for 2008 was derived from the Company’s audited financial statements for the year ended December 31, 2008, but does not include all disclosures required by U.S. GAAP. In addition, in preparing the consolidated financial statements, management has reviewed and considered all significant events occurring subsequent to June 30, 2009, to September 1, 2009, the date of the issuance of the interim consolidated financial statements, and up until the reissuance date of October 19, 2009.

Organization

RailAmerica is one of the largest owners and operators of short line and regional freight railroads in North America, measured in terms of total track miles, operating a portfolio of 40 individual railroads with approximately 7,500 miles of track in 27 states and three Canadian provinces. The Company’s principal operations consist of rail freight transportation and ancillary rail services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued FSP SFAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP SFAS 141R-1), which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination as set forth in SFAS 141R. This FSP requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This FSP also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of FSP SFAS 141R-1 as appropriate to its future business combinations with an acquisition date on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157 for its financial assets and liabilities on January 1, 2008, and it did not have a material impact on its consolidated financial statements. On January 1, 2009, the Company adopted SFAS 157 for all of its nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, and it did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS 141R). SFAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141R also requires that acquisition related costs are expensed as incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and interim periods within those years. Early adoption of SFAS 141R is prohibited. The Company will apply the provisions of SFAS 141R as appropriate to its future business combinations and adjustments to pre-acquisition tax contingencies related to acquisitions prior to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)” (SFAS 160). SFAS 160 requires that noncontrolling (minority) interests are reported as a component of equity, that net income attributable to the parent and to the noncontrolling interest is separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. Adoption of this pronouncement on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and how these items affect a company’s financial position, results of operations and cash flows. SFAS 161 affects only these disclosures and does not change the accounting for derivatives. SFAS 161 has been applied prospectively beginning with the first quarter of the 2009 fiscal year.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1). FSP FAS 107-1 requires expanded fair value disclosures for all financial instruments within the scope of FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments.” These disclosures are required for interim periods for publicly traded entities. In addition, entities are required to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis. The Company has applied this Staff Position effective with its 2009 second quarter.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 defines the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and the Company has applied SFAS 165 effective with its 2009 second quarter.

In June 2009, the FASB issued SFAS No. 167, “Consolidation of Variable Interest Entities” (SFAS 167). SFAS 167 alters how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity’s purpose and design and the parent company’s ability to direct the entity’s actions. SFAS 167 is effective commencing with the 2010 fiscal year. The Company is currently evaluating the effects, if any, that adoption of this standard will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (SFAS 168). SFAS 168 authorized the Codification as the sole source for authoritative U.S. GAAP and any accounting literature that is not in the Codification will be considered nonauthoritative. SFAS 168 will be effective commencing with the Company’s 2009 third quarter and is not anticipated to have a material effect on its consolidated financial statements.

3.	EARNINGS PER SHARE

For the six months ended June 30, 2009 and 2008, basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the year. The basic earnings per share calculation includes all vested and unvested restricted shares as a result of their dividend participation rights.

The following is a summary of the income from continuing operations available for common stockholders and weighted average shares outstanding (in thousands):

	For the Six Months Ended June 30,
	2009	2008

Income from continuing operations (basic and diluted)	$6,276	$5,071
Compensation expense recorded for dividends paid to unvested restricted shares, net of tax	307	—

Income from continuing operations available to common stockholders (basic and diluted)	$6,583	$5,071

Weighted average shares outstanding (basic and diluted)	43,672	43,337

4.	STOCK-BASED COMPENSATION

The Company has the ability to issue restricted shares under its incentive compensation plan. Restricted shares granted to employees are scheduled to vest over three to five year periods. The grant date fair values of the restricted shares are based upon the fair market value of the Company at the time of grant. The Company engages an unrelated valuation specialist to perform a fair value analysis of the Company at the end of each quarter.

Stock-based compensation expense related to restricted stock grants for the six months ended June 30, 2009 was $1.9 million. Stock-based compensation expense related to restricted stock grants for the six months ended June 30, 2008 was $1.7 million. Due to certain repurchase provisions which are at the grant date fair value in the equity award agreements entered into with employees, the granted restricted shares are accounted for as liabilities, rather than equity. As a result, the share based compensation expense incurred has been presented in other liabilities. As of June 30, 2009 and December 31, 2008, other liabilities includes $3.9 million and $2.6 million, respectively, of shared based compensation.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of restricted shares as of December 31, 2008 and June 30, 2009, and the changes during the periods then ended and the weighted average grant date fair values is presented below:

	Time Based

Balance at December 31, 2008	1,100,961	$12.20

Granted	256,176	$15.47
Vested	(185,004)	$12.11
Cancelled	(17,073)	$11.96

Balance at June 30, 2009	1,155,060	$12.88

5.	DISCONTINUED OPERATIONS

During the fourth quarter of 2005, the Company committed to a plan to dispose of the Alberta Railroad Properties, comprised of the Lakeland & Waterways Railway, Mackenzie Northern Railway and Central Western Railway. The sale of the Alberta Railroad Properties was completed in January 2006 for $22.1 million in cash. In the six months ended June 30, 2009, the Company recorded an adjustment of $0.3 million, or $0.2 million, after tax, as a gain on sale of discontinued operations related to outstanding liabilities associated with the disposed entities.

In August 2004, the Company completed the sale of its Australian railroad, Freight Australia, to Pacific National for AUD $285 million (US $204 million). During the six months ended June 30, 2008, the Company incurred additional consulting costs associated with the sale of Freight Australia of $0.5 million and $0.3 million, after tax, related to the Australian Taxation Office (“ATO”) audit of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company has removed the previously recorded tax reserves as of June 30, 2009, resulting in a benefit to the continuing operations tax provision of $2.5 million related to the accrual of interest subsequent to the Company’s acquisition, an adjustment to the gain on sale of discontinued operations of $12.3 million and reduced its accrual for consulting fees resulting in a gain on sale of discontinued operations of $0.7 million, or $0.5 million, after tax.

6.	LONG-TERM DEBT

$740 Million 9.25% Senior Secured Notes

On June 23, 2009, the Company, (“Issuer”) sold $740.0 million of 9.25% senior secured notes due July 1, 2017 in a private offering, for gross proceeds of $709.8 million after deducting the initial purchaser’s fees. The notes are secured by first-priority liens on substantially all of Company’s and the guarantors’ assets. The guarantors are defined essentially as our existing and future wholly-owned domestic restricted subsidiaries. The net proceeds received from the issuance of the notes were used to repay the outstanding balance of the $650 million bridge credit facility, as described below, and $7.4 million of accrued interest thereon, pay costs of $57.1 million to terminate interest rate swap arrangements, including $1.3 million of accrued interest, entered into in connection with the bridge credit facility and pay fees and expenses related to the offering and for general corporate purposes.

The Company may redeem up to 10% of the aggregate principal amount of the notes issued during any 12-month period commencing on the issue date at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. The Company may also redeem some or all of the notes at any time before July 1, 2013, at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. In addition, prior to July 1, 2012, the Company may redeem up to 35% of the notes at a redemption price of 109.25% of their principal amount thereof plus accrued and unpaid interest, if any, with the proceeds from an equity offering. Subsequent to July 1, 2013, the Company may redeem the

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

notes at 104.625% of their principal amount. The premium then reduces to 102.313% commencing on July 1, 2014 and then 100% on July 1, 2015 and thereafter.

$40 Million ABL Facility

In connection with the issuance of the senior secured notes on June 23, 2009, the Company also entered into a $40 million Asset Backed Loan Facility (“ABL Facility” or “Facility”). The Facility matures on July 23, 2013 and bears interest at LIBOR plus 4.00%. Obligations under the ABL Facility are secured by a first-priority lien in the ABL Collateral. ABL Collateral includes accounts receivable, deposit accounts, securities accounts and cash. As of June 30, 2009, there was approximately $25 million of undrawn availability, taking into account borrowing base limitations.

The Facility and Indenture contain various covenants and restrictions that will limit the Company and its restricted subsidiaries ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, and enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings would be used for general corporate purposes. As of June 30, 2009, the Company had no outstanding balance under the Facility.

$650 Million Bridge Credit Facility

As part of the merger transaction in which the Company was acquired by certain private equity funds managed by affiliates of Fortress Investment Group LLC (Fortress), the Company terminated the commitments under its former Amended and Restated Credit Agreement and repaid all outstanding loans and other obligations in full under this agreement. In order to fund this repayment of debt and complete the merger transaction, on February 14, 2007, the Company entered into a $650 million bridge credit facility agreement. The facility consisted of a $587 million U.S. dollar term loan commitment and a $38 million Canadian dollar term loan commitment, as well as a $25 million revolving loan facility with a $20 million U.S. dollar tranche and a $5 million Canadian dollar tranche. The Company entered into an amendment on July 1, 2008 to extend the maturity of the bridge credit facility for one year with an additional one year extension at its option. Under the amended bridge credit facility agreement, the term loans and revolving loans carried an interest rate of LIBOR plus 4.0%. Prior to amendment, the bridge credit facility agreement, including the revolving loans, paid interest at LIBOR plus 2.25%. The outstanding borrowings under this facility were classified as non-current as of December 31, 2008, as the Company had the intent and ability to exercise its option to extend the maturity to August 15, 2010. The $25 million revolving loan facility was available for immediate borrowing if necessary.

In November 2008, the Company entered into Amendment No. 1 to the amended bridge credit facility agreement which permitted the Company to enter into employee and office space sharing agreements with affiliates and included a technical amendment to the definitions of interest coverage ratio and interest expense.

The U.S. and Canadian dollar term loans and the U.S. and Canadian dollar revolvers were collateralized by the assets of and guaranteed by the Company and most of its U.S. and Canadian subsidiaries. The loans were provided by a syndicate of banks with Citigroup Global Markets, Inc. and Morgan Stanley Senior Funding, Inc., as co-lead arrangers, Citicorp North America, Inc., as administrative agent and collateral agent and Morgan Stanley Senior Funding, Inc. as syndication agent.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially deferred the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company adopted SFAS 157, except as it applies to those nonfinancial assets and nonfinancial liabilities, as noted in FSP 157-2, on January 1, 2008. Such adoption did not have a material impact on the Company’s consolidated financial statements. FSP 157-2 was adopted by the Company on January 1, 2009 and did not have a material impact on the Company’s consolidated financial statements. In October 2008, the FASB also issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3), which clarifies the application of SFAS 157 in a market that is not active. The Company is currently evaluating the provisions of FSP 157-3.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

•	Current assets and current liabilities: The carrying value approximates fair value due to the short maturity of these items.

•	Long-term debt: The fair value of the Company’s Senior Secured Notes is based on secondary market indicators. The carrying amount of the Company’s other long term debt approximates its fair value.

•	Derivatives: The carrying value is based on fair value as of the balance sheet date. SFAS 157 requires companies to maximize the use of observable inputs (Level 1 and Level 2), when available, and to minimize the use of unobservable inputs (Level 3) when determining fair value. The Company’s measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements. For derivative instruments in an asset position, the Company also analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability also must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. This methodology is a market approach, which under SFAS 157 utilizes Level 2 inputs as it uses market data for similar instruments in active markets. See Note 8 for further fair value disclosure of the Company’s interest rate swap. As the Company terminated its interest rate swap agreement in conjunction with the refinancing of its bridge credit facility on June 23, 2009, the swap had no fair value as of June 30, 2009.

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	June 30, 2009
	Carrying	Fair
	Amount	Value

Cash and cash equivalents	$23,930	$23,930
9.25% Senior secured notes	$709,889	$709,475

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS 161), on January 1, 2009, which enhances the disclosure requirements about an entity’s derivative instruments and hedging activities. The expanded disclosure required by SFAS 161 is presented below.

The Company uses derivatives to hedge against increases in interest rates. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133 is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and reclassified into earnings in the period during which the hedge transaction affects earnings.

For derivative instruments in an asset position, the Company analyzes the credit standing of the counterparty and factors it into the fair value measurement. SFAS 157 states that the fair value of a liability must reflect the nonperformance risk of the reporting entity. Therefore, the impact of the Company’s credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

On February 14, 2007, the Company entered into an interest rate swap with a termination date of February 15, 2014. The total notional amount of the swap started at $425 million for the period from February 14, 2007 through November 14, 2007, increasing to a total notional amount of $525 million for the period from November 15, 2007 through November 14, 2008, and ultimately increased to $625 million for the period from November 15, 2008 through February 15, 2014. Under the terms of the interest rate swap, the Company was required to pay a fixed interest rate of 4.9485% on the notional amount while receiving a variable interest rate equal to the 90 day LIBOR. This swap qualified, was designated and was accounted for as a cash flow hedge under SFAS 133. This interest rate swap agreement was terminated in June 2009, in connection with the repayment of the bridge credit facility, and thus had no fair value at June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2009 for the portion of the hedge deemed ineffective. Interest expense of $0.5 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective. Pursuant to SFAS 133, the fair value balance of the swap at termination remains in accumulated other comprehensive loss, net of tax, and is amortized to interest expense over the remaining life of the original swap (through February 14, 2014). As of June 30, 2009, accumulated other comprehensive loss included $36.8 million, net of tax, of unamortized loss relating to the terminated swap. Reclassifications from accumulated other comprehensive loss to interest expense in the next twelve months will be approximately $27.4 million, or $17.0 million, net of tax.

On June 3, 2005, the Company entered into two interest rate swaps for a total notional amount of $100 million for the period from November 25, 2005 through November 24, 2008. Under the terms of the interest rate swaps, the Company was required to pay a fixed interest rate of 4.04% on $100 million while receiving a variable interest rate equal to the 90 day LIBOR. These swaps qualified, were designated and were accounted for as cash flow hedges under SFAS 133. One of the interest rate swaps with a total notional amount of $50 million was terminated on February 12, 2007 while the remaining amount terminated as planned on November 24, 2008, and thus had no fair value at December 31, 2008 or June 30, 2009. Interest expense of $0.3 million was recognized during the six months ended June 30, 2008 for the portion of the hedge deemed ineffective.

For the six months ended June 30, 2009, the amount of loss recognized in the consolidated statement of operations is as follows (in thousands):

The Effect of Derivative Instruments on Statement of Operations
Amount of Gain
or (Loss)
Recognized in
	Accumulated	Location of Gain	Amount of Gain
	Other	(Loss)	(Loss)	Location of Gain	Amount of
	Comprehensive	Reclassified from	Reclassified from	(Loss) Recognized	Gain (Loss)
Derivatives in SFAS 133	Income (AOCI)	AOCI into	AOCI into	in Income on	Recognized in
Cash Flow Hedging	on Derivative	Income (Effective	Income (Effective	Derivative (Ineffective	Income on Derivative
Relationships	(Effective Portion)	Portion)	Portion)	Portion)	(Ineffective Portion)

Interest Rate Swap	$5,322	Interest Expense	$(7,270)	Interest Expense	$(278)

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	COMMON STOCK TRANSACTIONS

As part of the equity award plans adopted after the acquisition, the Company allows certain members of management to purchase shares of common stock of the Company. During the six months ended June 30, 2008, certain members of management purchased an aggregate of 44,460 shares of common stock. Due to certain repurchase provisions in the purchase agreements, cash of $0.6 million that was received for the purchase of shares during the six months ended June 30, 2008, has been classified as a liability. During the six months ended June 30, 2009, the Company accepted 46,854 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation. During the six months ended June 30, 2008, the Company accepted 3,249 shares in lieu of cash payments by employees for payroll tax withholdings relating to stock based compensation.

In June 2009, the Company declared and paid a cash dividend in the amount of $20.0 million to its common shareholders. Approximately $0.5 million of the cash dividend was paid to holders of unvested restricted shares. This amount was accounted for as compensation expense and presented as a reduction of cash flow from operations.

10.	TRACK MAINTENANCE AGREEMENT

In the first quarter of 2009, the Company entered into a Track Maintenance Agreement with an unrelated third-party customer (“Shipper”). Under the agreement, the Shipper pays for qualified railroad track maintenance expenditures during 2009 in exchange for the assignment of railroad track miles which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Internal Revenue Code. The reduction in maintenance expenditures is reflected in the Maintenance of Way functional category in the consolidated results of operations. For the six months ended June 30, 2009, the Shipper paid for $8.4 million of maintenance expenditures, but no capital expenditures.

11.	INCOME TAX PROVISION

The effective income tax rates for the six months ended June 30, 2009 and 2008 for continuing operations were 27.2% and 67.5%, respectively. The Company’s overall effective tax rate for the six months ended June 30, 2009 benefited from the resolution of the Australian tax audit matter during the reported period which resulted in a net tax benefit of approximately $2.5 million. Other factors impacting the effective tax rate for the six months ended June 30, 2009 included the adverse impact of significant non-operational losses with minimal state tax benefit, off-set by the favorable Canadian tax rate differential for foreign exchange gains ($0.4 million) and the tax benefit claimed for the loss on sale of a portion of track ($0.5 million). The Company’s overall effective tax rate for the six months ended June 30, 2008 was adversely impacted by the significant non-operational losses with minimal state tax benefit, the tax effects for repatriated Canadian earnings ($1.4 million), an accrual for uncertain tax positions ($0.7 million), and the revaluation of deferred taxes for changes in estimated state apportionment factors ($1.5 million). The rate for the six months ended June 30, 2009, did not include a federal tax benefit related to the track maintenance credit provisions enacted by the American Jobs Creation Act of 2004 and extended by the Tax Extenders and AMT Relief Act of 2008 due to the execution of the Track Maintenance Agreement in 2009 as discussed above. The rate for the six months ended June 30, 2008, did not include a federal tax benefit related to the track maintenance credit provisions as the Tax Extenders and AMT Relief Act of 2008 was not enacted until the fourth quarter of 2008.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2009	$29,995

Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	158
Reductions for tax positions of prior years	—
Settlements with taxing authorities	(20,993)
Lapse of statute of limitations	—

Balance at June 30, 2009	$9,160

12.	COMPREHENSIVE INCOME

Other comprehensive income consists of foreign currency translation adjustments, unrealized gains and losses on derivative instruments designated as hedges and unrealized actuarial gains and losses related to pension benefits. As of June 30, 2009, accumulated other comprehensive loss consisted of $36.8 million of unrealized losses, net of tax, related to hedging transactions, $1.2 million of unrealized actuarial gains, net of tax, associated with pension benefits and $2.1 million of cumulative translation adjustment losses. The following table reconciles net income to comprehensive income for the six months ended June 30, 2009 and 2008 (in thousands):

	For the Six Months
	Ended June 30,
	2009	2008

Net income	$19,227	$4,774
Other comprehensive income
Unrealized gain on derivatives designated as hedges, net of taxes of $3,262 and $1,226	5,322	2,000
Amortization of terminated swap costs, net of taxes of $369	603	—
Change in cumulative translation adjustments	5,914	3,548

Total comprehensive income	$31,066	$10,322

13.	PENSION DISCLOSURES

Components of the net periodic pension and benefit cost for the six months ended June 30, 2009 and 2008 were as follows (in thousands):

	Pension Benefits
	For the Six Months
	Ended June 30,
	2009	2008

Service cost	$83	$178
Interest cost	265	307
Expected return on plan assets	(188)	(249)
Amortization of net actuarial loss	19	74
Amortization of prior service costs	10	12

Net cost recognized	$189	$322

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Health and Welfare
	Benefits
	For the Six Months
	Ended June 30,
	2009	2008

Service cost	$21	$22
Interest cost	62	64
Amortization of net actuarial gain	(35)	(30)

Net cost recognized	$48	$56

14.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of conducting its business, the Company becomes involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Settlement costs associated with litigation are included in Transportation expense on the Consolidated Statement of Operations.

The Company’s operations are subject to extensive environmental regulation. The Company records liabilities for remediation and restoration costs related to past activities when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of ongoing compliance activities to current operations are expensed as incurred. The Company’s recorded liabilities for these issues represent its best estimates (on an undiscounted basis) of remediation and restoration costs that may be required to comply with present laws and regulations. It is the opinion of management that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is subject to claims for employee work-related and third-party injuries. Work-related injuries for employees are primarily subject to the Federal Employers’ Liability Act (“FELA”). The Company retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis has been performed by an independent actuarial firm and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on the Company’s historical claims and settlement experience. Actual results may vary from estimates due to the type and severity of the injury, costs of medical treatments and uncertainties in litigation.

The Company is subject to ongoing tax examinations and governmental assessments in various U.S. and foreign jurisdictions. Specifically, the Australian Taxation Office (“ATO”) initiated an audit, in November 2005, of the reorganization transactions undertaken by the Company’s Australian subsidiaries prior to the sale of Freight Australia to Pacific National in August 2004. On May 14, 2009, the Company received a notice from the ATO indicating that they would not be taking any further action in relation to its audit of the reorganization transactions. As a result, the Company reversed the recorded tax reserves in the second quarter of 2009 and recorded a benefit to the continuing operations tax provision of $2.5 million and an adjustment to the gain on sale of discontinued operations of $12.3 million.

On August 28, 2005, a railcar containing styrene located on the Company’s Indiana & Ohio Railway (“I&O Railway”) property in Cincinnati, Ohio, began venting, due to a chemical reaction. Styrene is a potentially hazardous chemical used to make plastics, rubber and resin. In response to the incident, local public officials temporarily evacuated residents and businesses from the immediate area until public authorities confirmed that the tank car no longer posed a threat. As a result of the incident, several civil lawsuits were filed, and claims submitted,

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

against the Company and others connected to the tank car. Motions for class action certification were filed. Settlements were achieved with what the Company believes to be all potential individual claimants. In cooperation with the Company’s insurer, the Company has paid settlements to a substantial number of affected businesses, as well. All business interruption claims have been resolved. Total payments to-date exceed the self insured retention, so the I&O Railway’s liability for civil matters has likely been exhausted. The incident also triggered inquiries from the Federal Railroad Administration (FRA) and other federal, state and local authorities charged with investigating such incidents. A settlement was reached with the FRA, requiring payment of a $50,000 fine but no admission of liability by the I&O Railway. Because of the chemical release, the US Environmental Protection Agency (“US EPA”) is investigating whether criminal negligence contributed to the incident, and whether charges should be pressed. A conference with the Company’s attorneys and the US EPA attorneys took place on January 14, 2009, at which time legal theories and evidence were discussed in an effort to influence the EPA’s charging decision. The meeting concluded before the matters were fully discussed and a continuance was scheduled for March 13, 2009. This continuance meeting was delayed by the US EPA attorneys and has not yet been rescheduled. Should this investigation lead to environmental crime charges against the I&O Railway, potential fines upon conviction could range widely and could be material. As of June 30, 2009, the Company has accrued $1.7 million for this incident, which is expected to be paid out within the next year.

15.	RELATED PARTY TRANSACTIONS

The Company entered into four operating lease agreements with Florida East Coast Railway LLC, (“FECR”) an entity also owned by investment funds managed by affiliates of Fortress Investment Group LLC during 2008 and one additional operating lease agreement in 2009. Four of these agreements are one year agreements which relate to the leasing of locomotives between the companies for ordinary business operations. With respect to such agreements, during the six months ended June 30, 2009, on a net basis, the Company paid FECR an aggregate amount of $0.2 million, and at June 30, 2009, the Company had a net payable to FECR of $0.05 million. Additionally with respect to such agreements, the Company paid FECR an aggregate amount of $0.04 million during the six months ended June 30, 2008.

The fifth lease relates to the sub-leasing of office space by FECR to the Company. During the six months ended June 30, 2009, FECR billed the Company $0.5 million under the sub-lease agreement, of which $0.2 million was payable to FECR at June 30, 2009. Separately from these agreements, the entities had shared management level employees who performed similar functions for both entities. The net impact of these shared services to each entity’s financial results is immaterial for the six months ended June 30, 2009 and 2008.

16.	RESTRUCTURING COSTS

RailAmerica relocated its corporate headquarters to Jacksonville, Florida during 2008 and as a result, the Company incurred facility closing costs and relocation expenses for this move during the six months ended June 30, 2009 of approximately $0.6 million, all classified within selling, general and administrative expenses. During the six months ended June 30, 2008, the Company incurred approximately $1.4 million of facility closing costs and relocation expenses also classified within selling, general and administrative expenses. All cash termination benefits were paid in 2008. As of June 30, 2009, the Company had an accrual of $0.1 million relating to health benefits that extend through 2009 and into 2010 for certain terminated employees. Also, pursuant to SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” certain relocation costs, which are being paid out over two years or less to relocated employees, cannot be accrued for until incurred and thus will continue to be reflected as relocation expense until those costs have been fully settled in cash.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	SUBSEQUENT EVENT

Effective September 22, 2009, the Board of Directors approved a stock split of 90 to 1 and increased the total authorized shares to 500,000,000, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. All Successor period share and per share amounts have been adjusted to reflect the stock split.

On October 16, 2009, the Company completed an initial public offering of 22,000,000 shares of common stock at $15.00 per share. The Company sold 10,500,000 shares of common stock and the Initial Stockholder, RR Acquisition Holding LLC, sold 11,500,000 shares of common stock. Proceeds to the Company were $147.3 million net of the underwriters’ discount. The Company did not receive any proceeds from the sale of its common stock by the Initial Stockholder. The Company intends to use the net proceeds from the initial public offering for working capital and other general corporate purposes, including to redeem $74 million aggregate principal amount of the senior secured notes at a price equal to 103% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, as well as potential strategic investments and acquisitions. Immediately after the initial public offering, the Company had 54,346,930 shares of common stock outstanding. On October 16, 2009, the Company provided a notice of redemption to the indenture trustee and holders of the senior secured notes to redeem $74 million aggregate principal amount of the notes with a redemption date of November 16, 2009.

18.	GUARANTOR FINANCIAL STATEMENT INFORMATION

In June 2009, RailAmerica, Inc. (the “Issuer”), sold in a private offering $740.0 million aggregate principal amount of 9.25% senior secured notes which mature on July 1, 2017. In October 2009, the Company filed with the Securities and Exchange Commission a Form S-4 registration statement to exchange the privately placed notes with registered notes. The terms of the registered notes are substantially identical to those of the privately placed notes. The notes are jointly and severally guaranteed on a senior secured basis by all of the Issuer’s existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by the Issuer. All amounts in the following tables are in thousands.

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Balance Sheet
June 30, 2009

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$20,008	$1,325	$2,597	$—	$23,930
Accounts and notes receivable, net of allowance	3,137	66,654	6,355	—	76,146
Other current assets	360	14,780	1,263	—	16,403
Current deferred tax assets	5,854	—	—	—	5,854

Total current assets	29,359	82,759	10,215	—	122,333

Property, plant and equipment, net	157	875,311	73,415	—	948,883
Intangible Assets	—	105,644	66,801	—	172,445
Goodwill	—	198,300	6,748		205,048
Other assets	16,773	3,617	(16)	—	20,374
Investment in and advances to affiliates	1,161,207	1,271,506	21,810	(2,454,523)	—

Total assets	$1,207,496	$2,537,137	$178,973	$(2,454,523)	$1,469,083

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$—	$709	$—	$—	$709
Accounts payable	5,108	40,797	2,080	—	47,985
Accrued expenses	5,741	17,270	5,255	—	28,266

Total current liabilities	10,849	58,776	7,335	—	76,960

Long-term debt, less current maturities	—	3,286	—	—	3,286
Senior secured notes	709,889	—	—	—	709,889
Deferred income taxes	(13,001)	160,740	15,716	—	163,455
Other liabilities	16,725	14,298	1,436	—	32,459
Stockholders’ equity:
Common stock	437	1,493	—	(1,493)	437
Additional paid-in capital	470,509	2,215,024	129,954	(2,344,978)	470,509
Retained earnings	49,771	83,337	25,325	(108,662)	49,771
Accumulated other comprehensive income (loss)	(37,683)	183	(793)	610	(37,683)

Total stockholders’ equity	483,034	2,300,037	154,486	(2,454,523)	483,034

Total liabilities and stockholders’ equity	$1,207,496	$2,537,137	$178,973	$(2,454,523)	$1,469,083

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the six months ended June 30, 2009

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$99	$180,560	$25,824	$—	$206,483

Operating expenses:
Transportation	(8,252)	85,450	14,252	—	91,450
Selling, general and administrative	13,091	31,902	3,151	—	48,144
Net loss (gain) on sale of assets	—	1,047	(33)	—	1,014
Depreciation and amortization	104	19,027	1,435	—	20,566

Total operating expenses	4,943	137,426	18,805	—	161,174

Operating (loss) income	(4,844)	43,134	7,019	—	45,309
Interest expense	(15,211)	(18,389)	(1,663)	—	(35,263)
Equity in earnings of subsidiaries	22,283	—	—	(22,283)	—
Other income (loss)	8,233	(7,834)	(1,819)	—	(1,420)

Income (loss) from continuing operations before income taxes	10,461	16,911	3,537	(22,283)	8,626
Provision for income taxes	2,350	—	—	—	2,350

Income (loss) from continuing operations	8,111	16,911	3,537	(22,283)	6,276
Gain on disposal of discontinued business (net of tax)	11,116	1,651	184	—	12,951

Net income (loss)	$19,227	$18,562	$3,721	$(22,283)	$19,227

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the six months ended June 30, 2009

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$19,227	$18,562	$3,721	$(22,283)	$19,227
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	705	25,322	2,123	—	28,150
Equity in earnings of subsidiaries	(22,283)	—	—	22,283	—
Amortization of swap termination costs	972	—	—	—	972
Net gain on sale or disposal of properties	(11,116)	(835)	(307)	—	(12,258)
Foreign exchange gain on debt	—	—	(1,160)	—	(1,160)
Swap termination costs	(55,750)	—	—	—	(55,750)
Write-off of deferred financing costs	509	1,875	209	—	2,593
Equity compensation costs	1,942	—	—	—	1,942
Deferred income taxes	342	232	90	—	664
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(3,048)	2,038	1,717	—	707
Other current assets	(129)	1,844	510	—	2,225
Accounts payable	1,298	(5,040)	(5,345)	—	(9,087)
Accrued expenses	(3,573)	(18,896)	(2)	—	(22,471)
Other assets and liabilities	268	463	157	—	888

Net cash provided by (used in) operating activities	(70,636)	25,565	1,713	—	(43,358)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(23,534)	(2,232)	—	(25,766)
Proceeds from sale of assets	—	19,338	282	—	19,620
Deferred acquisition/disposition costs and other	(355)	—	—	—	(355)

Net cash used in investing activities	(355)	(4,196)	(1,950)	—	(6,501)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	709,830	—	—	—	709,830
Principal payments on long-term debt	(112,000)	(475,585)	(38,000)	—	(625,585)
(Disbursements)/receipts on intercompany debt	(473,827)	441,944	31,883	—	—
Dividends paid to common stockholders	(19,485)	—	—	—	(19,485)
Deferred financing costs paid	(16,723)	(1,140)	—	—	(17,863)

Net cash provided by (used in) financing activities	87,795	(34,781)	(6,117)	—	46,897

Effect of exchange rates on cash	—	—	(59)	—	(59)
Net (decrease) increase in cash	16,804	(13,412)	(6,413)	—	(3,021)
Cash, beginning of period	3,204	14,737	9,010	—	26,951

Cash, end of period	$20,008	$1,325	$2,597	$—	$23,930

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Balance Sheet
December 31, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$3,204	$14,737	$9,010	$—	$26,951
Accounts and notes receivable, net of allowance	89	68,693	7,602	—	76,384
Other current assets	243	16,548	1,689	—	18,480
Current deferred tax assets	5,854	—	—	—	5,854

Total current assets	9,390	99,978	18,301	—	127,669

Property, plant and equipment, net	262	884,819	68,523	—	953,604
Intangible Assets	—	109,376	63,483	—	172,859
Goodwill	—	198,331	6,370		204,701
Other assets	4,531	11,148	882	—	16,561
Investment in and advances to affiliates	647,390	1,725,414	56,842	(2,429,646)	—

Total assets	$661,573	$3,029,066	$214,401	$(2,429,646)	$1,475,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$—	$899	$—	$—	$899
Accounts payable	3,310	45,781	6,967	—	56,058
Accrued expenses	9,214	36,849	5,286	—	51,349

Total current liabilities	12,524	83,529	12,253	—	108,306

Long-term debt, less current maturities	112,000	478,681	38,000	—	628,681
Deferred income taxes	(36,210)	171,067	14,838	—	149,695
Other liabilities	101,739	14,253	1,200	—	117,192
Stockholders’ equity:
Common stock	435	1,493	—	(1,493)	435
Additional paid-in capital	470,578	2,215,023	135,373	(2,350,396)	470,578
Retained earnings	50,029	64,775	21,605	(86,380)	50,029
Accumulated other comprehensive income (loss)	(49,522)	245	(8,868)	8,623	(49,522)

Total stockholders’ equity	471,520	2,281,536	148,110	(2,429,646)	471,520

Total liabilities and stockholders’ equity	$661,573	$3,029,066	$214,401	$(2,429,646)	$1,475,394

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Operations
For the six months ended June 30, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Operating revenue	$74	$219,035	$36,131	$—	$255,240

Operating expenses:
Transportation	—	125,861	18,503	—	144,364
Selling, general and administrative	11,428	34,478	4,199	—	50,105
Net gain on sale of assets	—	(98)	—	—	(98)
Depreciation and amortization	105	18,187	1,307	—	19,599

Total operating expenses	11,533	178,428	24,009	—	213,970

Operating (loss) income	(11,459)	40,607	12,122	—	41,270
Interest expense	(7,760)	(15,517)	(1,057)	—	(24,334)
Equity in earnings of subsidiaries	27,931	—	—	(27,931)	—
Other income (loss)	6,587	(4,489)	(3,438)	—	(1,340)

Income (loss) from continuing operations before income taxes	15,299	20,601	7,627	(27,931)	15,596
Provision for income taxes	10,525	—	—	—	10,525

Income (loss) from continuing operations	4,774	20,601	7,627	(27,931)	5,071
Gain on disposal of discontinued business (net of tax)	—	(297)	—	—	(297)

Net income (loss)	$4,774	$20,304	$7,627	$(27,931)	$4,774

RAILAMERICA, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RailAmerica, Inc.

Consolidating Statement of Cash Flows
For the six months ended June 30, 2008

			Non
	Issuer	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$4,774	$20,304	$7,627	$(27,931)	$4,774
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization costs classified in interest expense	737	19,587	1,364	—	21,688
Equity in earnings of subsidiaries	(27,931)	—	—	27,931	—
Net loss on sale or disposal of properties	—	353	—	—	353
Foreign exchange loss on debt	—	—	1,340	—	1,340
Equity compensation costs	1,695	—	—	—	1,695
Deferred income taxes	10,525	(153)	—	—	10,372
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(112)	7,920	20	—	7,828
Other current assets	1,939	(160)	843	—	2,622
Accounts payable	2,100	(4,665)	(5,744)	—	(8,309)
Accrued expenses	(743)	(3,461)	277	—	(3,927)
Other assets and liabilities	(682)	291	709	—	318

Net cash provided by (used in) operating activities	(7,698)	40,016	6,436	—	38,754

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(27,108)	(2,517)	—	(29,625)
Proceeds from sale of assets	—	341	349	—	690

Net cash used in investing activities	—	(26,767)	(2,168)	—	(28,935)

Cash flows from financing activities:
Principal payments on long-term debt	—	(1,290)	—	—	(1,290)
(Disbursements)/receipts on intercompany debt	7,603	(2,816)	(4,787)	—	—
Sale of common stock	635	—		—	635

Net cash provided by (used in) financing activities	8,238	(4,106)	(4,787)	—	(655)

Effect of exchange rates on cash	—	—	(167)	—	(167)
Net (decrease) increase in cash	540	9,143	(686)	—	8,997
Cash, beginning of period	8,079	1,264	6,044	—	15,387

Cash, end of period	$8,619	$10,407	$5,358	$—	$24,384

PROSPECTUS

November 2, 2009